株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan

File No. 82-34775

July 7, 2006


06015275

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated April 3, 2006 (Attached hereto as Exhibit A-1)
(2) Press release dated April 4, 2006 (Attached hereto as Exhibit A-2)
(3) Press release dated April 11, 2006 (Attached hereto as Exhibit A-3)
(4) Press release dated April 19, 2006 (Attached hereto as Exhibit A-4)
(5) Press release dated April 25, 2006 (Attached hereto as Exhibit A-5)
(6) Press release dated April 25, 2006 (Attached hereto as Exhibit A-6)
(7) Press release dated April 25, 2006 (Attached hereto as Exhibit A-7
(8) Press release dated April 26, 2006 (Attached hereto as Exhibit A-8)
(9) Press release dated May 9, 2006 (Attached hereto as Exhibit A-9)
(10) Press release dated May 10, 2006 (Attached hereto as Exhibit A-10)
(11) Press release dated May 11, 2006 (Attached hereto as Exhibit A-11)
(12) Press release dated May 15, 2006 (Attached hereto as Exhibit A-12)
(13) Press release dated May 23, 2006 (Attached hereto as Exhibit A-13)
(14) Press release dated May 23, 2006 (Attached hereto as Exhibit A-14)
(15) Press release dated May 23, 2006 (Attached hereto as Exhibit A-15)
(16) Press release dated May 23, 2006 (Attached hereto as Exhibit A-16)
(17) Press release dated May 23, 2006 (Attached hereto as Exhibit A-17)
(18) Press release dated May 25, 2006 (Attached hereto as Exhibit A-18)
(19) Press release dated May 25, 2006 (Attached hereto as Exhibit A-19)
(20) Press release dated May 31, 2006 (Attached hereto as Exhibit A-20)
(21) Press release dated May 31, 2006 (Attached hereto as Exhibit A-21)
(22) Press release dated June 1, 2006 (Attached hereto as Exhibit A-22)
(23) Press release dated June 1, 2006 (Attached hereto as Exhibit A-23)
(24) Press release dated June 5, 2006 (Attached hereto as Exhibit A-24)
(25) Press release dated June 8, 2006 (Attached hereto as Exhibit A-25)
(26) Press release dated June 16, 2006 (Attached hereto as Exhibit A-26)
(27) Press release dated June 20, 2006 (Attached hereto as Exhibit A-27)
(28) Press release dated June 27, 2006 (Attached hereto as Exhibit A-28)
(29) Press release dated June 27, 2006 (Attached hereto as Exhibit A-29)
(30) Press release dated June 27, 2006 (Attached hereto as Exhibit A-30)
(31) Press release dated June 27, 2006 (Attached hereto as Exhibit A-31)
(32) Press release dated June 28, 2006 (Attached hereto as Exhibit A-32)
(33) Press release dated June 29, 2006 (Attached hereto as Exhibit A-33)
(34) Press release dated June 29, 2006 (Attached hereto as Exhibit A-34)

7/18

(35) Press release dated June 29, 2006 (Attached hereto as Exhibit A-35)

B. Japanese Language Documents

(1) Press release dated April 3, 2006
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated April 5, 2006
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated April 11, 2006
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated April 19, 2006
(English Translation attached hereto as Exhibit B-4, the same as A-4)
(5) Press release dated April 25, 2006
(English Translation attached hereto as Exhibit B-5, the same as A-5)
(6) Press release dated April 25, 2006
(English Translation attached hereto as Exhibit B-6, the same as A-6)
(7) Press release dated April 25, 2006
(English Translation attached hereto as Exhibit B-7, the same as A-7)
(8) Press release dated April 26, 2006
(English Translation attached hereto as Exhibit B-8, the same as A-8)
(9) Press release dated May 9, 2006
(English Translation attached hereto as Exhibit B-9, the same as A-9)
(10) Press release dated May 10, 2006
(English Translation attached hereto as Exhibit B-10, the same as A-10)
(11) Press release dated May 11, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-11)
(12) Press release dated May 15, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-12)
(13) Press release dated May 23, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-13)
(14) Press release dated May 23, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-14)
(15) Press release dated May 23, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-15)
(16) Press release dated May 23, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-16)
(17) Press release dated May 23, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-17)
(18) Press release dated May 25, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-18)
(19) Press release dated May 25, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-19)
(20) Press release dated May 31, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-20)
(21) Press release dated May 31, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-21)
(22) Press release dated June 1, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-22)
(23) Press release dated June 1, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-23)
(24) Press release dated June 5, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-24)
(25) Press release dated June 8, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-25)

(26) Press release dated June 16, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-26)
(27) Press release dated June 20, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-27)
(28) Press release dated June 27, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-28)
(29) Press release dated June 27, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-29)
(30) Press release dated June 27, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-30)
(31) Press release dated June 27, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-31)
(32) Press release dated June 28, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-32)
(33) Press release dated June 29, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-33)
(34) Press release dated June 29, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-34)
(35) Press release dated June 29, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-35)

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,
Shinsei Bank, Limited

By [signature]
Name: Kazuko Noritomi
Title: General Manager
IR Division

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Completion of the Assignment of Shinsei Sales Finance Stocks

Tokyo (Monday, April 3, 2006) --- As Shinsei Bank, Limited ("Shinsei Bank") announced on November 29, 2005, upon signing a letter of understanding with APLUS Co., Ltd. ("APLUS", a subsidiary of Shinsei Bank) regarding the assignment of the entire shares of Shinsei Sales Finance Co., Ltd. ("Shinsei Sales Finance", wholly owned subsidiary of Shinsei Bank), the Bank concluded the stock purchase and sale agreement on April 1, 2006.
The settlement will be made as soon as the results of Shinsei Sales Finance for the business year ending in March 2006 is determined.

1. Reason for the conclusion of the agreement
   APLUS actively conducts business development focusing on shopping credit business as Shinsei Bank's core consumer and commercial finance group company, and leads efforts in expanding the corporate value of Shinsei Bank Group.
   Shinsei Bank believes that it is appropriate to make Shinsei Sales Finance a subsidiary of APLUS in order to improve efficiency of this retail shopping credit business, which is one of the main consumer and commercial finance businesses of Shinsei Bank Group.

2. Overview of Shinsei Sales Finance
   Please refer to the attached table.

3. Shareholding status before and after the assignment

   (1) Number of shares held by Shinsei Bank before assignment: 60,200 shares
   (2) Number of shares to be transferred to APLUS: 60,200 shares
   (3) Number of shares held by Shinsei Bank after the assignment: 0 share

   The transfer price will be determined based on the book value net asset price as of the end of March 2006.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at *http://www.shinseibank.com/english/index.html.*

Attachment

【Overview of Shinsei Sales Finance】

Company Name	Shinsei Sales Finance Co., Ltd.
Representative	President and Representative Director, Masahiro Hirai
Address	1-8, Uchisaiwaicho, 2-Chome, Chiyoda-ku, Tokyo 100-8501
Establishment	August 1986 (As Teijin Finance Limited)
Capitalization	350 million yen
Shareholder	Shinsei Bank, Limited (100%)
Operating Revenue	2,808 million yen (Fiscal year ended March 2005)
Operating Loss	1,172 million yen (Fiscal year ended March 2005)
Gross Assets	39,387 million yen (March 2005)
Main Business	Shopping credit



winterthur

April 4, 2006
Shinsei Bank, Limited
Winterthur Swiss Life Insurance Co., Ltd.

Shinsei Bank to Begin Offering First Japanese Online Annuity Developed by Winterthur Swiss Life Insurance

On April 5, 2006, Shinsei Bank, Limited (Head Office: Chiyoda-ku, Tokyo, President and CEO: Thierry Porté, hereinafter "Shinsei Bank") is to start selling *Shinsei PowerDirect Nenkin (Annuity)* as an agency of Winterthur Swiss Life Insurance Co., Ltd. (Head Office: Shinjuku-ku, Tokyo, President and CEO: Ulrich Blanken, hereinafter "Winterthur Swiss Life Insurance"). *Shinsei PowerDirect Nenkin* (underwriting insurance company: Winterthur Swiss Life Insurance) is the first Japanese investment-type annuity (individual variable annuity) which can be applied by Internet.

Shinsei PowerDirect Nenkin developed by Winterthur Swiss Life Insurance can be applied by Shinsei *PowerDirect* Internet banking services. The application process is completed through the Internet and mail without meeting face-to-face. Notwithstanding the recent rapid increase in Internet trading of investment-type financial products, such as equities and investment trusts, this is the first Japanese investment-type annuity offered via the Internet. Shinsei Bank already provides various products and services using Shinsei *PowerDirect*, such as yen deposits, foreign currency deposits, investment trusts and equities (securities brokerage). Adding investment-type annuity into the lineup will enable customers to choose from a wider variety of financial products.

In order to provide asset building opportunities to more customers, *Shinsei PowerDirect Nenkin* has reduced the minimum initial insurance premium to be paid at agreement as much as possible and also enabled additional monthly reserves. Moreover, this product will meet flexible investment needs through an attractive special accounts [funds] lineup and a free-of-charge switching function within prescribed time limits every year. Customers can now apply for investment-type annuity insurance, which previously had only been sold over the counter, via the Internet as well. Therefore, this service is expected to be used by a wide range of customers, specially those in their thirties and forties who are beginning to build their assets.

Under the brand concept "Color your life," Shinsei Bank endeavors to enrich and enliven customers' lives by offering convenient and high-value-added products and services. Shinsei Bank will continue to provide products and services meeting customers' needs.

Winterthur Swiss Life Insurance is a member company of the Credit Suisse Group – one of the world's major financial groups – and a Japanese company of the Winterthur Group – the largest insurance company in Switzerland. Under the corporate concept "Next to life, next to you," the company will provide high-quality Swiss services.

■ Screen shot of Shinsei *PowerDirect*



In commemoration of new sales of *Shinsei PowerDirect Nenkin*, Shinsei Bank and Winterthur Swiss Life Insurance will carry out a campaign targeting people who test out *Shinsei PowerDirect Nenkin* simulator on the Shinsei Website. "Veuve Clicquot Piccolo Set Romantic (quarter bottle of champagne & a pair of glasses)" will be presented by lottery. Anyone 20 to 78 years old can test out this product. Please refer to the Shinsei Website for details.

* For product outline of *Shinsei PowerDirect Nenkin*, please refer to the Attachment.

【Attachment】 Product Outline

1. **Application Process**
   The application process is as follows:



Log in to Shinsei *PowerDirect*
Confirm and agree to the Agreement Outline/Specifically Important Information (Special Attention Information)
Choose the Application Plan
Finalize the Application Plan
Sign and return the "Confirmation Letter"
(Sign the confirmation letter mailed by Shinsei Bank and send it to Winterthur Swiss Life Insurance)
Confirm/Modify the application plan via Shinsei *PowerDirect*
Print out the Application Plan and retain the Agreement Outline/Specifically Important Information (Special Attention Information)/Guide to Agreement /Agreement/Guide to Special Accounts, etc.
Remit the insurance premium via Shinsei *PowerDirect*
Application process completed.

2. System and Features

System chart



Reserves (favorable investment)
Initial agreement expenses
(5% of initial insurance premium)
Reserves(sluggish investment)
Initial insurance premium
Amt counted as special accounts
Basic insurance
Death benefit
Accidental death benefit
20% of basic insurance
Annuity
Favorable investment
Sluggish investment
Agreement
Grace (investment) period
Start of annuity payments

◇ Until the day before starting annuity payments, the reserve amount changes (increases or decreases) based on results of investment in assets subject to special accounts, and the future annuity amount, death benefit and cash surrender value, etc. change (increase or decrease) based on the reserve amount.

◇ The basic insurance amount will be graranteed as the minimum for death grant before starting annuity payments

◇ The future annuity amount is determined based on the reserve amount as of the day before starting annuity payments and the rate prescribed by Winterthur Swiss Life Insurance as of the start of annuity payments. This annuity amount is undetermined at purchase and a minimum annuity amount is not guaranteed.

◇ A minimum cash surrender value is not guaranteed.

Main features of *Shinsei PowerDirect Annuity Insurance*

- **You can freely select any of nine special accounts [funds]. Free-of-charge switching is also an attraction.**
  Nine attractive special accounts [funds] to be invested in popular investment trusts, such as Japanese or Chinese equities and global sovereign fixed income, are lined up. You can freely establish your own portfolio and select "passive" or "active" model type. Moreover, you can use the free-of-charge switching service up to12 times a year.

- **You can use this service with an initial insurance premium as small as 500,000 yen. An additional monthly reserve plan can start with an amount as small as 10,000 yen per month.**
  Customers 20 to 78 years old can start using this service with an initial insurance premium as small as 500,000 yen. Moreover, an additional reserve plan using account transfer can be established with an amount as small as 10,000 yen per month. Furthermore, purchases can be increased by amounts as small as 10,000 yen.

- **You can make an application 24 hours a day, 365 days a year and make subsequent transactions via the Internet.**
  You can make an application 24 hours a day, 365 days a year via Shinsei *PowerDirect* Internet banking services*. Moreover, transactions such as agreement inquiries and switching are accepted on the Website of Winterthur Swiss Life Insurance.
  * A *PowerFlex* account must be opened in advance.

3. Special Accounts [Funds] Lineup

Special accounts	Main investment trusts subject to investment	Investment management company
Japanese growth equities (PD)	Fidelity/Japanese growth equities/fund VA 3	Fidelity Investments Japan
Japanese over-the-counter/ small equities (PD)	INVESCO over-the-counter/growth equities open VA 1	INVESCO Asset Management (Japan) Limited
Japanese equities index (PD)	Index fund 225 VA	Nikko Asset Management Co., Ltd.
Foreign equities index (PD)	Morgan Stanley MSCI *Kokusai* index fund I	Morgan Stanley Asset & Investment Trust Management Co., Limited
Emerging equities (PD)	HSBC China fund VA II	HSBC Investments (Japan) K.K.
Japanese fixed income (PD)	DKA inflation-indexed JGB fund VA	Dai-Ichi Kangyo Asset Management Co., Ltd.
Global fixed income (PD)	Global sovereign open VA	Kokusai Asset Management Co., Ltd.
Foreign high-yield fixed income (PD)	High-yield corporate bond open VA	Nomura Asset Management Co., Ltd.
Money pool (PD)	Fidelity money pool VA	Fidelity Investments Japan

******

Shinsei Bank

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.

Winterthur Swiss Life

Winterthur Swiss Life Insurance Co., Ltd. is a member of Winterthur Group, the insurance arm of Credit Suisse Group. With the new concept of "asset building through life insurance", Winterthur Swiss Life offers life insurance as an active asset-building tool to help achieve an affluent lifestyle, whilst also providing protection against unexpected incidents. Founded in 1986, the company had premium income of JPY 62 billion for the year to 31 March 2005, and total assets of JPY 219 billion at that date.

Winterthur Group

Winterthur Group is a leading Swiss insurance company with head office in Winterthur. As an international company, the Group provides a broad range of personal, property and casualty insurance products, as well as insurance solutions in life and pensions that are tailored to the individual needs of private and corporate clients. Winterthur Group has approximately 19,000 employees worldwide. The company achieved a total business volume of CHF 28.3 billion in 2005 and reported assets under management of CHF 153.3 billion as of December 31, 2005.

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse, the banking business of Credit Suisse Group, provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse Group also includes Winterthur, a Swiss general insurer with a focus on international business activities. Credit Suisse Group is active in over 50 countries and employs approximately 63,000 people. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse Group and Credit Suisse can be found at www.credit-suisse.com. Further information about Winterthur can be found at www.winterthur.com.




SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Launch Yen Time Deposit "New Powered One"
~ 3 or 5-year maturity, 1% p.a. for the first 3 years ~

Tokyo (Tuesday, April 11, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of "New Powered One (Extendible Yen Time Deposit, 3 or 5-year maturity)" as of April 14.

"New Powered One" is a time deposit for an initial three-year term, after which Shinsei Bank has the option to extend the term for another two years, four business days prior to the initial maturity date. The applicable interest rate for the first three years is 1.0% p.a. (0.8% p.a. after tax) and 1.2% p.a. (0.96% p.a. after tax) for the next two years if Shinsei Bank decides to extend the deposit term. Interest for the first three years will be paid on the initial maturity date regardless of the term extension.

This product is developed based on "Powered One", an Extendible Yen Time Deposit with 5 or 8-year maturity and "Powered One Plus", an Extendible Yen Time Deposit with 5 or 10-year maturity, which commenced in April 2004 and May 2005 respectively, to meet customers' request for deposits with shorter tenor but same features, that is attractive interest rates with principal guarantee.

■ **Outline of "New Powered One" Yen Time Deposit**

	Initial deposit 3 years	(If Shinsei Bank decides to extend the term to 5 years) Effective the 4th year
Applicable interest rate	1.0% p.a. (0.8% p.a. after tax)	1.2% p.a. (0.96% p.a. after tax)
Available channel/ Minimum deposit	Call Center (Shinsei *PowerCall*): 3,000,000 yen Branch (Shinsei Financial Center, etc.): 5,000,000 yen	

* Interest rate is as of the launching day of the product, before 20% separate withholding tax.
* Depending on market conditions, etc., Shinsei Bank may stop offering this product.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life". Shinsei bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at *http://www.shinseibank.com/english/index.html.*





4-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

"New Powered One" and "Powered One Plus" Minimum Deposit Amounts at Branches is Reduced

Tokyo (Wednesday, April 19, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective April 19, 2006, the minimum deposit amounts for "New Powered One" (Extendible Yen Time Deposit with 3 or 5-year maturity) and "Powered One Plus" (Extendible Yen Time Deposit with 5 or 10-year maturity) is reduced from five million yen to three million yen when they are accepted at branches.

These products are developed based on "Powered One" (Extendible Yen Time Deposit with 5 or 8-year maturity) which commenced in April 2004. "Powered One" and "Powered One Plus" have been well received by customers, with more than 900 billion yen in deposits outstanding as of March 31, 2006. Moreover, "New Powered One," which has been offered since April 14, 2006, was developed to meet customers' request for deposits with shorter tenor but same features that is attractive interest rates with principal guarantee.

Shinsei Bank has now decided to reduce the minimum deposit amounts for these products to make them available for a broader range of customers.

	"New Powered One" (Extendible Yen Time Deposit with 3 or 5-year maturity)	"Powered One Plus" (Extendible Yen Time Deposit with 5 or 10-year maturity)
Applicable interest rates	Initial deposit 3 years: 1.0% p.a. (0.8% p.a. after tax)	Initial deposit 5 years: 1.5% p.a. (1.2% p.a. after tax)
	(If Shinsei Bank decides to extend the term to 5 years) Effective the 4th year: 1.2% p.a. (0.96% p.a. after tax)	(If Shinsei Bank decides to extend the term to 10 years) Effective the 6th year: 1.6% p.a. (1.28% after tax)
Available channels / Minimum deposit amounts	Call Center (Shinsei *PowerCall*): 3,000,000 yen **Branch (Shinsei Financial Center, etc.): 3,000,000 yen**	Internet Banking (Shinsei *PowerDirect*): 500,000 yen Call Center (Shinsei *PowerCall*): 3,000,000 yen **Branch (Shinsei Financial Center, etc.):3,000,000 yen**

* Interest rates on the product are as of April 19, 2006, before 20% withholding tax.
* Depending on market conditions, etc., Shinsei Bank may stop offering these products.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.




SHINSEI BANK

1-8. Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Provide 24/7 ATM Services During Golden Week Holidays

Tokyo (Tuesday, April 25, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATM services during the Golden Week holidays (April 29 to May 7, 2006) will be available 24-hours-a-day free of charge, as usual to Shinsei "*PowerFlex*" customers at ATMs installed at its head office, branches and also at Seven Bank's ATMs installed at 24/7 Seven-Eleven convenience stores (about 11,490 ATMs), etc.

For withdrawal at partner network ATMs*[1], Shinsei Bank will refund any fees charged. Since March 27, 2006, ATM-service hours have been extended*[2] at ATMs of all city banks and four trust banks.

Since June 2001, we have continued to offer services that enable customers to make transactions with us any time through ATMs, Internet Banking (Shinsei *PowerDirect*) and the Call Center (Shinsei *PowerCall*) 24-hours-a-day, seven-days-a-week.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

1. Partner network ATMs:
   Post office, all city banks (Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, and Saitama Resona), four trust banks (Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, and Mizuho Trust), Aozora Bank, and Shokochukin Bank.
2. ATM-service hours of partner network ATMs:
   8:00 to 21:00 weekdays (ATM service on weekdays were previously available from 8:45 to 19:00)
   9:00 to 17:00 for Saturdays and Sundays (no change)
   9:00 to 17:00 for Holidays (ATM service on holidays were unavailable before.)

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

ATM Operating Hours and Fees During Golden Week Holidays

~ For Shinsei *PowerFlex* cash card holders ~

	ATMs		Service Hours	Fees
Shinsei Bank ATMs	・Shisei Bank ATMs installed at Head Office and Branches ・Other Shinsei Bank ATMs		24 hours*[1]*[2]	Free of charge
	・Shinsei Bank ATMs installed at Tokyo Metro stations		From the first to the last train	
	・Keikyu Station Bank ATMs (ATMs installed at Keihin Electric Express stations)		6:00~24:00*[1]	
Partner network ATMs	・Seven Bank ATMs (ATMs installed at Seven-Eleven convenience stores, etc.)		24 hours*[1]	Free of charge
	・Post Office ATMs	Deposit	Weekdays 7:00~21:00 Sat. & Sun. and Holidays 9:00~17:00	Free of charge
		Withdrawal	Weekdays & Saturdays 0:05~23:55 Sun. & Holidays 0:05~20:00 (From 7:00 on the following day of Sundays or holidays)	Fee is reimbursed later.
	・All city banks*[3] ATMs ・Four trust banks*[4] ATMs	Withdrawal	Weekdays 8:00~21:00 Sat. & Sun. and Holidays 9:00~17:00 (Services not available on May 3, 4, and 5)	Fee is reimbursed later.
	・Aozora Bank ATMs ・Shokochukin Bank ATMs	Withdrawal	Weekdays 8:45~19:00 Sat. & Sun. 9:00~17:00 (Services not available on April 29, May 3, 4, and 5)	

1. ATM operating hours are subject to change depending on the operating hours of the outlets at which they are installed.
2. ATMs installed at Shinsei Bank Head Office is unavailable from 8:00 to 20:00 on Thursday, May 4 (holiday) due to legal power cut.
3. Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, and Saitama Resona
4. Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, and Mizuho Trust





1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Open "Omotesando Hills Financial Center"

— As well as exhibition of contemporary art works—

Tokyo (Tuesday, April 25, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced the opening of "Omotesando Hills Financial Center" on the third floor, Dojun Wing of Omotesando Hills on May 19, 2006.

This Financial Center will focus on asset management consulting and professional staff will propose the best financial products to suit customers' needs and lifestyles from among an extensive range of financial products. In order to accommodate busy customers, the Financial Center will be open from 11:00 to 19:00 throughout the year.

Art works of young artists from Japan and overseas will be exhibited as Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." As the first in the series, we will hold an exhibition of the Australian artist Rosslynd Piggot.

【Shinsei Bank Omotesando Hills Financial Center】

Official Name:	Shinsei Bank Omotesando Hills Annex
Location:	Dojun Wing of Omotesando Hills, Third Floor, 4-12-10 Jingumae, Shibuya-ku, Tokyo
Opening Date:	Friday, May 19, 2006
Business Hours:	11:00 to 19:00 operating throughout the year
Service Contents:	Asset management consultation, etc.




■Omotesando Hills Financial Center's layout

"SHINSEI BANK DĒLONGHI CAFĒ" is located at Omotesando Hills on the third basement floor of the Main Building. Shinsei Bank is adjacent to the Italian home electric appliance manufacturer De' Longhi's cafe where customers can open an account, use an ATM or a personal computer for Internet banking, etc.

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.





<u>**Media Release**</u>

MACQUARIE AND SHINSEI BANK FORM JOINT VENTURE IN JAPAN

Tokyo, 25 April 2006 – Macquarie Group and Shinsei Bank, Limited today announced that they have reached agreement to establish a 50/50 joint venture in Japan.

The joint venture, to be named Macquarie Shinsei Advisory Co., Ltd (MSAC), will focus exclusively on advisory services in relation to the acquisition and management of assets with long-term stable cash flows in infrastructure and related sectors in Japan. The target infrastructure assets include telecommunications, media and transportation.

The formation of MSAC builds on the corporate finance capabilities of Macquarie and Shinsei, and comes in response to favourable economic trends and the ongoing public-to-private sector shift in Japan. It marks an important step in the further development of the Japanese capital market.

Macquarie has recognised knowledge and proficiency in infrastructure and specialised funds, and its global capability in corporate finance and capital markets. Shinsei has wide-ranging relationships across corporate and institutional clients, public sector organisations and regulatory authorities. Shinsei is also a leader in a number of product areas in the Japanese market, including securitisation and structured finance.

MSAC will focus on the Japanese market which has a substantial amount of public and private infrastructure. It also aims to provide solutions that assist with the outcomes of the Japanese government's public sector reforms.

The management team of MSAC will include senior executives from the Macquarie Group and Shinsei Bank. The MSAC joint venture partners have commenced work and are currently evaluating potential business opportunities.

Overview of Macquarie

The Macquarie Bank Group is a diversified international provider of specialist financial and investment banking services with over 7,600 people in 23 countries. Macquarie employs over 1,000 staff in 10 Asian countries and, around the region, offers corporate and structured finance, warrants and structured products, institutional stockbroking and research and property advisory and management services. As at 31st March 2005, the Group had total assets of US$38 billion with a further US$69 billion in assets under management. Macquarie's success in the infrastructure and specialised funds sector and the continued growth of its infrastructure investment, advisory and funds management activities has made this a core business for the Macquarie Group.

News and other information about Macquarie are available at http://www.macquarie.com.

Overview of Shinsei

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Appendix

Profile of Macquarie Shinsei Advisory Co., Ltd.

Company Name:	Macquarie Shinsei Advisory Co., Ltd.
Address:	2-1-8 Uchisaiwaicho, Chiyoda-ku, Tokyo, JAPAN
Major Business:	Investment Advisory
Paid-in Capital:	JPY 10 Million
Directors:	Four shall be nominated by Shinsei Bank; four shall be nominated by Macquarie Bank

Note: A number of employees will be seconded to MSAC from both Shinsei and Macquarie.

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Administrative Actions against Shinsei Trust & Banking

Tokyo (Wednesday, April 26, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that Shinsei Trust & Banking ("STB"), a wholly owned subsidiary of Shinsei Bank, was the subject of administrative actions taken by the Financial Services Agency ("FSA") to suspend STB's operations engaging in new businesses associated with the real estate trust business pursuant to Article 26 (1) of the Banking Law and Article 8 (2) of the Law for Trust Business of Financial Institutions.

The major reasons for this administrative action taken by the FSA against STB include a violation of Article 20 of the Trust Law and Article 28 (2) of the Trust Business Law (so-called "duty of care of a good manager") due to failures of the investigation and assessment prior to accepting real estate for trusts and serious problems in the compliance and governance systems.

Shinsei Bank takes this matter very seriously and we will take every measure necessary to enhance Shinsei group's compliance and internal control systems to prevent the re-occurrence of such problems.

In addition to taking the necessary disciplinary action against the responsible management at STB, Shinsei Bank is taking strict actions to clarify its governance responsibility as the parent bank. For the Chief Executive Officer and Executive Vice President, a 20% reduction in compensation for three months will be applied and for the two responsible sub-group heads, a 30% reduction in compensation for three months will be applied.





1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Press Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Reports Preliminary Financial Results for Fiscal Year ended March 31, 2006

Tokyo (Tuesday, May 9, 2006) - Shinsei Bank, Limited ("Shinsei Bank") today reported its preliminary financial results for the fiscal year (FY) 2005 ended March 31, 2006.

"*Fiscal 2005 was a year marked by strong growth in all of our strategic business lines*" said Mr. Thierry Porté, President and CEO of Shinsei Bank, "we have demonstrated that we are able to perform successfully in a highly competitive market by providing an expanding range of customer acclaimed solutions to meet the needs of a growing customer base".

Preliminary Financial Results: Fiscal Year ended March 31, 2006 (FY2005)

(billions of yen)

Consolidated Basis:	Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2005	Change (%)	FY2005 Forecast [4]
Ordinary Business Profit [1]	137.7	81.9	68.0	125.0
Net Income	76.0	67.4	12.8	75.0
Cash Basis Net income [2]	101.9	74.7	36.4	98.0

Non-consolidated Basis:	Fiscal Year Ended March 31, 2006	Fiscal Year Ended March 31, 2005	Change (%)	FY2005 Forecast [4]
Actual Net Business Profit [3]	69.1	54.9	25.8	68.0
Net Income	74.8	68.0	10.0	72.0

Dividends

The fiscal year 2005 financials and a proposal for Shinsei Bank to pay half-yearly dividends to common shareholders of 1.48 yen per share as compared to 1.29 yen per share a year ago will be submitted to the Board of Directors on May 23, 2006.

The Bank will release official financial results for FY2005 on May 23, 2006.

[1] *Management accounting basis*
[2] Cash Basis net income is defined as Japanese GAAP net income adjusted to exclude the amortization of acquired goodwill and intangible assets, net of tax benefit, attributable to APLUS and Showa Leasing
[3] Revitalization plan basis
[4] As announced on January 25, 2006

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

1-8. Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Signed an Agreement for a Strategic Investment in Jih Sun Financial Holding in Taiwan

Tokyo (Wednesday, May 10, 2006) -- Shinsei Bank, Limited ("Shinsei Bank") today announced that it has reached an agreement for a strategic alliance with Jih Sun Financial Holding Co., Ltd. ("Jih Sun"), a Taiwanese financial holding company. Shinsei Bank will invest New Taiwan$ ("NT$") 11.34 billion (equivalent to JPY 40.2 billion*) in Jih Sun's common and preferred shares, representing 31.8% common ownership. Through the agreement, Shinsei will be a major investor and strategic partner to Jih Sun.

Through this investment, Shinsei Bank expects to provide its operational know-how and enhance Jih Sun's capital base to further develop Jih Sun, helping Jih Sun to be even more competitive in the global financial markets. This investment also enables Shinsei to leverage its knowledge and capabilities from its home market in Japan to Taiwan which is a developed economy with a stable financial system and strong future growth outlook.

Jih Sun, established in 2002, is one of fourteen financial holding companies in Taiwan, providing a full array of banking and brokerage products and services through its two major subsidiaries, Jih Sun Securities Co., Ltd. ("Securities") and Jih Sun International Bank (the "Bank"). While Securities is a blue-chip company with stable growth, the Bank has been seeking for strategic partners to strengthen its performance, especially as it recovers from its non-performing loan burden. Through this agreement, Shinsei and Jih Sun hope to work together to allow Jih Sun to offer competitive niche financial products and services for its customers.

The strategic alliance with Jih Sun exemplifies Shinsei's international strategy, which is to leverage its experiences and expertise in the Japanese market and its relationship with excellent partners overseas.

** 1NT$=JPY3.55*

About Jih Sun Financial Holding Co., Ltd.:

Jih Sun FHC includes the following subsidiaries: Jih Sun Bank, Jih Sun Securities, and Jih Sun Insurance Agency. As of 31st March 2006, Jih Sun FHC had total consolidated assets of NT$345.7 billion, with a net profit after tax of NT$412 million. Jih Sun Bank's performance was affected by a legacy NPL burden. Under the leadership of Chairman Chen, who aggressively addressed the NPL issue, the Bank's NPL ratio was reduced to 2.73% and BIS ratio reached 8.65%. The overall operational performance improved while increasing transparency in the bank. Jih Sun Securities has stable growth and earnings. The net profit of Jih Sun Securities was NT$1.44 billion in 2005, the most profitable securities company in Taiwan. Jih Sun currently has 5,200 employees and is one of the 14 financial holding companies in Taiwan. Jih Sun provides a full array of banking and brokerage products and services through its two major subsidiaries, Jih Sun Securities and Jih Sun Bank. Jih Sun has 88 network channels including 36 branches and 52 securities houses.

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

1-8. Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Bobby Valentine to Promote Shinsei Bank

Tokyo (Thursday, May 11, 2006) – Shinsei Bank, Limited ("Shinsei Bank") announced today that Mr. Bobby Valentine, the current Manager of the Chiba Lotte Marines baseball team, has been appointed as the Bank's retail advertisement celebrity and that he will appear in branding and product advertisements.

Advertisements are scheduled on the wall of Omotesando Hills (starting May 12), in newspapers (May 15), and on TV (late May). Mr. Valentine will convey our "Color your life" brand concept.

Last year, Mr. Valentine led the Chiba Lotte Marines to the league title both in the Japan Series and Asia Series. He shares his enjoyment and happiness with baseball fans and teammates. To enhance interactions between baseball fans and players, he has created a "fan zone" in the stadium where the fans can receive autographs from the players and he has also established his own Website blog. Mr. Valentine, who will turn 56 on May 13, has been providing pleasure to people and leading a fulfilling life derived from the happiness of these people.

Mr. Valentine's attitude towards fans is akin to Shinsei Bank's spirit of sharing with our customers not only knowledge about managing their assets but also the pleasures of life that can be derived from our financial products and consultancy services.

Through Mr. Valentine's advertisements, Shinsei Bank hopes that our customers will feel closer to our financial products and services via our branches (Shinsei Financial Centers, Shinsei *BankSpot*, Shinsei Platinum Centers), Internet banking services (Shinsei *PowerDirect*), and call centers (Shinsei *PowerCall*).

Mr. Bobby Valentine



(Please see Attachment for details.)

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attachment

Schedule of main advertisement activities

- Newspaper advertisements: From May 15
- Advertisements on trains: From May 16 to 31
- TV commercial: From late May (Tentative)

Profile

Name: Robert John Valentine **(Nickname:** Bobby)
Date of birth: May 13, 1950
Vitals: 5'8", 185 lbs. Right-handed pitcher and batter
Nationality: American
Education: University of Southern California
Career highlights: Los Angeles Dodgers, California Angels, San Diego Padres, NY Mets, Chiba Lotte Marines (current)
Hobbies: Skiing, reading, exercising/training
Best thing since coming to the Marines: Meeting the great fans!
Special Skills: Working with others and overcoming challenges.
How I relax: Visiting *onsen* (hot springs) and playing casual games
Blog: www.bobbysway.jp


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Raise Interest Rate on Power Yen Teiki Set

Tokyo (Monday, May 15, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective May 16, 2006, the Bank will raise the interest rate on the 3-month Yen Time Deposit a principal-guaranteed yen time deposit that is part of the Power Yen Teiki Set. This product has been offered at the Bank's branches since April 2006.

The Power Yen Teiki Set, which has been offered since April 3, 2006, allows customers who invest at least three million yen of new funds in Powered One Plus (Extendible Yen Time Deposit with 5 or 10-year maturity) to apply for a 3-month Yen Time Deposit yielding 5% per annum (4% per annum after tax) in an amount up to the Powered One Plus deposit (Deposit amount is at least three million yen and up to fifty million yen).

Power Yen Teiiki Set has been well received by customers since its launch because Powered One Plus and 3-month Yen Time Deposit are both principal-guaranteed and also because of the high yield on 3-month Yen Time Deposit. The Bank has decided to raise the interest rate on the 3-month Yen Time Deposit in the Power Yen Teiki Set to 5.5% per annum (4.4% per annum after tax) from 5% per annum (4% per annum after tax).

Power Yen Teiki Set will be offered until July 31, 2006.

New Interest Rate on Power Yen Teiki Set

Product		Channel
3-month Yen Time Deposit 5.5% per annum (4.4% per annum after tax) [1]	Powered One Plus (Extendible Yen Time Deposit with 5 or 10-year maturity) [2]	Branches

1. Interest rate is as of May 16, 2006. Maximum deposit amount is 50 million yen.
   3-month Yen Time Deposit will be automatically cancelled on the maturity date, and principal and interest will be credited to a yen savings account. Thereafter, the interest rate will be yen savings account interest rate quoted at the bank counter.
2. Deposit amount of Powered One Plus and 3-month Yen Time Deposit is from three million yen. (Six million yen or more in total.)
   Powered One Plus can be switched to Powered Teiki Plus (Time deposit with a subsequently-determined strike rate) to suit customers' needs.

Depending on market situation, etc., Shinsei Bank may change the interest rate or stop offering the product.
To apply for the product, the customer must have a *PowerFlex* account.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is

committed to delivering long-term profit growth and increasing value for all its stakeholders. News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Allocation of Stock Acquisition Rights as Stock Options

Tokyo (Tuesday, May 23, 2006) --- Shinsei Bank, Limited (the "Bank") announced that the Board of Directors approved on May 23, 2006, the 13th, 14th, 15th and 16th issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 280-20 and 280-21 of the old Commercial Code of Japan at the 5th annual general meeting of shareholders (the "Annual Shareholders' Meeting") held on June 24, 2005. The details are as follows:

		13th	14th	15th	16th
1	Issue date of Stock Acquisition Rights:	May 25, 2006			
2	Total number of Stock Acquisition Rights to be issued (Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000):	5,345 Stock Acquisition Rights	3,027 Stock Acquisition Rights	1,439 Stock Acquisition Rights	331 Stock Acquisition Rights
		Each number is a ceiling. The concrete number should be determined on May 25, 2006			
3	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	5,345,000 Common shares of the Bank	3,027,000 Common shares of the Bank	1,439,000 Common shares of the Bank	331,000 Common shares of the Bank
		Each number is a ceiling. The concrete number should be determined on May 25, 2006			
4	Issue price of stock options:	Free of charge			
5	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	To be determined on May 25, 2006			
6	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	To be determined on May 25, 2006			
7	Amount capitalized from issue price:	An amount calculated by multiplying the Exercise Price (to be determined on May 25, 2006) by 0.5. If any amount less than 1 yen is created as a result of the above calculation, such amount shall be rounded up.			
8	Number of people to whom Stock Acquisition Rights are offered and their details:	Total 589 of directors, Statutory Executive Officers and employees of the Bank	Total 31 of directors, Statutory Executive Officers and employees of the Bank	Total 171 of Statutory Executive Officers and employees of the Bank	Total 19 of employees of the Bank
9	Exercise Period of Stock Acquisition Rights	From June 1, 2008 to June 23, 2015	From June 1, 2006 to June 23, 2015	From June 1, 2008 to June 23, 2015	From June 1, 2006 to June 23, 2015
10	Conditions for Exercising Rights	Basically the Stock Acquisition Rights holders may exercise their rights between June 1, 2008 and May 31, 2009 with respect to only a half of the number of Stock Acquisition Rights granted to them . All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights"	Basically the Stock Acquisition Rights shall be exercised after June 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2008 and May 31, 2009 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	Basically the Stock Acquisition Rights shall be exercised after June 1, 2009 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	Basically the Stock Acquisition Rights shall be exercised after June 1, 2009 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 24, 2005
(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2005

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.



1-8. Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Notice on Issuance of Stock Acquisition Rights as Stock Options

Tokyo (Tuesday, May 23, 2006) — Shinsei Bank, Limited ("the Bank") today announced that the Board of Directors resolved on May 23, 2006, to submit a proposal of issuance of Stock Acquisition Rights stipulated in Articles 238 and 239 of the Corporation Act free of charge as stock options at the 6th annual general meeting of shareholders (the "6th Annual Shareholders' Meeting") to be held on June 27, 2006, as detailed below.

1. Reason for the necessity of making the offering without the payment of money

The Stock Acquisition Rights shall be issued to directors, statutory executive officers and employees of the Bank and its subsidiaries as well as its senior advisors free of charge for the purpose of improving their morale and willingness to improve the performance of the Bank group, thus increasing the corporate value of the Bank group.

The Board of Directors of the Bank may issue Stock Acquisition Rights which have different exercise periods and exercise conditions within the scope approved in "3. Items for the offering of Stock Acquisition Rights" below.

2. Persons receiving stock acquisition rights

Up to 12,000 Stock Acquisition Rights shall be allocated to directors, statutory executive officers and employees of the Bank and its subsidiaries as well as its senior advisors.

3. Items for the offering of stock acquisition rights

(1) Maximum number of stock acquisition rights to be offered

Up to 12,000

(2) Content of stock acquisition rights to be offered

① Class and number of shares that can be purchased through the exercise of stock acquisition rights

One thousand (1,000) common shares of the Bank per Stock Acquisition Right

If the Bank carries out a stock split, reverse stock split or a stock allocation made free of charge, then the number of shares that can be purchased through the exercise of Stock Acquisition Rights shall be adjusted in accordance with the following formula. Provided, however, that such adjustments shall be made only to the number of shares that can be purchased through the exercise of Stock Acquisition Rights that have not yet been exercised at the time of such stock split, reverse stock split or stock allocation made free of charge and any fractional shares less than one (1) share that may result from such adjustments shall be rounded off.

Number of shares after adjustment = number of shares before adjustment x ratio of split, reverse split or allocation made free of charge

Furthermore, if the Bank merges with another company and is the surviving company, if the Bank acquires all of the issued shares of another company through share exchange and the Bank becomes its 100% parent company, if the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company (*kyuushuu bunkatsu*) or acquires all or part of rights and obligations of another company concerning

its business through *kyuusyuu bunkatsu*, the Bank may adjust the number of shares that can be obtained through the exercise of Stock Acquisition Rights as considered necessary.

② Value of property payable for the exercise of stock acquisition rights

The value of property (limited to money) for one Stock Acquisition Right payable upon exercising Stock Acquisition Rights shall be the amount calculated by multiplying the payment amount per share as stipulated below (the "Exercise Price") and the number of common shares of the Bank that can be purchased through the exercise of one Stock Acquisition Right as determined in ① above.

The Exercise Price shall be the average value of the closing price of the Bank's common shares on the Tokyo Stock Exchange in the 30 trading days commencing 45 trading days immediately preceding the day that is immediately after the date of allocation of Stock Acquisition Rights (excluding days on which no transactions are concluded) and rounded up to the nearest yen. However, if said value is lower than the closing price on the allocation date, the closing price of the allocation date itself shall be the Exercise Price.

If the Bank issues shares at a price lower than market value in a stock split, reverse stock split or allotment to shareholders after the date of issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.



$$\text{The Exercise Price after adjustment} = \text{The Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares to be issued} \times \text{Payment amount per share}}{\text{Share price before split, reverse split, new issuance}}}{\text{Number of outstanding shares} + \text{number of increase in shares as a result of split / new issuance}}$$

(In case of reverse stock split, the number of outstanding shares minus the number of shares merged)

Furthermore, if the Bank merges with another company and is the surviving company, if the Bank acquires all of the issued shares of another company through share exchange and becomes its 100% parent company, if the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company (*kyuushuu bunkatsu*) or acquires all or part of rights and obligations of another company concerning its business through *kyuusyuu bunkatsu*, the Bank may adjust the Exercise Price as considered necessary.

③ Exercise Period of stock acquisition rights

The Board of Directors shall determine the exercise period of Stock Acquisition Rights to be within the period from the allocation date of Stock Acquisition Rights to June 23, 2017.

④ Conditions for exercising stock acquisition rights

(i) In case a Stock Acquisition Rights holder dies and their legal heir completes the succession procedures within the period fixed by the Bank, Stock Acquisition Rights may be inherited by the legal heir of the Stock Acquisition Rights holder.

(ii) Stock Acquisition Rights may not be pledged as collateral or disposed of in any other way.

(iii) Other conditions shall be stipulated in the "Agreement on the grant of stock acquisition rights" to be entered into between the Bank and Stock Acquisition Rights holders who are entitled to the allotment of Stock Acquisition Rights based on the resolution of this General Meeting of Shareholders and the Meeting of Board of Directors of the Bank to be held subsequently.

⑤ Matters related to the increase of capital and capital reserve in case of the issuance of shares for the exercise of stock acquisition rights

In case of the issuance of shares for the exercise of Stock Acquisition Rights, half of the payment amount is

capitalized (any amount less than 1 yen that arises by the calculation is rounded up and capitalized) and the remaining portion is booked as capital reserve.

⑥ Restrictions on the assignment of stock acquisition rights

Any assignment of stock acquisition rights shall be subject to the approval of the Board of Directors of the Bank.

⑦ Acquisition of stock acquisition rights

(i) If the General Meeting of Shareholders approves a merger agreement in which the Bank becomes a dissolving company, or if the General Meeting of Shareholders approves a proposal to approve a stock exchange agreement or stock transfer plan, and the Board of the Directors of the Bank resolves that the Bank acquires the Stock Acquisition Rights at the date of acquisition, the Bank acquires Stock Acquisition Rights without charge.

(ii) If persons who received Stock Acquisition Rights fall into a situation in which he or she cannot exercise Stock Acquisition Rights, such as where he or she does not satisfy the conditions stipulated in the "Agreement on the grant of stock acquisition rights", and the Board of the Directors of the Bank resolves that the Bank acquires such Stock Acquisition Rights with the date of acquisition, the Bank acquires such Stock Acquisition Rights without charge.

⑧ Stock acquisition rights granted via reorganization

In case the Bank becomes a dissolving company as a result of a merger, the Bank spins off its business to an existing company (*kyuushuu bunkatsu*), the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*), the Bank executes a share exchange or a share transfer, then stock acquisition rights of the surviving company after such merger, the company newly established by such merger, the company which succeeds the rights and duties of the business through *kyuushuu bunkastu*, the company newly established by *shinsetsu bunkatsu*, the company which becomes its parent company through a share exchange or the company newly established by share transfer may be granted in place of Stock Acquisition Rights based on an agreement on *kyuushuu gappei*, agreement on *shinsetsu gappei*, agreement on *kyuushuu bunkatsu*, plan for *shinsetsu bunkatsu*, agreement on share exchange or plan for share transfer.

In this case, the conditions of stock acquisition rights to be granted shall be determined in accordance with the following.

(i) Shares that can be purchased through the exercise of stock acquisition rights

Same class of shares of the surviving company after such merger, the company newly established by such merger, the company which succeeds rights and duties of the business through *kyuushuu bunkastu*, the company newly established by *shinsetsu bunkatsu*, the company which becomes its parent company through share exchange or the company newly established by share transfer.

(ii) Number of shares that can be purchased through the exercise of stock acquisition rights

To be adjusted in accordance with the ratio of merger, company split, share exchange or share transfer. With regard to shares to be granted to the person who exercised stock acquisition rights, any shares less than 1 share that arises as a result of such adjustments shall be rounded down.

(iii) Value of property payable for exercise of stock acquisition rights (Exercise Price)

To be adjusted in accordance with the ratio of merger, company split, share exchange or share transfer. Any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

(iv) Exercise period of stock acquisition rights, exercise conditions of stock acquisition rights, reasons for the company to acquire stock acquisition rights

To be determined in the merger agreement, agreement on *kyuushuu bunkatsu*, plan for *shinsetsu bunkatsu*, agreement on share exchange or plan for share transfer.

(v) Restrictions on the assignment of stock acquisition rights

Any assignment of stock acquisition rights shall be subject to approval of the Board of Directors of the company which grants stock acquisition rights.

(3) Payment amount for stock acquisition rights

To be issued free of charge. Payment is not required.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

For further information, please contact:
Yasuhiro Fujiki or Akihiko Kayaoka
Corporate Communications Division
Shinsei Bank, Limited (www.shinseibank.com)
Tel: (+81)-3-5511-5013
Fax: (+81)-3-5511-5505



SHINSEI BANK



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Announcement Regarding Purchase of Shinsei Bank's Common Shares

Tokyo (Tuesday, May 23, 2006) --- Shinsei Bank, Limited (the "Bank") today announced that the Board of Directors approved on May 23, 2006, a proposal to be submitted to the 6th annual general meeting of shareholders (the "Annual Shareholders' Meeting") scheduled on June 27, 2006, authorizing the Bank to purchase up to 30 million shares of the Bank's common shares pursuant to Article 156 of the Corporation Act. Further details of the item are as following "1. Purchase of the Bank's common shares pursuant to Article 156 of the Corporation Act."

The Bank also announced the result of purchase of the Bank's common shares, which was authorized at the Annual Shareholders' Meeting on June 24, 2005, pursuant to Article 81 of Law concerning Amendment of Related Laws due to Enforcement of the Corporation Act and Article 210 of the Commercial Code. Further details of the item are as following "2.The result of purchase of the Bank's common shares pursuant to Article 210 of the Commercial Code."

1. Purchase of the Bank's common shares pursuant to Article 156 of the Corporation Act

a) Purpose of purchasing of the Bank's shares:

This purchase of the Bank's shares will be made in order to execute the stock option program.

b) Details of share purchase:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	30,000,000 shares as an upper limit
(3) Total cost of purchase:	30,000,000,000 yen as an upper limit
(4) Available period for purchase:	1 year from the closing of the 6th Annual Shareholders' Meeting to be held on June 27, 2006.

Note: The share purchase stated above will be made under the condition that the proposal of "Acquisition of Treasury Shares" be approved at the 6th Annual Shareholders' Meeting to be held on June 27, 2006.

2. The result of purchase of the Bank's common shares pursuant to Article 210 of the Commercial Code

(1) Type of shares to be purchased:	Common Shares
(2) Purchase period:	From May 1, 2006 to May 22, 2006
(3) Number of shares to be purchased:	50,000 shares

(4) Total cost of purchase:	40,000,000 yen
(5) Method for purchase:	Purchase in the auction market at the Tokyo Stock Exchange

Reference:

1. Bank's share purchase authorized at the 5th Annual Shareholders' Meeting held on June 24, 2005:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	25,000,000 shares as an upper limit
(3) Total cost of purchase:	17,500,000,000 yen as an upper limit

2. Total numbers of common shares issued and treasury shares as of April 30, 2006:

(1) Total number of common shares issued:	1,358,537,606 shares
(2) Total number of treasury shares:	10,818 shares (all shares were purchased as less-than-one-unit shares and included in the total number of common shares issued)

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Notice on Partial Amendment to Articles of Incorporation

Tokyo (Tuesday, May 23, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that the Board of Directors resolved on May 23, 2006, to submit a proposal of the following amendments to the Articles of Incorporation at the forthcoming annual general meeting of shareholders (the "Next Annual Shareholders' Meeting") scheduled on June 27, 2006.

1. Reasons for the Amendment

(1) In accordance with the enforcement of the "Law to Partially Amend the Commercial Code, etc. for Introduction of an Electronic Public Notice System" (Law No. 87 of 2004) on February 1, 2005, the method of public notices will be amended from publishing in the "*Nihon Keizai Shinbun*" as set forth in Article 4 (Method of Public Notices) of the current Articles of Incorporation to making the electronic public notice in order to improve the publicity and reduce the cost of the public notices, and also prescribe the measures in case that any electronic public notices cannot be made for inevitable reasons.

(2) The following amendments will be made in connection with the implementation of the "Corporation Act" (Law No.86 of 2005), the "Law concerning Amendment of Related Laws in due to Enforcement of the Corporation Act" (Law No. 87 of 2005, hereinafter the "Amendment Law"), the "Regulations for Enforcement of the Corporation Act" (Ordinance of the Ministry of Justice No. 12 of 2006) and the "Regulations for the Corporation Accounting" (Ordinance of the Ministry of Justice No.13 of 2006) on May 1, 2006:

(i) With respect to the each matter (i.e. (a) establishment of a Board of Directors, Nomination Committee, Audit Committee, Compensation Committee and Accounting Auditor, (b) issuance of share certificates relating to our shares, (c) appointment of a Transfer Agent and (d) authorization of Board of Directors to decide matters concerning dividend, etc. from the surplus and prohibition of such decision by a resolution of the meeting of shareholders) which is deemed to have been provided in the Articles of Incorporation upon the enforcement of the Corporation Act pursuant to the "Amendment Law", new provisions will be added or existing provisions will be modified in accordance with the proposed amendment concerning Article 4 (Bodies), Article 7 (Issuance of Share Certificates), Article 10 (Transfer Agent) and Article 35 (Decision-Making Body concerning Dividend from the Surplus, Etc.) and the current Article 1-2

(Introduction of Committee Company System) and the current Article 5-2 (Acquisition of Treasury Shares) will be deleted.

(ii) As it is allowed to prescribe the rights to exercise concerning shares constituting less than one full unit in the Articles of Incorporation under the Corporation Act, the new provision of Article 9 (Rights Concerning Shares Constituting Less than One Full Unit) in the proposed amendment will be added in order to restrict the rights concerning shares constituting less than one full unit within the reasonable scope.

(iii)As it is allowed to prescribe in the Articles of Incorporation under the Corporation Act that a part of the referential materials for meeting of shareholders and other documents to be deemed to be provided to the shareholders by disclosing them through the Internet, the new provision of Article 14 (Internet Disclosure and Deemed Provision of Referential Materials for Meeting of Shareholders) in the proposed amendment will be added in order to improve the convenience of the shareholders.

(iv)As the system that the consents of all the Directors in writing or electromagnetic records are deemed as the resolution of the Board of Directors is introduced under the Corporation Act, the new provision of Article 26, Paragraph 2 (Resolutions at Meetings of the Board of Directors) in the proposed amendment will be added in order to manage the Board of Directors flexibly and effectively.

(v) The current Article 9 (Record Date) will be deleted, while, pursuant to the provision of Article 124, Paragraph 1 and Paragraph 2 of the Corporation Act, the new provision of Article 13 (Record Date for Annual Meeting of Shareholders) in the proposed amendment will be added and the Article 36 of (Record Date for Dividend from the Surplus) will be modified to prescribe the record dates for year-end dividends, interim dividends and any other dividends in accordance with the proposed amendment. The current Article 33 (Payment of Interim Dividends) and the current Article 34 (Conversion of Preferred Shares and Dividends) will be also deleted.

(vi)Necessary amendments will be made concerning the convene of the meeting of shareholders (Article 12 (Holding of Meetings of Shareholders) in the proposed amendment) and the like.

(vii)Other than the above, the clauses of the previous "Commercial Code" (Law No. 48 of 1899) which are quoted in the Articles of Incorporation will be revised in line with the relevant clauses of the "Corporation Act" and the terms of the previous "Commercial Code" which are quoted therein will also be revised in line with the terms of the "Corporation Act".

(3) Necessary amendments will be made concerning the number of shareholders who vote as proxies (Article 17 (Voting by Proxies) in the proposed amendment) and the method of election of the

Chairman of the Committee (Amended Article 32 (Authority to Convene and Preside over Meetings of the Committee) in the proposed amendment), etc. Besides that, in relation to the addition, modification and deletion of the provisions as mentioned above, the article and chapter numbers will be amended and certain expressions and wordings in the whole text of the Articles of Incorporation will be modified.

2. Details of the Amendment

See Appendix for details of the amendment:

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Matters pertaining to Amendment to Articles of Incorporation

(Amended parts are underlined.)

Current Articles	Proposed Amendments
Article 1-2 (Introduction of Committee Company System) The provisions for the special exceptions set forth in Chapter 2, Section 4 of the Law for Special Exceptions Concerning Audit, etc. of Kabushiki Kaisha ("Special Exceptions Law") shall apply to the management system of the Company.	(Deleted)
(New Provision)	Article 4. (Bodies) The Bank shall have the following bodies, in addition to meetings of shareholders and the Directors (1) Board of Directors; (2) Nomination Committee; (3) Audit Committee; (4) Compensation Committee; and (5) Accounting Auditor
Article 4. (Method of Public Notices) Public notices of the Bank shall be published in the "Nihon Keizai Shimbun".	Article 5. (Method of Public Notices) Public notices of the Bank shall be made electronically. Provided, if the Bank is unable to make any electronic public notice due to an accident or other unavoidable reason, the notice shall be published in the "Nihon Keizai Shimbun".
Article 5. (Aggregate Number of Shares Authorized to Be Issued) The aggregate number of shares which the Bank shall have the authority to issue shall be three billion one hundred seventy four million five hundred twenty eight thousand (3,174,528,000) shares, out of which two billion five hundred million (2,500,000,000) shares shall be common shares, seventy four million five hundred twenty eight thousand (74,528,000) shares shall be Class-A preferred shares and six hundred million (600,000,000) shares shall be Class-B preferred shares (Class-A preferred shares and Class-B preferred shares being hereinafter collectively referred to as the "Preferred Shares"); provided, however, that, if any common shares are retired or any Preferred Shares are retired or converted into common shares, the number of shares so retired or converted shall be subtracted from the total number of shares to be issued and the number of the relevant class of shares to be issued.	Article 6. (Aggregate Number of Shares Authorized to Be Issued) The aggregate number of shares which the Bank shall have the authority to issue shall be three billion one hundred seventy four million five hundred twenty eight thousand (3,174,528,000) shares, out of which two billion five hundred million (2,500,000,000) shares shall be common shares, seventy four million five hundred twenty eight thousand (74,528,000) shares shall be Class-A preferred shares and six hundred million (600,000,000) shares shall be Class-B preferred shares (Class-A preferred shares and Class-B preferred shares being hereinafter collectively referred to as the "Preferred Shares").
Article 5-2. (Acquisition of Treasury Shares) The Bank may, by a resolution of the Board of Directors of the Bank, purchase its treasury shares pursuant to the provisions of Article 211-3, Paragraph 1, Item (2) of the Commercial Code.	(Deleted)
(New Provision)	Article 7. (Issuance of Share Certificates) The Bank shall issue share certificates of its shares.

Current Articles	Proposed Amendments
Article 6. (Number of Shares Constituting One Predetermined Minimum Unit of Shares (tan-gen kabu) and Shares Constituting Less than One Full Unit (tan-gen miman kabu)) 1. One predetermined minimum unit of shares (tan-gen kabu) for all the classes of the Bank shall be one thousand (1,000) shares. 2. The Bank shall not issue share certificates of shares falling short of one predetermined minimum unit of shares (hereinafter referred to as "shares constituting less than one full unit"). 3. Shareholders holding shares constituting less than one full unit of the Bank (including beneficial shareholders, hereinafter the same) may request the Bank to sell shares in the number that will constitute one full unit of shares when combined with the number of shares constituting less than one full unit of shares owned by them.	Article 8. (Number of Shares Constituting One Predetermined Minimum Unit of Shares (tan-gen kabu)) 1. (same as at present) 2. Notwithstanding the provision of the preceding paragraph, the Bank shall not issue share certificates of shares constituting less than one full unit. 3. Shareholders of the Bank (including beneficial shareholders, hereinafter the same) may request the Bank to sell shares in the number that will constitute one full unit of shares when combined with the number of shares constituting less than one full unit of shares owned by them.
(New Provision)	Article 9. (Rights Concerning Shares Constituting Less than One Full Unit) Shareholders of the Bank may not exercise any rights concerning shares constituting less than one full unit other than those prescribed below; (1) Rights set forth in Article 189, Paragraph 2 of the Corporation Act; (2) Right to file a claim in accordance with the provision of Article 166, Paragraph 1 of the Corporation Act; (3) Right to receive allocation of shares offered or share purchase rights offered in proportion to the number of shares held; or (4) Right to make requests in accordance with the provision of Article 8, Paragraph 3.
Article 7. (Transfer Agent) 1. The Bank shall appoint a transfer agent in connection with its shares. 2. Election of the transfer agent and its business office shall be made by resolution of the Board of Directors of the Bank or by resolution of the statutory executive officers of the Bank who are authorized to make such resolution by the Board of Directors and shall be notified by public notice. 3. The shareholder register (including the beneficial shareholder register, hereinafter the same) and the register for the lost share certificate of the Bank shall be kept at the business office of the transfer agent, and registration of transfer of shares, registration of lost share certificate, and repurchase and sale of shares constituting less than one full unit and other affairs concerning shares in the capital of the Bank shall be handled by the transfer agent and not by the Bank.	Article 10. (Transfer Agent) 1. The Bank shall appoint a transfer agent. 2. Designation of the transfer agent and its business office shall be made by resolution of the Board of Directors of the Bank or by resolution of the Statutory Executive Officer(s) of the Bank who are authorized to make such resolution by the Board of Directors and shall be notified by public notice. 3. Preparation and keeping of the shareholder register (including the beneficial shareholder register, hereinafter the same), the register of share purchase rights and the register for the lost share certificate of the Bank as well as other administrative affairs relating to the shareholder register, the register of share purchase rights and the register for the lost share certificate shall be entrusted to the transfer agent and shall not be handled by the Bank.
Article 8. (Rules for Handling Shares) Denomination of share certificates of the Bank and the procedures and fees relating to registration of transfer of shares, registration of lost share certificate, and repurchase and sale of shares constituting less than one full unit, and other stock-related matters shall be in accordance with the share handling rules as	Article 11. (Rules for Handling Shares) The procedures and fees relating to the shares of the Bank shall be in accordance with the share handling rules as established by the Board of Directors or by the Statutory Executive Officer(s) who are authorized to establish such rules by the Board of Directors as well as laws and regulations and these

Current Articles	Proposed Amendments
established by the Board of Directors or by the statutory executive officers who are authorized to establish such rules by the Board of Directors.	Articles of Incorporation.
Articles 9. (Record Date) 1. The shareholders last appearing or being recorded in the shareholder register as of the close of March 31 of each year shall be entitled to exercise rights as shareholders at the annual meeting of shareholders of the Bank with respect to the fiscal year of the Bank which ends on such record date. 2. In addition to the preceding paragraph, the Bank may, in case of necessity, by resolution of the Board of Directors and by giving public notice in advance, establish a specified date and determine that only those shareholders or registered pledgees then registered or recorded in the shareholder register as of the close of such date shall be entitled to exercise their rights as shareholders or pledgees.	(Deleted)
Article 9-2. (Preferred Dividends) 1. In the event that dividends are to be paid by the Bank as provided for in Article 32, the Bank shall pay the preferred dividend in respect of a Preferred Share (hereinafter referred to as the "Preferred Dividend") in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of such Preferred Shares which shall not exceed one hundred (100) yen in respect of one Class-A preferred share or ten (10) yen in respect of one Class-B preferred share, as the case may be, to each of the shareholders who hold the Preferred Shares (hereinafter referred to as the "Preferred Shareholders") or each of the registered pledgees in respect of the Preferred Shares (hereinafter referred to as the "Registered Preferred Pledgees") in priority to the shareholders who hold the common shares (hereinafter referred to as the "Common Shareholders") or registered pledgees in respect of the common shares (hereinafter referred to as the "Registered Common Pledgees"); provided, however, that, if the Preferred Interim Dividends as provided for in Article 9-3 were paid during the relevant fiscal year, such Preferred Interim Dividends shall be subtracted therefrom. As far as payment of the Preferred Dividends is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu. 2. If the amount of dividend paid to a Preferred Shareholder or a Registered Preferred Pledgee is less than the amount of the Preferred Dividend to be paid in respect of Class-A preferred shares or Class-B preferred shares, as the case may be, in any fiscal year, the deficiency shall not accumulate to the succeeding fiscal years. 3. Any amount in excess of the Preferred Dividends in respect of Class-A preferred shares or Class-B preferred shares, as the case may be, shall not be paid to any Preferred Shareholder or Registered Preferred Pledgee as dividend in any fiscal year.	Article 11-2. (Preferred Dividends) 1. In the event that year-end dividends are to be paid by the Bank as provided for in Article 36 Paragraph 1, the Bank shall pay the year-end dividend in respect of a Preferred Share (hereinafter referred to as the "Preferred Dividend") in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of such Preferred Shares which shall not exceed one hundred (100) yen in respect of one Class-A preferred share or ten (10) yen in respect of one Class-B preferred share, as the case may be, to each of the shareholders who hold the Preferred Shares (hereinafter referred to as the "Preferred Shareholders") or each of the registered share pledgees in respect of the Preferred Shares (hereinafter referred to as the "Registered Preferred Share Pledgees") in priority to the shareholders who hold the common shares (hereinafter referred to as the "Common Shareholders") or registered share pledgees in respect of the common shares (hereinafter referred to as the "Registered Common Share Pledgees"); provided, however, that, if the Preferred Interim Dividends as provided for in the following article were paid during the relevant fiscal year, such Preferred Interim Dividends shall be subtracted therefrom. As far as payment of the Preferred Dividends is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu. 2. If the amount of year-end dividend paid to a Preferred Shareholder or a Registered Preferred Share Pledgee is less than the amount of the Preferred Dividend to be paid in respect of Class-A preferred shares or Class-B preferred shares, as the case may be, in any fiscal year, the deficiency shall not accumulate to the succeeding fiscal years. 3. Any amount in excess of the Preferred Dividends in respect of Class-A preferred shares or Class-B preferred shares, as the case may be, shall not be paid to any Preferred Shareholder or Registered Preferred Share Pledgee as dividend in any fiscal year.

Current Articles	Proposed Amendments
Article 9-3. (Preferred Interim Dividends) In the event that the Interim Dividends are to be paid by the Bank as provided for in Article 33, the Bank shall make money distribution in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of the Preferred Shares which shall not exceed the amount equal to one half of the Preferred Dividend to be paid in respect of a Preferred Share (which is referred to as the "Preferred Interim Dividend" in these Articles of Incorporation) to each Preferred Shareholder or Registered Preferred Pledgee in priority to the Common Shareholders or Registered Common Pledgees. As far as payment of the Interim Dividends is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu.	Article 11-3. (Preferred Interim Dividends) In the event that the Interim Dividends are to be paid by the Bank as provided for in Article 36, Paragraph 2, the Bank shall make money distribution in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of the Preferred Shares which shall not exceed the amount equal to one half of the Preferred Dividend to be paid in respect of a Preferred Share (which is referred to as the "Preferred Interim Dividend" in these Articles of Incorporation) to each Preferred Shareholder or Registered Preferred Share Pledgee in priority to the Common Shareholders or Registered Common Share Pledgees. As far as payment of the Interim Dividends is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu.
Article 9-4. (Distribution of Residual Assets) 1. In the event of distribution of residual assets of the Bank, one thousand three hundred (1,300) yen in respect of Class-A preferred shares and four hundred (400) yen in respect of Class-B preferred shares shall be payable to each Preferred Shareholder or Registered Preferred Pledgee in priority to the Common Shareholders or Registered Common Pledgees. As far as distribution of residual assets is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu. 2. No other distribution of surplus assets shall be made to any Preferred Shareholder and Registered Preferred Pledgee.	Article 11-4. (Distribution of Residual Assets) 1. In the event of distribution of residual assets of the Bank, one thousand three hundred (1,300) yen in respect of Class-A preferred shares and four hundred (400) yen in respect of Class-B preferred shares shall be payable to each Preferred Shareholder or Registered Preferred Share Pledgee in priority to the Common Shareholders or Registered Common Share Pledgees. As far as distribution of residual assets is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu. 2. No other distribution of surplus assets shall be made to any Preferred Shareholder and Registered Preferred Share Pledgee.
Article 9-5. (Cancellation of Preferred Shares) The Bank may at any time purchase Preferred Shares and cancel them at the purchase prices thereof out of the profits distributable to the shareholders.	Article 11-5. (Cancellation of Preferred Shares) The Bank may at any time purchase Preferred Shares and cancel them at the purchase prices thereof out of surplus to the shareholders.
Article 9-6. (Voting Rights) No Preferred Shareholder shall be entitled to vote at a meeting of shareholders. Provided, however, that Preferred Shareholder shall be entitled to vote from the time of the annual meeting if the agenda item to the effect that the Preferred Shareholders shall receive a preferred dividend has not been submitted to that annual meeting and from the time of the close of the annual meeting if the agenda item has been rejected at that annual meeting, to the time when a resolution to the effect that the Preferred Shareholder shall receive a preferred dividend has been adopted.	Article 11-6. (Voting Rights) No Preferred Shareholder shall be entitled to vote at a meeting of shareholders. Provided, however, that Preferred Shareholder shall be entitled to vote from the time of an annual meeting if, by the time of dispatching a convocation notice for an annual meeting of shareholders of each fiscal year, the Board of Directors has neither approved the agenda item to the effect that the Preferred Shareholders shall receive a preferred dividend nor resolved to submit it to that annual meeting of shareholders or from the time of the close of the annual meeting of shareholders if the agenda item has been rejected at that annual meeting of shareholders, to the time when a resolution to the effect that the Preferred Shareholder shall receive a preferred dividend has been adopted by the Board of Directors or annual meeting of shareholders.
Article 9-7. (Consolidation or Split, Preemptive Rights, Etc.) 1. No consolidation or split in respect of the Preferred Shares shall be made by the Bank unless otherwise provided for in laws or ordinances. 2. No preemptive rights, share purchase rights in respect of newly issued shares or no share purchase	Article 11-7. (Consolidation or Split, Right to be Allotted Shares in Proportion to Number of Shares Held by Shareholders, Etc.) 1. (same as at present) 2. No rights to be allotted offered shares or offered share purchase rights in proportion to number

Current Articles	Proposed Amendments
rights in respect of bonds with warrants shall be granted to the Preferred Shareholders.	of shares held by shareholders shall be granted to the Preferred Shareholders.
Article 9-8. (Conversion to Common Shares) Any Preferred Shareholder may request conversion of Preferred Shares held by him or her to common shares on the terms and conditions determined by the Board of Directors of the Bank at the time of issue of such Preferred Shares; such request shall be made during the specified period (hereinafter referred to as the "Conversion Period") determined by the same meeting of the Board of Directors of the Bank.	Article 11-8. (Request for Acquisition of Preferred Shares) Any Preferred Shareholder may request the Bank to deliver common shares in compensation for acquisition of Preferred Shares by the Bank on the terms and conditions determined by the Board of Directors of the Bank at the time of issue of such Preferred Shares; such request shall be made during the specified period (hereinafter referred to as the "Acquisition Request Period") determined by the same meeting of the Board of Directors of the Bank.
Article 9-9. (Mandatory Conversion to Common Shares) 1. Each Preferred Share in respect of which a request for conversion has not been made during the Conversion Period shall be mandatorily converted on the day (hereinafter referred to as the "Mandatory Conversion Date") next following the expiry date of the Conversion Period for Class-A preferred shares or Class-B preferred shares, as the case may be, to such number of common shares as shall be obtained by dividing the subscription price in respect of the relevant Preferred Share by a certain amount stipulated in the following paragraph for Class-A preferred shares and Class-B preferred shares respectively. 2. A certain amount referred to in the immediately preceding paragraph means, with respect to Class-A preferred shares, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the common shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and, with respect to Class-B preferred shares, if common shares of the Bank are listed on any Stock Exchange or registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Conversion Date, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the common shares of the Bank traded in regular way as reported by the Stock Exchange concerned or Over-the-Counter Securities Market established by the Securities Dealers' Association holding the Register Book of Securities Traded Over-the-Counter concerned (hereinafter referred to as "Over-the-Counter Market") for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and if common shares of the Bank are neither listed on any Stock Exchange nor registered on any Register Book of Securities Traded Over-the-Counter	Article 11-9. (Mandatory Acquisition of Preferred Shares) 1. The Bank shall mandatorily acquire each Preferred Share in respect of which a request for acquisition has not been made during the Acquisition Request Period on the day (hereinafter referred to as the "Mandatory Acquisition Date") next following the expiry date of the Acquisition Request Period for Class-A preferred shares or Class-B preferred shares, as the case may be, and shall deliver such number of common shares as shall be obtained by dividing the subscription price in respect of the relevant Preferred Share by a certain amount stipulated in the following paragraph for Class-A preferred shares and Class-B preferred shares respectively. 2. A certain amount referred to in the immediately preceding paragraph means, with respect to Class-A preferred shares, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the common shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and, with respect to Class-B preferred shares, if common shares of the Bank are listed on any Stock Exchange or registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Acquisition Date, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the common shares of the Bank traded in regular way as reported by the Stock Exchange concerned or Over-the-Counter Securities Market established by the Securities Dealers' Association holding the Register Book of Securities Traded Over-the-Counter concerned (hereinafter referred to as "Over-the-Counter Market") for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and if common shares of the Bank are neither listed on any Stock Exchange nor registered on any Register Book of Securities Traded Over-the-Counter

Current Articles	Proposed Amendments
on the 45th trading day prior to the Mandatory Conversion Date, the amount of net assets per share calculated pursuant to a certain formula to be separately decided by the Board of Directors based on the consolidated financial statements prepared according to the Regulation concerning the Terms, Form and Method of Preparation of Consolidated Financial Statements as of the annual settlement of accounts or semi-annual settlement of accounts. Provided, however, that there are two (2) or more Stock Exchanges or Over-the-Counter Markets in total where common shares of the Bank are listed or traded as of the 45th trading day prior to the Mandatory Conversion Date, the average price shall be calculated based on the daily closing prices of the common shares of the Bank traded in regular way on the Exchange or in the Over-the-Counter Market where the volume of trade was the largest during the period commencing on the 45th trading day prior to the Mandatory Conversion Date up to the day immediately preceding the Mandatory Conversion Date. The average price shall be calculated by rounding to the nearest first decimal with less than five-hundredth of one (0.05) yen being disregarded. 3. The number of common shares to be issued by the mandatory conversion as provided for in the two preceding paragraphs shall not exceed two (2) common shares per Class-A preferred share, and shall not exceed two-thirds (2/3) of one common share per Class-B preferred share and shall not fall below one-half (1/2) common share per Class-B preferred share. (Follwing is same as at present.) 4. In the calculation of the number of common shares as aforesaid in the preceding three paragraphs, any number less than one (1) share shall be dealt with in the manner applied to share consolidation as provided for in the Commercial Code, *mutatis mutandis.*	on the 45th trading day prior to the Mandatory Acquisition Date, the amount of net assets per share calculated pursuant to a certain formula to be separately decided by the Board of Directors based on the consolidated financial statements prepared according to the Regulation concerning the Terms, Form and Method of Preparation of Consolidated Financial Statements as of the last day of fiscal year or semi-annual fiscal year. Provided, however, that there are two (2) or more Stock Exchanges or Over-the-Counter Markets in total where common shares of the Bank are listed or traded as of the 45th trading day prior to the Mandatory Acquisition Date, the average price shall be calculated based on the daily closing prices of the common shares of the Bank traded in regular way on the Exchange or in the Over-the-Counter Market where the volume of trade was the largest during the period commencing on the 45th trading day prior to the Mandatory Acquisition Date up to the day immediately preceding the Mandatory Acquisition Date. The average price shall be calculated by rounding to the nearest first decimal with less than five-hundredth of one (0.05) yen being disregarded. 3. The number of common shares to be delivered in compensation for the acquisition as provided for in the two preceding paragraphs shall not exceed two (2) common shares per Class-A preferred share, and shall not exceed two-thirds (2/3) of one common share per Class-B preferred share and shall not fall below one-half (1/2) common share per Class-B preferred share. (Follwing is same as at present.) 4. In the calculation of the number of common shares as aforesaid in the preceding three paragraphs, any number less than one (1) share shall be dealt with in the manner applied to share consolidation as provided for in the Corporation Act, *mutatis mutandis.*
Article 10. (Holding of Meetings of Shareholders) 1. An annual meeting of shareholders of the Bank shall be held in June of each year. 2. A special meeting of shareholders of the Bank shall be held whenever necessary. 3. Unless otherwise provided for in laws or ordinances, a meeting of shareholders of the Bank shall be called by the President of the Bank in accordance with a resolution of the Board of Directors. 4. In case the President is vacant or unable to act, the Chairman of the Bank shall call the meeting, and in case both the President and the Chairman are vacant or unable to act, one of the other Statutory Executive Officers, acting in accordance with a resolution of the Board of Directors, shall call the meeting.	Article 12. (Holding of Meetings of Shareholders) 1. (same as at present) 2. (same as at present) 3. Unless otherwise provided for in laws or ordinances, a meeting of shareholders of the Bank shall be called by the President of the Bank, who is also a Director, in accordance with a resolution of the Board of Directors. 4. In case the President is vacant, is not a Director or is unable to act, one of the other Directors, acting in accordance with a resolution of the Board of Directors, shall call the meeting.
(New Provision)	Article 13. (Record Date for Annual Meeting of Shareholders) The record date for voting at an annual meeting of shareholders shall be March 31 each year.

Current Articles	Proposed Amendments
(New Provision)	Article 14. (Internet Disclosure and Deemed Provision of Referential Materials for Meetings of Shareholders) Information relating to the matters to be indicated or presented in referential materials for meetings of shareholders, business reports, financial statements and consolidated financial statements may be deemed to be provided by the Bank to the shareholders by disclosing them through the Internet pursuant to the Ordinances of the Ministry of Justice.
Article 11. (Chairman of Meetings of Shareholders) 1. Meetings of shareholders of the Bank shall be presided over by the President. 2. In case the President is vacant or unable to act, the Chairman shall preside over the meeting; and in case both the President and the Chairman are vacant or unable to act, one of the other Statutory Executive Officers, acting in accordance with a resolution of the Board of Directors, shall preside over the meeting. 3. Notwithstanding the preceding two (2) Paragraphs, the Board of Directors can resolve who shall preside the meetings of shareholders.	Article 15. (Chairman of Meetings of Shareholders) 1. (same as at present) 2. (same as at present) 3. (same as at present)
Article 12. (Method of Resolutions) 1. Unless otherwise provided for in laws or ordinances or by these Articles of Incorporation, all resolutions of meetings of shareholders of the Bank shall be adopted by a majority of the votes cast at the meeting by the shareholders present and in attendance. 2. All resolutions of meetings of shareholders of the Bank pursuant to the Article 343 of the Commercial Code shall be adopted by the votes equal to or more of two thirds of the voting rights held by the shareholders present and in attendance only when such shareholders present and in attendance represent aggregate voting rights equal to or more than one third of the entire voting rights.	Article 16. (Method of Resolutions) 1. Unless otherwise provided for in laws or ordinances or by these Articles of Incorporation, all resolutions of meetings of shareholders of the Bank shall be adopted by a majority of the votes cast at the meeting by the shareholders present and in attendance who are entitled to vote at the meeting. 2. All resolutions of meetings of shareholders of the Bank pursuant to the Article 309, Paragraph 2 of the Corporation Act shall be adopted by the votes equal to or more of two thirds of the voting rights held by the shareholders present and in attendance only when such shareholders present and in attendance represent aggregate voting rights equal to or more than one third of the voting rights held by the shareholders entitled to vote at the meeting.
Article 13. (Voting by Proxies) A shareholder may vote at a meeting of shareholders of the Bank through a proxy who is himself or herself a shareholder of the Bank and is entitled to vote at the relevant meeting of shareholders.	Article 17. (Voting by Proxies) (same as at present)
Article 13-2. (Meetings of Holders of Particular Classes of Shares) The provisions of Article 10, paragraphs 3 and 4, Articles 11 and 13 shall be applied, *mutatis mutandis*, to meetings of holders of particular classes of shares.	Article 17-2. (Meetings of Holders of Particular Classes of Shares) The provisions of Article 12, paragraphs 3 and 4 of Articles 15 and the preceding article shall be applied, *mutatis mutandis*, to meetings of holders of particular classes of shares.
Article 14. (Number of Directors and Their Election) 1. The number of Directors of the Bank shall be not more than twenty (20). Among Directors, more than one (1) must be outside directors (as defined in Article 188, Paragraph 2, Item 7-2 of the Commercial Code). 2. Directors shall be elected at a shareholder meeting of the Bank attended by shareholders representing one-third (1/3) or more of the voting rights held by all shareholders of the Bank.	Article 18. (Number of Directors and Their Election) 1. The number of Directors of the Bank shall be not more than twenty (20). Among Directors, more than one (1) must be outside Directors (as defined in Article 2, Item 15 of the Corporation Act; hereinafter the same). 2. Directors shall be elected by the votes of the majority of the voting rights held by the shareholders present and in attendance only when such shareholders present and in attendance represent aggregate voting rights equal to or more than one third of the voting

Current Articles	Proposed Amendments
3. Cumulative voting shall not be permitted for the election of Directors.	rights held by the shareholders entitled to vote at the meeting. 3. (same as at present)
Article 15. (Term of Office of Directors) 1. The term of office of directors of the Bank shall expire at the conclusion of the annual meeting of shareholders of the Bank for the last fiscal year which falls within one (1) year after their assuming office. 2. The term of office of directors of the Bank elected during the term of office of other directors shall be conterminous with the remaining term of office of directors then in office.	Article 19. (Term of Office of Directors) 1. The term of office of Directors of the Bank shall expire at the conclusion of the annual meeting of shareholders of the Bank for the fiscal year which is the last of those ending within one (1) year after their assuming office. 2. The term of office of Directors of the Bank elected during the term of office of other Directors shall be conterminous with the remaining term of office of Directors then in office.
Article 16. (Chairman of the Board) The Board of Directors may by a resolution of the Board elect one (1) Chairman of the Board from among the directors.	Article 20. (Chairman of the Board) The Board of Directors may by a resolution of the Board elect one (1) Chairman of the Board from among the Directors.
Article 17. (Senior Advisor) The Bank may appoint Senior Advisors by resolution of the Board of Directors.	Article 21. (Senior Advisor) (same as at present)
Article 18. (Limitation of Liabilities of Directors) 1. The Bank may, by a resolution of the Board of Directors of the Bank, exempt Directors (including ex-Directors) from their liabilities regarding actions provided for in Article 21-17, Paragraph 1 of the Special Exemptions Law to the extent permitted by laws and regulations. 2. The Bank may enter into an agreement with outside Directors which limits the maximum amount of their liabilities regarding actions provided for in Article 21-17, Paragraph 1 of the Special Exemptions Law to an aggregate sum of the amounts prescribed in each item of Article 266, Paragraph 19 of the Commercial Code applied *mutatis mutandis* according to the Article 21-17, Paragraph 5 of the Special Exemptions Law.	Article 22. (Limitation of Liabilities of Directors) 1. The Bank may, by a resolution of the Board of Directors of the Bank, exempt Directors (including ex-Directors) failing to perform their duties from their liabilities for damage pursuant to in Article 426, Paragraph 1 of the Corporation Act to the extent permitted by laws and regulations. 2. The Bank may enter into an agreement with outside Directors, pursuant to Article 427, Paragraph 1 of the Corporation Act, which limits the maximum amount of their liabilities for damage regarding failure to perform their duties to an aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Corporation Act.
Article 19. (Constitution and Power of the Board of Directors) 1. The directors of the Bank shall constitute the Board of Directors. 2. The Board of Directors shall have power to decide all matters stipulated in Article 21-7, Paragraph 1 and in other laws and regulations and supervise the execution of the duties and responsibilities of the directors and the statutory executive officers.	Article 23. (Constitution and Power of the Board of Directors) 1. The Directors of the Bank shall constitute the Board of Directors. 2. The Board of Directors shall have power to decide all matters stipulated in Article 416, Paragraph 1 of the Corporation Act and in other laws and regulations and supervise the execution of the duties and responsibilities of the Directors and the Statutory Executive Officers.
Article 20. (Calling of Meetings of the Board of Directors) 1. A meeting of the Board of Directors shall be called by the Chairman of the Board or, in case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, by the President who is also a director. 2. In case both the Chairman of the Board and the President (including the case that the President is not a director) are vacant or unable to act, one of the other directors shall call such meeting in accordance with a resolution of the Board of Directors.	Article 24. (Calling of Meetings of the Board of Directors) 1. A meeting of the Board of Directors shall be called by the Chairman of the Board or, in case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, by the President who is also a Director. 2. In case both the Chairman of the Board and the President (including the case that the President is not a Director) are vacant or unable to act, one of the other Directors shall call such meeting in accordance with a resolution of the Board of Directors.

Current Articles	Proposed Amendments
3. Notwithstanding the preceding two (2) Paragraphs, any director who is a member of the relevant committees set forth in Article 26 and nominated thereat may convene a meeting of the Board of Directors. 4. Notice of a meeting of the Board of Directors shall be dispatched to each director at least three (3) days prior to the meeting; provided, however, that this period of notice may be shortened in case of emergency.	3. Notwithstanding the preceding two (2) Paragraphs, any Director who is a member of the relevant committees set forth in Article 31 and nominated thereat may convene a meeting of the Board of Directors. 4. Notice of a meeting of the Board of Directors shall be dispatched to each Director at least three (3) days prior to the meeting; provided, however, that this period of notice may be shortened in case of emergency.
Article 21. (Chairman of Meetings of the Board of Directors) 1. The Chairman of the Board shall preside over meetings of the Board of Directors, and in case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, the President, who is also a director, shall preside over the meetings. 2. In case both the Chairman of the Board and the President (including the case that the President is not a director) are vacant or unable to act, one of the other directors, acting in accordance with a resolution of the Board of Directors, shall preside over the meetings.	Article 25. (Chairman of Meetings of the Board of Directors) 1. The Chairman of the Board shall preside over meetings of the Board of Directors, and in case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, the President, who is also a Director, shall preside over the meetings. 2. In case both the Chairman of the Board and the President (including the case that the President is not a Director) are vacant or unable to act, one of the other Directors, acting in accordance with a resolution of the Board of Directors, shall preside over the meetings.
Article 22. (Resolutions at Meetings of the Board of Directors) Unless otherwise provided for in laws or ordinances, any resolution of meetings of the Board of Directors shall be adopted by an affirmative vote of a majority of the directors present at the meeting, at which a quorum shall be constituted by the presence of a majority of the directors. 2. (New Provision)	Article 26. (Resolutions at Meetings of the Board of Directors) 1. Unless otherwise provided for in laws or ordinances, any resolution of meetings of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present at the meeting, at which a quorum shall be constituted by the presence of a majority of the Directors entitled to vote at the meeting. 2. If the requirements of Article 370 of the Corporation Act are satisfied, the Bank shall deem that a resolution of the Board of Directors has been adopted.
Article 23. (Number and Election of Statutory Executive Officers) 1. The Company shall have not more than twenty (20) statutory executive officers. 2. The statutory executive officers shall be elected at the meeting of the Board of Directors.	Article 27. (Number and Election of Statutory Executive Officers) 1. The Company shall have not more than twenty (20) Statutory Executive Officers. 2. The Statutory Executive Officers shall be elected at the meeting of the Board of Directors.
Article 24. (Term of Statutory Executive Officers) 1. The term of the statutory executive officers shall expire at the close of the first meeting of the Board of Directors to be held following the close of the annual meeting of shareholders with respect to the most recent fiscal year which is within one (1) year subsequent to their assumption of office. 2. The term of the statutory executive officers elected during the term of office of other directors shall be conterminous with the term of office of the statutory executive officers then in office.	Article 28. (Term of Statutory Executive Officers) 1. The term of the Statutory Executive Officers shall expire at the close of the first meeting of the Board of Directors to be convened following the close of the annual meeting of shareholders with respect to the last of the fiscal years ending within one (1) year subsequent to their election. 2. The term of the Statutory Executive Officers elected during the term of office of other Directors shall be conterminous with the term of office of the Statutory Executive Officers then in office.
Article 25. (Representative Statutory Executive Officers and Statutory Executive Officers with Special Title) 1. The Board of Directors shall appoint one or more Representative Statutory Executive Officers by its resolution. 2. Representative Statutory Executive Officers	Article 29. (Representative Statutory Executive Officers and Statutory Executive Officers with Special Title) 1. (same as at present) 2. (same as at present)

Current Articles	Proposed Amendments
shall represent the Company. 3. Among the statutory executive officers, the Board of Directors shall appoint one (1) Chairman and one (1) President, or at least one (1) Chairman or one (1) President by its resolution, and, the Board of Directors may appoint one (1) Vice Chairman and one (1) or more Executive Vice President(s), Senior Managing Executive Officer(s) and Managing Executive Officer(s) by its resolution. 4. The Board of Directors may determine the allocation of responsibilities among the statutory executive officers, the relationship among the statutory executive officers with respect to supervision and direction, and any other matters concerning the mutual relationships among statutory executive officers, and shall promptly notify each statutory executive officer thereof.	3. Among the Statutory Executive Officers, the Board of Directors shall appoint one (1) Chairman and one (1) President, or at least one (1) Chairman or one (1) President by its resolution, and, the Board of Directors may appoint one (1) Vice Chairman and one (1) or more Executive Vice President(s), Senior Managing Executive Officer(s) and Managing Executive Officer(s) by its resolution. 4. The Board of Directors may determine the allocation of responsibilities among the Statutory Executive Officers, the relationship among the Statutory Executive Officers with respect to supervision and direction, and any other matters concerning the mutual relationships among Statutory Executive Officers, and shall promptly notify each Statutory Executive Officer thereof.
Article 26. (Release of Statutory Executive Officers from Liabilities) The Bank may, by a resolution of the Board of Directors of the Bank, exempt the statutory executive officers (including ex-statutory executive officers) from their liabilities regarding actions provided for in Article 21-17, Paragraph 1 of the Special Exemption Law to the extent permitted by laws and regulations.	Article 30. (Release of Statutory Executive Officers from Liabilities) The Bank may, by a resolution of the Board of Directors of the Bank, exempt the Statutory Executive Officers (including ex-Statutory Executive Officers) from their liabilities for damage regarding failure to perform their duties in accordance with Article 426, Paragraph 1 of the Corporation Act to the extent permitted by laws and regulations.
Article 27. (Composition of the Committees, and Designation of Committee Members) 1. Each of the Nomination, Audit, and Compensation Committees shall have at least three (3) members. 2. A majority of the members of each of the Nomination, Audit, and Compensation Committees must be outside directors and must not be appointed as statutory executive officers. 3. Members of the Audit Committee shall not be appointed from among the statutory executive officers, managers or other employees of the Company or its subsidiaries, or those who serve concurrently as directors performing the business of such subsidiaries. 4. Members of each of the Nomination, Audit, and Compensation Committees shall be appointed from among the directors at a meeting of the Board of Directors.	Article 31. (Composition of the Committees, and Designation of Committee Members) 1. (same as at present) 2. A majority of the members of each of the Nomination, Audit, and Compensation Committees must be outside Directors. 3. Members of the Audit Committee shall not be appointed from among the Statutory Executive Officers, Accounting Officers (if any Accounting Officer is a corporation, its employees who perform duties of an Accounting Officer) managers or other employees of the Company or its subsidiaries, or those who serve concurrently as Directors performing the business of such subsidiaries. 4. Members of each of the Nomination, Audit, and Compensation Committees shall be appointed from among the Directors at a meeting of the Board of Directors.
Article 28. (Authority to Convene and Preside Over Meetings of the Committee) 1. Meetings of the respective Committees shall be convened and presided over by the member previously appointed by the respective Committees. 2. Notwithstanding the preceding Paragraph, each member may convene the Committee when he considers necessary. 3. Notice of the convening of a meeting of each Committee shall be dispatched to each member at least three (3) days prior to the date of such meeting; provided, however, that this period of notice may be	Article 32. (Authority to Convene and Preside Over Meetings of the Committee) 1. Meetings of the respective Committees shall be convened and presided over by the member previously appointed by the Board of Directors. 2. (same as at present) 3. (same as at present)

Current Articles	Proposed Amendments
shortened in case of emergency. 4. The respective Committees may omit the procedure referred to in the preceding Paragraph if all members of the relevant Committee so agree.	4. (Deleted)
Article 29. (Method of Resolution of the Committee) Resolutions of the Committee shall be adopted by the affirmative votes of a majority of members present at meetings thereof.	Article 33. (Method of Resolution of the Committee) Resolutions of the Committee shall be adopted by the affirmative votes of a majority of members present at meetings, at which a quorum shall be constituted by the presence of a majority of the members entitled to vote at the meeting.
Article 30. (Fiscal Year) The fiscal year of the Bank shall be from April 1 of each year to March 31 of the next succeeding year.	Article 34. (Fiscal Year) (same as at present)
(New Provision)	Article 35. (Decision-Making Body concerning Dividend from the Surplus, Etc) Unless otherwise provided for by laws and regulations, the Bank shall make decisions concerning dividend from the surplus and any other matters set forth in Article 459, Paragraph 1, Item 1 (other than those matters referred to in each Item of Paragraph 1 of Section 156 of the Corporation Act with respect to preferred shares.) and Items 2 through 4 of the Corporation Act by a resolution of the Board of Directors and not by a resolution of a meeting of shareholders.
Article 31. (Appropriation of Earned Surplus) Unless otherwise provided for in laws or ordinances, the earned surplus of the Bank shall be appropriated by resolution of the annual meeting of shareholders of the Bank (including cases where the resolution of the Board of Directors is deemed to be the resolution at the meeting of shareholders based on Article 21-31 of the Special Exemption Law).	(Deleted)
Article 32. (Payment of Dividends) Dividends shall be paid to the shareholders or the registered pledgees, as the case may be, last appearing or being recorded in the shareholder register as of the close of March 31 of each year. 2. (New Provision) 3. (New Provision)	Article 36. (Record Date for Dividend from the Surplus) 1. The record date for year-end dividends of the Bank shall be March 31 of each year. 2. The record date for interim dividends of the Bank shall be September 30 of each year. 3. In addition to the dividends under the preceding two Paragraphs, the Bank may make distribution of dividends from the surplus on any designated record date.
Article 33. (Payment of Interim Dividends) The Bank may, by resolution of the Board of Directors, make money distribution pursuant to the provisions of Article 293-5 of the Commercial Code (referred to as the "Interim Dividend" in these Articles of Incorporation) to the shareholders or the registered pledgees, as the case may be, last appearing or being recorded in the shareholder register as of the close of September 30 of each year.	(Deleted)
Article 34. (Conversion of Preferred Shares and Dividends) The first (1st) payment of dividends or Interim Dividends on the common shares issued upon	(Deleted)

Current Articles	Proposed Amendments
conversion of Preferred Shares issued by the Bank, as the case may be, shall be made, as if the conversion had taken effect on the first (1st) day of April, in case the conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of April and the thirtieth (30th) day of September, and as if the conversion had taken effect on the first (1st) day of October, in case the conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of October and the thirty-first (31st) day of March of the next succeeding year.	
Article 35. (Period for Discharge of Dividends) In case dividends or Interim Dividends are not received by the person entitled thereto within five (5) years from the day of commencement of payment thereof, the Bank shall be discharged from any liability for payment thereof.	Article 37. (Period for Discharge of Dividends) In case dividends distributed in cash are not received by the person entitled thereto within five (5) years from the day of commencement of payment thereof, the Bank shall be discharged from any liability for payment thereof.
Article 36. (Exemption of Directors and Statutory Auditors from Their Liabilities Prior to the Transition to the Company with Committees of the Board of Directors) Exemption of Directors and Statutory Auditors from their liabilities with respect to the action under Article 266, Paragraph 1, Item (5) of the Commercial Code prior to the close of the annual meeting of shareholders with respect to the fiscal year ending March 31, 2004, and agreements for limitation of liabilities entered into by and between the Bank and each of outside Directors shall be as set forth in Articles 19-2 and 25-2 of the Articles of Incorporation in effect before the amendments effective from the end of the said annual meeting of shareholders. (Articles 19-2 and 25-2 before the amendment) Article 19-2. (Limitation of Liabilities of Directors) 1. The Bank may, by a resolution of the Board of Directors of the Bank, exempt Directors from their liabilities regarding actions provided for in Article 266, Paragraph 1, Item (5) of the Commercial Code to the extent permitted by laws and regulations. 2. The Bank may enter into an agreement with outside Directors which limits the maximum amount of their liabilities regarding actions provided for in Article 266, Paragraph 1, Item (5) of the Commercial Code to an aggregate sum of the amounts prescribed in each item of Article 266, Paragraph 19 of the Commercial Code. Article 25-2. (Limitation of Liabilities of Statutory Auditors) The Bank may, by a resolution of the Board of Directors of the Bank, exempt Statutory Auditors from their liabilities to the extent permitted by laws and regulations.	Article 38. (Exemption of Directors and Statutory Auditors from Their Liabilities Prior to the Transition to the Company with Committees of the Board of Directors) Exemption of Directors and Statutory Auditors from their liabilities with respect to the action under Article 266, Paragraph 1, Item (5) of the Commercial Code before having been amended by the Law concerning Amendment of Related Laws due to Enforcement of Corporation Act (Law No.87 of 2005) prior to the close of the annual meeting of shareholders with respect to the fiscal year ending March 31, 2004, and agreements for limitation of liabilities entered into by and between the Bank and each of outside Directors shall be as set forth in Articles 19-2 and 25-2 of the Articles of Incorporation in effect before the amendments effective from the end of the said annual meeting of shareholders. (Following is same as at present.)
(New Provision)	Article 39. (Exemption of Directors and Statutory Executive Officers from Their Liabilities Prior to the Implementation of the Corporation Act) Articles 18 and 26 of the Articles of

Current Articles	Proposed Amendments
	Incorporation in effect before the amendments effective from the end of the annual meeting of shareholders with respect to the fiscal year ending March 31, 2006 is still in effect only regarding the Exemption of Directors and Statutory Executive Officers from their liabilities with respect to their action before the Implementation of the Corporation Act. (Articles 18 and 26 before the amendment) Article 18. (Limitation of Liabilities of Directors) 1. The Bank may, by a resolution of the Board of Directors of the Bank, exempt Directors (including ex-Directors) from their liabilities regarding actions provided for in Article 21-17, Paragraph 1 of the Special Exemptions Law to the extent permitted by laws and regulations. 2. The Bank may enter into an agreement with outside Directors which limits the maximum amount of their liabilities regarding actions provided for in Article 21-17, Paragraph 1 of the Special Exemptions Law to an aggregate sum of the amounts prescribed in each item of Article 266, Paragraph 19 of the Commercial Code applied *mutatis mutandis* according to the Article 21-17, Paragraph 5 of the Special Exemptions Law. Article 26. (Release of Statutory Executive Officers from Liabilities) The Bank may, by a resolution of the Board of Directors of the Bank, exempt the statutory executive officers (including ex-statutory executive officers) from their liabilities regarding actions provided for in Article 21-17, Paragraph 1 of the Special Exemption Law to the extent permitted by laws and regulations.





1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Reports Fiscal Year 2005 Financials

Tokyo (Tuesday, May 23, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today reported details of its financial results for Fiscal Year (FY) 2005, ended March 31, 2006.

"Fiscal 2005 was a year marked by strong growth in all of our strategic business lines" said Mr. Thierry Porté, President and CEO of Shinsei Bank, "we have demonstrated that we are able to perform successfully in a highly competitive market by providing an expanding range of customer acclaimed solutions to meet the needs of a growing customer base".

Fiscal Year 2005 Financial Highlights (consolidated basis)

(all figures compared to FY2004)

- Revenue grew 95.6 billion yen or 53.7% to 273.7 billion yen
- Net income increased 12.8% to 76.0 billion yen
  - Cash basis net income increased 36.4% to 101.9 billion yen
  - Fully diluted cash basis net income per share was 50.55 yen
- Expense-to-revenue ratio improved from 54.0% to 49.7%
- Return on equity was 9.3%
  - Return on equity (cash basis) was 12.4%
- Return on tangible equity of 18.8%
- Return on assets was 0.8%
  - Return on assets (cash basis) was 1.2%
- Total capital ratio improved from 11.8% to 15.5%

Fiscal Year 2005 Business Highlights

- In May 2005, THOMSON DealWatch awarded Shinsei Bank and Shinsei Securities the "Commercial Mortgage-backed Securities Deal of the Year" for 2004 for the securitization of non-recourse loan extended to Mizuho Bank, Ltd., Head Office and Otemachi Financial Center.

- In June 2005, Shinsei launched an online securities brokerage service via Shinsei's *PowerDirect* online banking through the alliance with Rakuten Securities, Inc.
- Shinsei retail bank's award winning "Color your life" campaign was successfully launched in June 2005.
- In August 2005, Shinsei Bank was ranked first in the Nihon Keizai Shimbun's customer satisfaction survey of Japanese financial institutions for the 2nd consecutive year.
- In September 2005, Shinsei formed a joint venture with NORD/LB, WestLB AG, and JC Flowers & Co., focusing on the acquisition and work-out of distressed assets portfolios of German public sector banks.
- In February 2006, Moody's upgraded Shinsei Bank's senior debt ratings from Baa1 to A3.
- In February and March of 2006, the Bank raised USD1,475 million of hybrid Tier I capital and EUR 1.0 billion of Tier 2 capital through successful debut offerings in the global debt markets of Preferred Securities and Subordinated Notes.
- On March 24, 2006, APLUS invested 10.5 billion yen to acquire 97.29% of Zen-Nichi Shinpan Co., Ltd, an installment sales company.

1. Income Statement:

Shinsei Bank's total revenue for the fiscal year ended March 31, 2006 was 273.7 billion yen, an increase of 95.6 billion yen or 53.7% compared with same period last fiscal year. The incorporation of Showa Leasing, full year impact of APLUS and strong performance of all businesses contributed to this significant increase in revenue. The revenue contribution from fees and commissions, trading and other non-interest revenue sources, including revenue from leased and installment receivables increased to 69.9% of total revenue in fiscal year 2005.

The Bank's general and administrative expenses for the fiscal year ended March 31, 2006 were 135.9 billion yen, an increase of 39.9 billion yen as compared to the previous fiscal year. The increase is largely due to the inclusion of Showa Leasing and full year impact of APLUS. This increase in expenses was partly offset by continued expense rationalization across all businesses. As a result, for the fiscal year ended March 31, 2006, the Bank's ratio of general and administrative expenses to total revenue improved from 54.0% to 49.7%.

Shinsei recorded net credit costs of 30.1 billion yen during fiscal year 2005, as compared to net credit recoveries of 0.9 billion yen for the same period last fiscal year. The increase in net credit costs in this fiscal year was largely attributable to full year impact of APLUS and inclusion of Showa Leasing. The net credit recoveries in last fiscal year were primarily attributable to a reduction in

Shinsei Bank's (non-consolidated) historical default ratio due to improvement in overall asset quality. This was partly offset by APLUS's credit costs in the second half of the last fiscal year.

Consolidated net income for the period was 76.0 billion yen, up 12.8% as compared to the same period last fiscal year. This included 25.8 billion yen of amortized consolidation (acquired) goodwill and intangible assets, net of tax benefit, related to the acquisition of APLUS and Showa Leasing. Diluted net income per share for this fiscal year ended March 31, 2006 was 50.55 yen.

Following the issuance of preferred securities and subordinated notes during the last quarter of the 2005 fiscal year, Shinsei Bank's Tier I ratio reached 10.3% and total capital adequacy ratio was 15.5% as of March 31, 2006. Net deferred tax assets constituted 2.2% of Tier I capital.

2. Business Line Results:

Shinsei Bank is a leading diversified financial institution in Japan, bringing innovative banking practices to the Japanese market with a business model based on three strategic business lines: Institutional Banking, Consumer and Commercial Finance and Retail Banking. These three business lines cover a broad range of businesses and customer segments which provide the Bank with diversified revenues.

Institutional Banking

The Institutional Banking business continued to benefit from carrying out its "solution banking" approach and bringing investment banking services and expertise to the target customer base quickly and efficiently through an integrated team of product specialists and relationship managers. This business is now positioned in Japan as a hybrid commercial and investment banking franchise.

The Institutional Banking business generated total revenue of 116.6 billion yen in the fiscal year ended March 31, 2006, an increase of 19.5 billion yen, or 20.2%, from the same period in the previous fiscal year. Total Institutional Banking expenses increased marginally to 39.1 billion yen in the fiscal year ended March 31, 2006, or 1.2 billion yen higher than the previous fiscal year. The expense to revenue ratio of the Institutional Banking business improved to 33.5% in the fiscal year 2005 compared with 39.0% for the previous fiscal year.

The Institutional Banking business delivered strong results in foreign exchange, derivatives, equities, securitization, non-recourse real estate finance, corporate loans and credit trading activities. In fiscal year 2005, Foreign exchange, derivatives and equity-related revenue grew 14.6 billion yen to 31.4 billion yen. Non-recourse real estate finance business concluded 135 new transactions resulting in revenue growth of 7.0%, or 1.3 billion yen, to 20.2 billion yen for the fiscal year ended March 31, 2006.

Corporate loans increased by 16.3%, or 400.6 billion yen, to reach 2.8 trillion yen at March 31, 2006, as compared with March 31, 2005. As a result, revenue from corporate loans increased 3.3 billion yen or 22.6% to 17.9 billion yen for the fiscal year ended March 31, 2006, compared to the same period in the previous fiscal year. In fiscal year 2005, Shinsei completed 43 new credit trading transactions with an aggregate investment amount of 76.3 billion yen and the business earned total revenue of 15.2 billion yen. In the securitization business, the Bank closed 14 new transactions in fiscal year 2005 with a total issuance amount of 277.8 billion yen. Revenue generated from securitization business increased 16.7% to 14.7 billion yen in the fiscal year ended March 31, 2006.

Consumer and Commercial Finance

The acquisition of APLUS and Showa Leasing in FY2004 transformed Consumer and Commercial Finance business into a core Shinsei Bank business that is now contributing significantly to the Bank's financial performance while adding new customers, experienced personnel, technical capabilities and employing Shinsei Bank's expertise and know-how.

In the fiscal year ended March 31, 2006, the Consumer and Commercial Finance business generated revenue of 119.7 billion yen, or 43.8% of the Bank's total revenue. Continued expense rationalization coupled with revenue growth improved the expense to revenue ratio of this business to 50.5% in the fiscal year ended March 31, 2006 compared to 60.4% for the same period in the previous fiscal year.

For the fiscal year ended March 31, 2006, APLUS recorded total revenue of 85.1 billion yen on a consolidated basis from installment shopping credit, credit cards businesses and loan guarantees. This represents 71% of total Consumer and Commercial Finance business revenue. Showa Leasing recorded revenue of 22.8 billion yen on a consolidated basis in the fiscal year 2005, or over 19% of total Consumer and Commercial Finance business revenue.

Retail Banking

The Retail Banking business continued to focus throughout the year on understanding customers' needs, expanding its range of customer-acclaimed products and enhancing distribution channels to provide customers with greater value and convenience.

Total revenue of Retail Banking increased 13.0% to 42.4 billion yen in the fiscal year 2005. Retail Banking expenses reached 34.8 billion yen in the fiscal year ended March 31, 2006, an increase of 3.1 billon yen compared to the same period in the previous fiscal year due primarily to the expansion of distribution channels and increase in customer and product support as a result of the growth in

retail banking activities.

Deposits of retail customers increased by 33.2% in the fiscal year ended March 31, 2006 due in part to the growth in structured deposits, to reach over 3.0 trillion yen as of March 31, 2006. In fiscal year 2005, the Retail Banking recorded revenue of 18.3 billion yen from deposits-related and foreign exchange fees, an increase of 1.8 billion yen compared to the same period in the previous fiscal year reflecting strong income from structured deposits. Net funds transfer revenue, which refers to the interest spread on customer deposits and debentures, grew 0.3 billion yen to 13.3 billion yen in the fiscal year ended March 31, 2006 as a result of growth in retail deposits. Fees from asset management products increased 22.6% to 7.4 billion yen for the fiscal year ended March 31, 2006 compared to the same period in the previous fiscal year.

Housing loans to retail customers grew 57.1%, or 165.3 billion yen, to 454.5 billion yen as of March 31, 2006. This resulted in Retail Banking recording 3.2 billion yen in revenue from housing loans and other lending products during fiscal year 2005.

During the fiscal year 2005, following the successful launch of Shinsei's brand strategy "Color your life", Retail Banking business acquired more than 437,000 new *PowerFlex* account customers, compared to 390,000 over the same period in the previous fiscal year. As of March 31, 2006, the Retail Banking business had more than 1.7 million retail accounts.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, income from proprietary investments, inter-company eliminations, and corporate level activities. These activities resulted in an ordinary business loss of 6.7 billion yen for the fiscal year ended March 31, 2006.

3. Balance Sheet:

Shinsei Bank's loan and bills discounted balance grew 657.1 billion yen or 19.2% to 4,087.5 billion yen during the fiscal year ended March 31, 2006. Loans to retail customers, including lending to high net worth customers, grew 60.2% or 185.6 billion yen to 493.7 billion yen. Corporate loans increased 16.3% or 400.6 billion yen to 2,851.7 billion yen. Lending to Consumer and Commercial Finance customers increased 100.7 billion yen or 36.9% to 373.3 billion yen during the fiscal year ended March 31, 2006.

Shinsei Bank continues to diversify its funding base through continuing growth in its retail deposits. Total deposits, including negotiable certificates of deposit, increased 618.9 billion yen or 17.9% to 4,071.7 billion yen during the fiscal year ended March 31, 2006. The retail deposits balance,

including high net worth customers, grew 803.0 billion yen or 34.9% during the fiscal year and has now reached 3.1 trillion yen. As a result, retail funding now represents close to 70% of total customer funding.

4. Non-performing Loans (non-consolidated):

The Bank further reduced its non-performing loans (NPLs) balance under the Financial Revitalization Law and as of March 31, 2006, total NPLs of Shinsei were 42.5 billion yen, a decline of 9.2 billion yen or 17.9% as compared to the same period last year. NPLs were 1.0% of total claims outstanding at March 31, 2006 on a non-consolidated basis.

5. Reserve for Credit Losses (non-consolidated):

The total reserve for credit losses was 111.4 billion yen as of the end of March 2006, a decline of 13.0 billion yen from the end of March 2005.

6. Dividends

As approved by the Board of Directors on May 23, 2006, Shinsei Bank will pay a dividend to common shareholders of 1.48 yen per share, as compared to 1.29 yen per share a year ago.

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of Operations [1]

(billions of yen)

(Full year comparison)	Fiscal year ended Mar. 31, 2006 (FY2005)	Fiscal year ended [1] Mar. 31, 2005 (FY2004)	Change %
Net interest income	**82.2**	66.8	23%
Fees and commissions	**45.5**	32.5	40%
Net trading income	**27.5**	23.9	15%
Other business income	**118.3**	54.6	117%
Non-interest income	**191.4**	111.1	72%
Total revenue [2]	**273.7**	178.0	54%
General and administrative expenses [2]	**135.9**	96.0	(42)%
Ordinary business profit (*jisshitsu gyomu jun-eki*) [2]	**137.7**	81.9	68%
Net credit recoveries (costs)	**(30.1)**	0.9	n.m. [4]
Amortization of acquired goodwill and intangible assets	**(29.4)**	(8.8)	(233)%
Taxes and others	**(2.0)**	(6.6)	70%
Net income	**76.0**	67.4	13%
Cash basis net income [3]	**101.9**	74.7	36%

(billions of yen)

(Three months comparison)	Three months ended Mar. 31, 2006 (4Q-FY2005) a	Three months ended [1] Mar. 31, 2005 (4Q-FY2004) b	Change a - b (%)	Three months ended Dec. 31, 2005 (3Q-FY2005) c	Change a - c (%)
Net interest income	**21.7**	23.5	(8)%	20.3	7%
Fees and commissions	**9.3**	12.5	(26)%	12.7	(27)%
Net trading income	**6.3**	4.2	49%	8.3	(24)%
Other business income	**32.7**	16.5	98%	31.5	4%
Non-interest income	**48.4**	33.3	45%	52.6	(8)%
Total revenue [2]	**70.2**	56.9	23%	72.9	(4)%
General and administrative expenses [2]	**34.5**	28.6	(21)%	34.7	1%
Ordinary business profit (*jisshitsu gyomu jun-eki*) [2]	**35.6**	28.3	26%	38.2	(7)%
Net credit recoveries (costs)	**(7.3)**	(6.2)	(18)%	(8.2)	11%
Amortization of consolidation (acquired) goodwill and intangible assets	**(8.4)**	(4.4)	(93)%	(6.2)	(35)%
Taxes and others	**(3.4)**	(3.4)	(0)%	(1.7)	(96)%
Net income	**16.4**	14.2	15%	21.9	(25)%
Cash basis net income [3]	**23.9**	17.8	34%	27.3	(12)%

(1) Certain prior period amounts have been reclassified to conform to current period presentation.
(2) Represents results based on management accounting basis
(3) Excludes amortization of APLUS and Showa Leasing's consolidation (acquired) goodwill and intangible assets, net of tax benefit.
(4) n.m. is not meaningful.

Selected Balance Sheet Data

(billions of yen)

	As of Mar. 31, 2006	As of Sep. 30, 2005	Change Amount	Change %	As of Mar. 31, 2005	Change Amount	Change %
Securities	**1,494.4**	1,678.2	(183.8)	(11.0)%	1,478.2	16.2	1.1%
Loans and bills discounted	**4,087.5**	3,828.0	259.4	6.8%	3,430.4	657.1	19.2%
Lease and installment receivables [5]	**825.0**	769.1	55.9	7.3%	735.8	89.2	12.1%
Intangible assets [6]	**68.1**	72.6	(4.4)	(6.1)%	77.2	(9.0)	(11.7)%
Consolidation (acquired) goodwill, net	**226.6**	229.6	(2.9)	(1.3)%	244.0	(17.3)	(7.1)%
Customers' liabilities for acceptances and guarantees	**813.4**	1,002.4	(188.9)	(18.8)%	1,058.1	(244.6)	(23.1)%
Total assets	**9,405.0**	9,142.7	262.3	2.9%	8,576.3	828.6	9.7%
Deposits (including Negotiable Certificates of Deposit)	**4,071.7**	3,964.3	107.3	2.7%	3,452.8	618.9	17.9%
Debentures and corporate bonds	**1,316.9**	1,263.7	53.1	4.2%	1,330.9	(14.0)	(1.1)%
Borrowed money	**1,205.7**	1,166.9	38.7	3.3%	1,160.2	45.5	3.9%
Acceptances and guarantees	**813.4**	1,002.4	(188.9)	(18.8)%	1,058.1	(244.6)	(23.1)%
Total liabilities	**8,287.8**	8,261.6	26.1	0.3%	7,735.7	552.0	7.1%
Minority interests in subsidiaries	**261.8**	60.4	201.3	332.9%	53.8	207.9	385.9%
Total shareholders' equity	**855.3**	820.6	34.6	4.2%	786.6	**68.6**	8.7%

(5) Lease assets are included in premises and equipment or other assets and installment receivables are a part of other assets in the consolidated balance sheet.
(6) Identified intangible assets recorded through APLUS and Showa Leasing acquisitions.

Capital Adequacy Ratio

(%, billions of yen)

	As of Mar. 31, 2006	As of Mar. 31, 2005	As of Sep. 30, 2005
Capital adequacy ratio	**15.53%**	11.78%	12.16%
Tier I ratio	**10.27%**	7.00%	7.47%
Tier I capital	**738.1**	463.0	517.6
Tier II capital	**419.5**	338.6	353.0
Risk assets	**7,180.4**	6,610.9	6,920.7

References

	as of the end of Mar. 2006	Mar. 2005
Exchange rate (¥/$)	**117.47**	107.39
Nikkei average	**17,059.66**	11,565.88

Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)[1]

(billions of yen, except percentages)

	Fiscal year ended Mar. 31, 2006 (FY2005)			Six months ended Sep. 30, 2005 (1H-FY2005)			Fiscal year ended Mar. 31, 2005 (FY2004)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets [2]:									
Loans and bills discounted	**3,730.7**	**104.4**	**2.80**	3,576.5	50.8	2.83	3,099.9	77.3	2.50
Lease and installment receivables [2]	**793.7**	**46.0**	**5.80**	781.4	23.6	6.04	152.2	10.1	6.64
Securities	**1,721.4**	**16.8**	**0.98**	1,698.5	8.3	0.98	1,509.4	15.8	1.05
Other interest-earning assets [3][4]	**503.7**	**3.7**	**0.74**	356.8	2.1	1.19	553.4	8.1	1.48
Total interest-earning assets [2]	**6,749.7**	**171.0**	**2.53**	6,413.3	84.9	2.64	5,315.0	111.4	2.10
Interest-bearing liabilities:									
Deposits and negotiable certificates of deposit	**3,776.8**	**16.9**	**0.45**	3,548.5	8.0	0.45	3,096.2	13.6	0.44
Debentures	**1,152.9**	**4.7**	**0.41**	1,198.9	2.6	0.44	1,311.4	6.1	0.47
Subordinated debt	**259.7**	**5.5**	**2.13**	251.6	3.0	2.41	210.5	6.9	3.32
Borrowed money and corporate bonds	**999.3**	**12.2**	**1.22**	967.3	6.5	1.36	338.0	6.6	1.96
Other interest-bearing liabilities [4]	**229.4**	**3.3**	**1.45**	225.8	0.8	0.79	259.7	1.0	0.40
Total interest-bearing liabilities	**6,418.3**	**42.7**	**0.67**	6,192.4	21.2	0.68	5,216.0	34.4	0.66
Non interest-bearing sources of funds:									
Non interest-bearing (assets) liabilities, net	**(489.6)**	**-**	**-**	(582.7)	-	-	(659.2)	-	-
Shareholders' equity	**821.0**	**-**	**-**	803.6	-	-	758.3	-	-
Total interest-bearing liabilities and non interest-bearing sources of funds	**6,749.7**	**-**	**-**	6,413.3	-	-	5,315.0	-	-
Net interest margin [2]	**-**	**-**	**1.87**	-	-	1.96	-	-	1.44
Impact of non interest-bearing sources	**-**	**-**	**0.03**	-	-	0.02	-	-	0.01
Net revenue/yield on interest-earning assets [2]	**-**	**128.3**	**1.90**	-	63.7	1.98	-	77.0	1.45

Note:
Reclass from total revenue on interest-earning assets to total interest income.

	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Total revenue on interest-earning assets	**6,749.7**	**171.0**	**2.53**	6,413.3	84.9	2.64	5,315.0	111.4	2.10
Less: Income on lease and installment receivables	**793.7**	**46.0**	**5.80**	781.4	23.6	6.04	152.2	10.1	6.64
Total interest income	**5,955.9**	**125.0**	**2.10**	5,631.9	61.3	2.17	5,162.8	101.3	1.96
Total interest expense	**-**	**42.7**	**-**	-	21.2	-	-	34.4	-
Net interest income	**-**	**82.2**	**-**	-	40.1	-	-	66.8	-

(1) Certain prior period numbers have been reclassified to conform to current period presentation.
(2) Includes lease and installment receivables assets and related yields.
(3) Interest earning deposits have been restated, by excluding cash deposits, to be consistent with prior period reporting.
(4) Other interest-earning assets and other interest-bearing liabilities include interest swaps and fund swaps.

Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

(billions of yen, except percentages)

	Fiscal year ended Mar. 31, 2006 (FY2005)			Six months ended Sep. 30, 2005 (1H-FY2005)			Fiscal year ended Mar. 31, 2005 (FY2004)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets:									
Cash and due from banks	**86.3**	**2.0**	**2.33**	72.3	1.0	2.92	134.7	2.7	2.06
Call loans	**100.9**	**0.0**	**0.02**	44.9	0.0	0.03	134.1	0.0	0.01
Receivables under resale agreements	**-**	**-**	**-**	-	-	-	1.7	0.0	0.00
Collateral related to securities borrowing transactions	**10.2**	**0.0**	**0.29**	6.4	0.0	0.49	49.5	0.0	0.01
Securities	**1,997.4**	**21.0**	**1.05**	1,977.4	11.8	1.19	1,526.0	15.5	1.01
Loans and bills discounted	**3,612.3**	**57.8**	**1.60**	3,483.9	28.8	1.65	3,186.9	58.5	1.83
Other interest-earning assets	**65.4**	**0.9**	**1.40**	82.6	0.3	0.93	93.9	0.6	0.66
Interest rate and fund swaps	**-**	**0.6**	**-**	-	0.5	-	-	4.2	-
Total interest-earning assets	**5,872.8**	**82.6**	**1.40**	5,667.7	42.7	1.50	5,127.0	81.8	1.59
Interest-bearing liabilities:									
Deposits	**3,746.5**	**16.9**	**0.45**	3,421.1	8.0	0.47	2,828.8	13.5	0.47
Negotiable certificates of deposit	**199.7**	**0.0**	**0.03**	199.6	0.0	0.02	410.1	0.1	0.03
Debentures	**1,158.6**	**4.7**	**0.40**	1,206.3	2.6	0.43	1,319.2	6.2	0.47
Call money	**127.3**	**0.0**	**0.07**	139.1	0.0	0.07	117.8	0.6	0.53
Payable under repurchase agreements	**0.6**	**0.0**	**0.00**	1.2	0.0	0.00	121.3	0.0	0.00
Collateral related to securities lending transactions	**4.9**	**0.0**	**0.55**	6.6	0.0	0.20	13.2	0.0	0.03
Borrowed money	**308.4**	**5.8**	**1.88**	324.4	3.5	2.20	326.6	8.2	2.53
Corporate bonds	**105.3**	**1.7**	**1.64**	50.0	0.1	0.42	0.9	0.0	0.39
Other interest-bearing liabilities	**0.3**	**3.0**	**860.31**	0.3	0.7	487.94	0.2	0.3	106.10
Interest rate and fund swaps	**-**	**-**	**-**	-	-	-	-	-	-
Total interest-bearing liabilities	**5,652.1**	**32.3**	**0.57**	5,348.8	15.2	0.56	5,138.7	29.1	0.56
Net interest income/yield on interest-earning assets	**5,872.8**	**50.2**	**0.85**	5,667.7	27.4	0.96	5,127.0	52.6	1.02

Per share data

(yen)

	Fiscal year ended		Six months ended
	Mar. 31, 2006 (FY2005)	Mar. 31, 2005 (FY2004)	Sep. 30, 2005 (1H-FY2005)
Common shareholder's equity	**380.20**	329.65	354.68
Fully diluted shareholders' equity	**421.62**	390.06	404.66
Basic net income	**53.16**	46.78	26.33
Diluted net income	**37.75**	34.98	18.71

Note:

For calculation of per share data

(shareholders' equity)	Number of common shares [1]	**1,358,520,547**	1,358,523,191	1,358,521,003
	Fully diluted number of shares [1]	**2,028,676,851**	2,016,758,396	2,028,002,412
(net income)	Number of common shares [2]	**1,358,521,302**	1,358,529,854	1,358,521,647
	Fully diluted number of shares [2]	**2,015,832,613**	1,927,660,001	2,015,158,063

(1) Outstanding shares at the end of the respective period
(2) Weighted average number of outstanding shares during the respective period

Cash basis per share data

(yen)

	Fiscal Year ended		Six months ended
	Mar. 31, 2006 (FY2005)	Mar. 31, 2005 (FY2004)	Sep. 30, 2005 (1H-FY2005)
Basic net income	**72.16**	52.15	35.79
Diluted net income	**50.55**	38.76	25.08

Performance Ratios

(%)

	Fiscal Year ended		Six months ended
	Mar. 31, 2006 (FY2005)	Mar. 31, 2005 (FY2004)	Sep. 30, 2005 (1H-FY2005)
Return on assets	**0.8%**	0.9%	0.8%
Return on equity (fully diluted)	**9.3%**	8.9%	9.4%
Cash basis return on assets	**1.2%**	1.0%	1.2%
Cash basis return on equity (fully diluted)	**12.4%**	9.8%	12.5%
Expense to revenue (overhead) ratio[1]	**49.7%**	54.0%	51.1%

(1) Management accounting basis

Supplemental Financial Data and Reconciliation to Japanese GAAP Measures [1]

For the fiscal year 2005 ended March 31, 2006	(billions of yen, except per share data and percentages)
Amortization of consolidation goodwill and other intangibles	
Amortization of intangible assets	**9.0**
Associated deferred tax liability	**(3.6)**
Amortization of consolidation (acquired) goodwill	**20.4**
Total amortization of consolidation goodwill and other intangibles, net of tax benefit	**25.8**
Reconciliation of net income to cash basis net income	
Net income	**76.0**
Amortization of consolidated goodwill and other intangibles, net of tax benefit	**25.8**
Cash basis net income	**101.9**
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	**53.16**
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**19.00**
Cash basis basic net income per share	**72.16**
Reconciliation of fully diluted net income per share to cash basis fully diluted net income per share	
Fully diluted net income per share	**37.75**
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**12.80**
Cash basis fully diluted net income per share	**50.55**
Reconciliation of return on assets to cash basis return on assets	
Return on assets	**0.8**
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**0.3**
Cash basis return on assets	**1.2**
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	**9.3**
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**3.1**
Cash basis return on equity (fully diluted)	**12.4**
Reconciliation of return on equity to return on tangible equity	
Return on equity (fully diluted)	**9.3**
Effect of consolidation goodwill and other intangibles[2]	**9.5**
Return on tangible equity (fully diluted)	**18.8**

(1) Reflects adjustments of consolidation (acquired) goodwill and other intangibles associated with the acquisition of APLUS and Showa Leasing.
(2) Net income excludes amortization of consolidation (acquired) goodwill and other intangibles, net of tax benefit. Average shareholders' equity excludes consolidation (acquired) goodwill and other intangibles.

Business Line Ordinary Business Profit[1][2]

(billions of yen)

For Fiscal Year 2005 ended March 31, 2006

	Institutional Banking	Consumer and Commercial Finance (*)	Retail Banking	ALM/ Corporate/ Other (3)	Total
Total revenue	**116.6**	**119.7**	**42.4**	**(5.1)**	**273.7**
General and administrative expenses	**39.1**	**60.4**	**34.8**	**1.6**	**135.9**
Ordinary business profit (loss)	**77.5**	**59.3**	**7.6**	**(6.7)**	**137.7**

(※) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other (4)	Consumer and Commercial Finance
Total revenue	**85.1**	**22.8**	**11.7**	**119.7**
General and administrative expenses	**43.0**	**10.5**	**6.8**	**60.4**
Ordinary business profit	**42.0**	**12.2**	**4.9**	**59.3**

For Fiscal Year 2004 ended March 31, 2005

	Institutional Banking	Consumer and Commercial Finance (*)	Retail Banking	ALM/ Corporate/ Other (3)	Total
Total revenue	97.0	43.2	37.5	0.1	178.0
General and administrative expenses	37.8	26.1	31.6	0.4	96.0
Ordinary business profit (loss)	59.1	17.1	5.9	(0.2)	81.9

(*) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other (4)	Consumer and Commercial Finance
Total revenue	**36.2**	**-**	**7.0**	**43.2**
General and administrative expenses	**20.3**	**-**	**5.7**	**26.1**
Ordinary business profit	**15.8**	**-**	**1.2**	**17.1**

(1) Certain prior period amounts have been reclassified to conform to current period presentation.

(2) Represents results based on management accounting basis.

(3) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, and corporate level expenses.

(4) Includes unallocated Consumer and Commercial Finance sub-group expenses.

Earnings Forecast for Fiscal Year 2006

(Consolidated) *(billions of yen)*

	Fiscal year ended Mar. 31, 2007 (FY2006) Forecast	Fiscal year ended Mar. 31, 2006 (FY2005) Actual
Net income	**84.0**	76.0
Cash basis net income (5)	**107.0**	101.9

(5) Excludes amortization of APLUS and Showa Leasing's acquired (consolidation) goodwill and intangible assets, net of tax benefit.

(Non-consolidated) (6) *(billions of yen (other than dividends))*

	Fiscal year ended Mar. 31, 2007 (FY2006) Forecast	Fiscal year ended Mar. 31, 2006 (FY2005) Actual
Net business profit	**77.0**	69.1
Net income	**75.0**	74.8
Dividends (in yen)		
Common stock	**3.32**	2.96
Class A preferred share	**13.00**	13.00
Class B preferred share	**4.84**	4.84

(6) Revitalization plan basis

Above forecasts are based on current assumptions of future events and trends, which may be incorrect. Actual results may differ materially from those in the statements as a results of various factors.

Consolidated Statements of Income

(millions of yen)

	Fiscal year ended Mar. 31, 2006 (FY2005)	Fiscal year ended Mar. 31, 2005 (FY2004)	Change	
	a	b	a-b	%
Interest on loans	**104,438**	77,353	27,085	35.0%
Interest and dividends on securities	**16,879**	15,862	1,017	6.4%
Other interest income	**3,711**	8,181	(4,470)	(54.6)%
Interest income	**125,029**	101,396	23,633	23.3%
Fees and commissions income	**68,263**	57,690	10,573	18.3%
Trading profits	**27,665**	23,992	3,673	15.3%
Other business income	**268,611**	38,231	230,380	602.6%
Other ordinary income	**39,487**	27,330	12,157	44.5%
Ordinary income	**529,057**	248,641	280,416	112.8%
Interest on deposits, including negotiable certificates of deposit	**16,934**	13,671	3,263	23.9%
Interest and discounts on debentures	**4,709**	6,184	(1,475)	(23.9)%
Interest on borrowings	**14,598**	12,924	1,674	13.0%
Other interest expenses	**6,486**	1,716	4,770	278.0%
Interest expenses	**42,729**	34,497	8,232	23.9%
Fees and commissions expenses	**22,767**	15,308	7,459	48.7%
Trading losses	**152**	–	152	100.0%
Other business expenses	**186,283**	15,475	170,808	1103.8%
General and administrative expenses	**136,596**	97,317	39,279	40.4%
Provision of reserve for loan losses	**25,962**	–	25,962	100.0%
Amortization of consolidation goodwill	**20,397**	4,918	15,479	314.7%
Amortization of identified intangible assets	**9,047**	3,919	5,128	130.8%
All other	**13,649**	22,751	(9,102)	(40.0)%
Other ordinary expenses	**69,057**	31,588	37,469	118.6%
Ordinary expenses	**457,586**	194,186	263,400	135.6%
Net ordinary income	**71,471**	54,454	17,017	31.3%
Special gains	**3,703**	11,845	(8,142)	(68.7)%
Special losses	**1,463**	702	761	108.4%
Income before income taxes and minority interests	**73,711**	65,597	8,114	12.4%
Income tax (current)	**3,733**	1,438	2,295	159.6%
Income tax (deferred)	**(11,414)**	(3,444)	(7,970)	231.4%
Minority interests in net income of subsidiaries	**5,293**	168	5,125	3050.6%
Net income	**76,099**	67,435	8,664	12.8%

(billions of yen)

(Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) [1]	**137.7**	81.9	**55.8**	**68.1%**
yen / US$	**@117.47**	@107.39		

(1) Management accounting basis

Consolidated Balance Sheets

-- Assets

(millions of yen)

	As of Mar. 31, 2006	As of Mar. 31, 2005	Change	
	a	b	**a-b**	**%**
<<Assets>>				
Cash and due from banks	**488,601**	277,593	211,008	76.0%
Call loans	**50,000**	70,000	(20,000)	(28.6)%
Collateral related to securities borrowing transactions	**33,107**	3,744	29,363	784.3%
Other monetary claims purchased	**273,937**	320,379	(46,442)	(14.5)%
Trading assets	**193,581**	168,501	25,080	14.9%
Monetary assets held in trust	**456,167**	372,224	83,943	22.6%
Securities	**1,494,489**	1,478,219	16,270	1.1%
Loans and bills discounted	**4,087,561**	3,430,421	657,140	19.2%
Foreign exchanges	**12,140**	8,550	3,590	42.0%
Other assets	**974,398**	850,440	123,958	14.6%
Premises and equipment	**415,522**	418,938	(3,416)	(0.8)%
Deferred discounts on and issuance expenses for debentures	**177**	284	(107)	(37.7)%
Deferred tax assets	**30,022**	24,623	5,399	21.9%
Consolidation goodwill, net	**226,692**	244,042	(17,350)	(7.1)%
Customers' liabilities for acceptances and guarantees	**813,480**	1,058,161	(244,681)	(23.1)%
Reserve for credit losses	**(144,868)**	(149,799)	4,931	(3.3)%
Total assets	**9,405,013**	8,576,328	828,685	9.7%
yen / US$	**@117.47**	@107.39		

Consolidated Balance Sheets

-- Liabilities, minority interests in subsidiaries and shareholders' equity

(millions of yen)

	As of Mar. 31, 2006	As of Mar. 31, 2005	Change	
	a	b	a-b	%
<<Liabilities>>				
Deposits, including negotiable certificates of deposit	4,071,758	3,452,813	618,945	17.9%
Debentures	1,018,909	1,242,632	(223,723)	(18.0)%
Call money	30,000	204,295	(174,295)	(85.3)%
Commercial paper	133,200	13,300	119,900	901.5%
Trading liabilities	149,990	69,101	80,889	117.1%
Borrowed money	1,205,765	1,160,265	45,500	3.9%
Foreign exchanges	39	20	19	95.0%
Corporate bonds	298,002	88,344	209,658	237.3%
Other liabilities	535,753	412,763	122,990	29.8%
Accrued employees bonuses	13,886	10,276	3,610	35.1%
Reserve for bonuses to directors	13	—	13	100.0%
Reserve for retirement benefits	3,309	3,376	(67)	(2.0)%
Reserve for loss on disposition of premises and equipment	—	153	(153)	(100.0)%
Reserve under special law	2	2	0	0.0%
Deferred tax liabilities	13,718	20,262	(6,544)	(32.3)%
Acceptances and guarantees	813,480	1,058,161	(244,681)	(23.1)%
Total liabilities	8,287,832	7,735,769	552,063	7.1%
Minority interests in subsidiaries	261,845	53,891	207,954	385.9%
<<Shareholders' equity>>				
Capital stock	451,296	451,296	—	—
Capital surplus	18,558	18,558	—	—
Retained earnings	379,502	311,039	68,463	22.0%
Net unrealized gain on securities available-for-sale, net of taxes	2,208	3,043	(835)	(27.4)%
Foreign currency transaction adjustments	3,781	2,738	1,043	38.1%
Treasury stock, at cost	(12)	(9)	(3)	33.3%
Total shareholders' equity	855,335	786,667	68,668	8.7%
Total liabilities, minority interest in subsidiaries and shareholders' equity	9,405,013	8,576,328	828,685	9.7%
yen / US$	@117.47	@107.39		

Consolidated Statements of Capital Surplus and Retained Earnings

(millions of yen)

	As of Mar. 31, 2006	As of Mar. 31, 2005	**Change**	
	a	b	**a-b**	%
[Capital surplus]				
Balance at beginning of year	**18,558**	18,558	-	-
Balance at end of year	**18,558**	18,558	-	-
[Retained earnings]				
Balance at beginning of year	**311,039**	250,737	60,302	24.0%
Increase	**76,099**	67,435	8,664	12.8%
Net income	**76,099**	67,435	8,664	12.8%
Decrease	**7,636**	7,133	503	7.1%
Dividends paid	**7,635**	7,133	502	7.0%
Bonuses to directors of consolidated subsidiaries	**0**	-	0	100.0%
Balance at end of year	**379,502**	311,039	68,463	22.0%

Note: The table represents a translation of the original consolidated statements of capital surplus and retained earnings prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Consolidated Statements of Cash Flows

(millions of yen)

	Fiscal year ended Mar.31, 2006	Fiscal year ended Mar. 31, 2005	Change
I. Cash flows from operating activities:			
Income before income taxes and minority interests	73,711	65,597	8,114
Depreciation (other than leased assets)	4,198	3,706	492
Depreciation of leased assets	138,104	-	138,104
Amortization of consolidation goodwill	20,397	4,918	15,479
Amortization of identified intangible assets	9,047	3,919	5,128
Equity in net income of affiliates	(4,114)	(1,762)	(2,352)
Net change in reserve for credit losses	(4,940)	(28,083)	23,143
Net change in accrued employees bonuses	3,483	319	3,164
Net change in reserve for retirement benefits	(654)	576	(1,230)
Net change in reserve for loss on disposition of premises and equipment	(153)	153	(306)
Net change in provision of reserve for loss on sale of bonds	-	(1,918)	1,918
Interest income	(125,029)	(101,396)	(23,633)
Interest expenses	42,729	34,497	8,232
Gain on securities sold	(5,788)	(11,752)	5,964
Gain on monetary assets held in trust	(6,648)	(2,431)	(4,217)
Net exchange gain	(779)	(4,850)	4,071
Net loss on sale of premises and equipment	203	517	(314)
Net gain on sale of leased assets	(1,761)	-	(1,761)
Net change in trading assets	(25,079)	466,594	(491,673)
Net change in trading liabilities	80,889	(23,130)	104,019
Net change in loans and bills discounted	(698,761)	(506,571)	(192,190)
Net change in deposits	834,179	816,785	17,394
Net change in negotiable certificates of deposit	(215,234)	(98,461)	(116,773)
Net change in debentures	(223,723)	(115,388)	(108,335)
Net change in borrowed money (other than subordinated debt)	76,499	56,030	20,469
Net change in corporate bonds (other than subordinated bonds)	18,001	9,357	8,644
Net change in deposits (other than non-interest-bearing deposits)	(28,707)	136,664	(165,371)
Net change in call loans	20,000	(70,000)	90,000
Net change in other monetary claims purchased	48,179	(72,774)	120,953
Net change in collateral related to securities borrowing transactions	(29,363)	14,377	(43,740)
Net change in payables under repurchase agreements	-	(445,634)	445,634
Net change in call money	(174,295)	91,735	(266,030)
Net change in commercial paper	119,900	(3,786)	123,686
Net change in collateral related to securities lending transactions	-	(29,275)	29,275
Net change in foreign exchange assets	(3,589)	939	(4,528)
Net change in foreign exchange liabilities	18	16	2
Net change in net trust account	936	24,422	(23,486)
Interest received	142,198	122,569	19,629
Interest paid	(41,464)	(33,534)	(7,930)
Net change in trading securities	(114,114)	24,381	(138,495)
Net change in monetary assets held in trust	(59,176)	12,454	(71,630)
Net change in leased assets	(125,396)	-	(125,396)
Others, net	(22,844)	(106,335)	83,491
Subtotal	(278,941)	233,446	(512,387)
Income taxes paid	(2,056)	(1,397)	(659)
Net cash (used in) provided by operating activities	(280,998)	232,048	(513,046)
II. Cash flows from investing activities:			
Purchase of securities	(3,380,505)	(4,378,272)	997,767
Proceeds from sale of securities	688,041	634,712	53,329
Proceeds from maturity of securities	2,825,196	3,589,334	(764,138)
Investment in monetary assets held in trust	(38,803)	(92,867)	54,064
Proceeds from disposition of monetary assets held in trust	20,685	17,475	3,210
Purchase of premises and equipment (other than leased assets)	(6,488)	(7,301)	813
Proceeds from sale of premises and equipment (other than leased assets)	2,136	595	1,541
Payment for acquisition of new subsidiaries	(10,239)	(75,875)	65,636
Proceeds from acquisition of new subsidiaries	-	10,020	(10,020)
Proceeds from sale of subsidiary's stocks	32,616	-	32,616
Others, net	3,103	1,380	1,723
Net cash provided by (used in) investing activities	135,741	(300,798)	436,539
III. Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	46,000	-	46,000
Repayment of subordinated debt	(77,000)	(19,000)	(58,000)
Proceeds from issuance of subordinated corporate bonds	199,870	50,000	149,870
Payment for redemption of subordinated bonds	(11,166)	(2,570)	(8,596)
Proceeds from issuance of preferred shares to minority shareholders of subsidiaries	174,958	52,500	122,458
Dividends paid	(7,635)	(7,133)	(502)
Dividends paid to minority shareholders of subsidiaries	(1,310)	-	(1,310)
Purchase of treasury stock	(1)	(3)	2
Net cash provided by financing activities	323,713	73,793	249,920
IV. Foreign currency translation adjustments on cash and cash equivalents	31	3	28
V. Net change in cash and cash equivalents	178,487	5,047	173,440
VI. Cash and cash equivalents at beginning of year	162,226	157,178	5,048
VII. Cash and cash equivalents at end of year	340,713	162,226	178,487

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results [and Projections]

(billions of yen)

	For the fiscal year ended Mar. 31, 2006 (FY2005)	For the fiscal year ended Mar. 31, 2005 (FY2004)	Change	For the fiscal year ended Mar. 31, 2007 (FY2006) Forecast
Gross business profit *(gyomu soprieki)* [(1)]	**142.4**	123.8	18.6	
Net interest income	**53.1**	54.8	(1.6)	
Net fees and commissions [(1)]	**50.9**	41.0	9.9	
Net trading income	**20.2**	22.1	(1.9)	
Net other business income	**18.0**	5.7	12.2	
General & administrative expenses	**73.2**	68.8	4.3	
Net business profit *(jisshitsu gyomu jun-eki)* [(1)]	**69.1**	54.9	14.2	77.0
Net income	**74.8**	68.0	6.7	75.0
Credit recoveries (costs)	**4.9**	16.3	(11.4)	
Reversal (provision) of reserve for credit losses	**5.4**	17.8	(12.3)	

(1) Includes income from monetary assets held in trust of 39.5 billion yen for the fiscal year ended Mar. 31, 2006 and 29.3 billion yen for the fiscal year ended Mar. 31, 2005.

2. Non-performing Loans

Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(billions of yen, %)

	As of Mar. 31, 2006 a	As of Mar. 31, 2005 b	Change a-b	As of Sep. 30, 2005 c	Change a-c
Claims against bankrupt and quasi-bankrupt obligors	**0.7**	3.1	(2.4)	2.4	(1.7)
Doubtful claims	**20.7**	42.1	(21.4)	28.3	(7.6)
Substandard claims	**21.1**	6.5	14.6	15.4	5.7
Total non-performing loans (A)	**42.5**	51.8	(9.2)	46.1	(3.6)
Total claims (B)	**4,129.0**	3,621.1	507.9	3,967.0	162.0
% of total claims outstanding (A) / (B)	**1.03%**	1.43%	0.40%	1.16	(0.13)%
(ref.) At or below "need caution" level	**119.3**	123.7	(4.4)	190.1	(70.8)

3. Coverage Ratios for Non-Performing Claims Disclosed Under the Financial Revitalization Law (Non-Consolidated)

(millions of yen, %)

	Amount of claims	Reserve for loan losses	Collateral and guarantees	Amount of coverage	Coverage ratio
Claims against bankrupt and quasi-bankrupt obligors	**713**	-	713	713	100.0
Doubtful claims	**20,715**	17,734	1,021	18,755	90.5
Substandard claims	**21,093**	7,713	5,749	13,462	63.8
Total	**42,522**	25,447	7,483	32,931	77.4

4. Risk Monitored Loans

(Consolidated) *(millions of yen)*

	Mar. 31, 2006	Change from Mar. 31, 2005	Change from Sep. 30, 2005	Mar. 31, 2005	Sep. 30, 2005
Loans to bankrupt obligors	**1,889**	(733)	(1,459)	2,622	3,348
Non-accrual delinquent loans	**36,347**	(11,834)	(11,862)	48,181	48,209
Loans past due for 3 months or more	**3,125**	(2,474)	595	5,599	2,530
Restructured loans	**42,832**	19,218	6,764	23,614	36,068
Total risk monitored loans	**84,195**	4,177	(5,962)	80,018	90,157
Loans and bills discounted	**4,087,561**	657,140	259,491	3,430,421	3,828,070

(% to total loans)

	Mar. 31, 2006	Change from Mar. 31, 2005	Change from Sep. 30, 2005	Mar. 31, 2005	Sep. 30, 2005
Loans to bankrupt obligors	**0.0%**	(0.1)%	(0.1)%	0.1%	0.1%
Non-accrual delinquent loans	**0.9%**	(0.5)%	(0.4)%	1.4%	1.3%
Loans past due for 3 months or more	**0.1%**	(0.1)%	0.0%	0.2%	0.1%
Restructured loans	**1.0%**	0.3%	0.1%	0.7%	0.9%
Total risk monitored loans	**2.1%**	(0.2)%	(0.3)%	2.3%	2.4%

(Non-Consolidated) *(millions of yen)*

	Mar. 31, 2006	Change from Mar. 31, 2005	Change from Sep. 30, 2005	Mar. 31, 2005	Sep. 30, 2005
Loans to bankrupt obligors	**586**	(1,744)	(986)	2,330	1,572
Non-accrual delinquent loans	**20,443**	(20,810)	(7,105)	41,253	27,548
Loans past due for 3 months or more	**24**	(3,146)	(81)	3,170	105
Restructured loans	**21,069**	17,750	5,771	3,319	15,298
Total risk monitored loans	**42,123**	(7,950)	(2,401)	50,073	44,524
Loans and bills discounted	**3,961,246**	517,525	173,229	3,443,721	3,788,017

(% to total loans)

	Mar. 31, 2006	Change from Mar. 31, 2005	Change from Sep. 30, 2005	Mar. 31, 2005	Sep. 30, 2005
Loans to bankrupt obligors	**0.0%**	(0.1)%	0.0%	0.1%	0.0%
Non-accrual delinquent loans	**0.5%**	(0.7)%	(0.2)%	1.2%	0.7%
Loans past due for 3 months or more	**0.0%**	(0.1)%	0.0%	0.1%	0.0%
Restructured loans	**0.5%**	0.4%	0.1%	0.1%	0.4%
Total risk monitored loans	**1.1%**	(0.4)%	(0.1)%	1.5%	1.2%

5. Reserve for Credit Losses

(Consolidated) *(millions of yen)*

	Mar. 31, 2006	Change from Mar. 31, 2005	Change from Sep. 30, 2005	Mar. 31, 2005	Sep. 30, 2005
Reserve for credit losses	**144,868**	(4,931)	(11,112)	149,799	155,980
General	**89,043**	23,633	12,969	65,410	76,074
Specific	**55,819**	(28,564)	(24,070)	84,383	79,889
Restructuring countries	**5**	0	(11)	5	16

(Non-Consolidated) *(millions of yen)*

	Mar. 31, 2006	Change from Mar. 31, 2005	Change from Sep. 30, 2005	Mar. 31, 2005	Sep. 30, 2005
Reserve for credit losses	**111,421**	(13,078)	(3,177)	124,499	114,598
General	**60,220**	4,057	869	56,163	59,351
Specific	**51,196**	(17,134)	(4,035)	68,330	55,231
Restructuring countries	**5**	0	(11)	5	16

6. Reserve Ratio to Risk Monitored Loans

(Consolidated)

	Mar. 31, 2006			Mar. 31, 2005	Sep. 30, 2005
		Change from Mar. 31, 2005	Change from Sep. 30, 2005		
% on risk monitored loans	172.1%	(15.1)%	(0.9)%	187.2%	173.0%

(Non-Consolidated)

	Mar. 31, 2006			Mar. 31, 2005	Sep. 30, 2005
		Change from Mar. 31, 2005	Change from Sep. 30, 2005		
% on risk monitored loans	264.5%	15.9%	7.1%	248.6%	257.4%

7. Unrealized Gains on Available-for Sale Securities

(Consolidated)

As of March 31, 2006 *(millions of yen)*

	Unrealized gains		
		Gains	Losses
Equities	**5,564**	**5,678**	**114**
Bonds	**(4,693)**	**66**	**4,760**
Other	**2,675**	**3,390**	**715**
Total	**3,546**	**9,136**	**5,590**

As of March 31, 2005 *(millions of yen)*

	Unrealized gains		
		Gains	Losses
Equities	1,784	1,788	3
Bonds	791	1,031	240
Other	2,682	3,494	812
Total	5,257	6,314	1,056

(Non-consolidated)

As of March 31, 2006 *(millions of yen)*

	Unrealized gains		
		Gains	Losses
Equities	**1,569**	**1,580**	**11**
Bonds	**(4,714)**	**31**	**4,746**
Other	**2,685**	**3,390**	**705**
Total	**(460)**	**5,002**	**5,462**

As of March 31, 2005 *(millions of yen)*

	Unrealized gains		
		Gains	Losses
Equities	1,208	1,208	-
Bonds	740	981	240
Other	2,657	3,470	812
Total	4,607	5,660	1,053

8. Balance of Housing Loans (Non-Consolidated)

(millions of yen)

	Mar. 31, 2006			Mar. 31, 2005	Sep. 30, 2005
		Change from Mar. 31, 2005	Change from Sep. 30, 2005		
Balance of housing loans	**454,561**	165,299	68,589	289,262	385,972

9. Balance of Deposits (Non-Consolidated)

(millions of yen)

	Mar. 31, 2006			Mar. 31, 2005	Sep. 30, 2005
		Change from Mar. 31, 2005	Change from Sep. 30, 2005		
Balance of deposits (including NCDs)	**4,158,192**	629,313	111,256	3,528,879	4,046,936
Balance of deposits from individuals	**3,081,691**	803,946	267,746	2,277,745	2,813,945

10. Subsidiaries and Affiliates

	Mar. 31, 2006	Mar. 31, 2005
Consolidated subsidiaries	**82**	76
Affiliates accounted for using the equity method	**13**	9

11. Expense for Retirement Benefit (Consolidated)

(millions of yen)

	Mar. 31, 2006
Expense for retirement benefit	4,344

12. Derivative Transactions Based on Hedge Accounting

(Consolidated) *(billions of yen)*

	As of March 31, 2006			
	Within 1 year	Over 1 year and within 5 years	Over 5 years	Total
Interest rate swap				
Receive fixed and pay floating	6.2	282.7	281.2	570.2
Receive floating and pay fixed	10.1	37.5	10.8	58.5
Receive floating and pay floating	-	0.5	-	0.5
Total notional principal amount	16.3	320.8	292.1	629.3
Currency swap				
Total notional principal amount	242.9	166.9	173.2	583.1

(Non-Consolidated) *(billions of yen)*

	As of March 31, 2006			
	Within 1 year	Over 1 year and within 5 years	Over 5 years	Total
Interest rate swap				
Receive fixed and pay floating	6.2	282.7	281.2	570.2
Receive floating and pay fixed	0.1	37.5	10.8	48.5
Receive floating and pay floating	-	0.5	-	0.5
Total notional principal amount	6.3	320.8	292.1	619.3
Currency swap				
Total notional principal amount	242.9	166.9	173.2	583.1

13. Problem Claims

A. Losses on Disposals

(Consolidated) *(billions of yen)*

	Net provision of general reserve for loan losses	Disposal of problem claims (Banking account)	Disposal of problem claims (Trust account)	Total credit costs
FY2005	**30.0**	**0.1**	**-**	**30.1**
1H-FY2005	27.6	(13.0)	-	14.5
FY2004	(2.7)	1.7	-	(0.9)

(Non-Consolidated) *(billions of yen)*

	Net provision of general reserve for loan losses	Disposal of problem claims (Banking account)	Disposal of problem claims (Trust account)	Total credit costs
FY2005	**4.1**	**(9.0)**	**-**	**(4.9)**
1H-FY2005	3.1	(5.5)	-	(2.3)
FY2004	(5.2)	(11.0)	-	(16.3)

B. Outstanding of Non-Performing Loans

(billions of yen)

	Self assessment				
	Bankruptcy and virtually bankrupt obligors (a)	Possibly bankrupt obligors (b)	Below possibly bankrupt obligors (a)+(b)	Need caution obligors	Total (a)+(b)+(c)
Mar. 31, 2006	**0.7**	**20.7**	**21.4**	**97.9**	**119.3**
Sep. 30, 2005	2.3	28.2	30.6	159.4	190.1
Mar. 31, 2005	3.1	42.1	45.2	78.4	123.7

	Claims under the Financial Revitalization Law	
	Substandard claims (d)	Total (a)+(b)+(d)
Mar. 31, 2006	**21.1**	**42.5**
Sep. 30, 2005	15.4	46.1
Mar. 31, 2005	6.5	51.8

C. Final Disposal of Claims and New Claims

Balance of Claims

(full year comparison) *(billions of yen)*

	Claims against bankrupt and quasi-bankrupt obligors (a)	Doubtful claims (b)	Total (a)+(b)
Newly added from March 31, 2005 to March 31, 2006	**0.7**	**3.3**	**3.9**
Off balanced from March 31, 2005 to March 31, 2006	**(4.5)**	**(23.3)**	**(27.8)**
Increase (decrease) from March 31, 2005 to March 31, 2006	**(2.4)**	**(21.4)**	**(23.9)**
Mar. 31, 2006	**0.7**	**20.7**	**21.4**
Mar. 31, 2005	3.1	42.1	45.3

Note:

* The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2006 includes 0.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.
* The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2005 includes 2.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.

(second half comparison) *(billions of yen)*

	Claims against bankrupt and quasi-bankrupt obligors (a)	Doubtful claims (b)	Total (a)+(b)
Newly added from September 30, 2005 to March 31, 2006	**0.5**	**0.1**	**0.6**
Off balanced from September 30, 2005 to March 31, 2006	**(2.1)**	**(7.7)**	**(9.8)**
Increase (decrease) from September 30, 2005 to March 31, 2006	**(1.7)**	**(7.5)**	**(9.2)**
Sep. 30, 2005	**2.4**	**28.3**	**30.7**

Note:

* The balance of claims against bankrupt and quasi-bankrupt obligors as of September 30, 2005 includes 2.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.

D. Details of Arrangements to Remove Claims from the Balance Sheet

(billions of yen)

	Disposal by liquidation (A)	Disposal by obligor revitalization (B)	Disposal by improvement in conditions accompanying obligor revitalization (C)	Securitization Total (D)	Securitization Sale to RCC
FY2005	**(0.1)**	**(1.2)**	**-**	**(5.6)**	**-**
1H-FY2005	-	(0.9)	-	(0.0)	-
FY2006 forecast	-	-	-	-	-

(billions of yen)

	Write-off (E)	Other total (F)	Collection & repayment (G)	Business improvement (H)	Total (sum of A through F)
FY2005	**2.8**	**(23.7)**	**(12.9)**	**(10.7)**	**(27.8)**
1H-FY2005	(0.8)	(19.3)	(8.8)	(10.4)	(21.0)
FY2006 forecast	-	-	-	-	-

E. Financial Support for Borrowers

(billions of yen, number)

	Amount	Number of cases	Company
Debt forgiveness	-	-	
Based on private liquidation guideline	-	-	
Debt equity swap	-	-	
Underwriting of preferred shares	-	-	
Total	-	-	

F. Reserve Ratio by Obligor

	As of Mar. 31, 2006	As of Sep. 30, 2005	As of Mar. 31, 2005
(i) Legally or virtually bankrupt obligors (out of unsecured portion of claims)	100.00%	100.00%	100.00%
(ii) Possibly bankrupt obligors (out of unsecured portion of claims)	89.91%	88.55%	92.98%
(iii) Substandard obligors (out of unsecured portion of claims)	51.32%	61.67%	83.92%
(iv) Caution obligors (except for substandard obligors) (out of unsecured portion of claims)	29.99%	47.69%	30.29%
(out of total claims)	9.43%	9.19%	11.37%
(v) Normal obligors (out of total claims)	0.40%	0.43%	0.73%

G. Reserve by Discounted Cash Flow Method

Since fiscal year 2002, we have established reserves for loan losses using the DCF method to more than 90% of claims, by balance, against substandard obligors and possibly bankrupt obligors.

14. Distributable Surplus for Public Funds

(billions of yen)

	Shinsei Bank	
Unappropreated retained earnings on Mar. 31, 2006	372.7	(retained earnings except for legal reserve)
Net unrealized gain on securities available-for-sale, net of taxes on Mar. 31, 2006	2.6	
Dividends necessary in full year for preferred shares injected by public funds	3.8	

Non-Consolidated Statements of Income

(millions of yen)

	Fiscal year ended Mar. 31, 2006 (FY2005)	Fiscal year ended Mar. 31, 2005 (FY2004)	**Change**	
	a	b	**a-b**	**%**
Interest on Loans	**57,895**	58,569	(674)	(1.2)%
Interest and dividends on securities	**21,036**	15,551	5,485	35.3%
Other interest income	**3,689**	7,705	(4,016)	(52.1)%
Interest income	**82,620**	81,826	794	1.0%
Fees and commissions income	**22,065**	20,516	1,549	7.6%
Trading profits	**20,740**	22,305	(1,565)	(7.0)%
Other business income	**23,523**	10,765	12,758	118.5%
Other Ordinary Income	**48,334**	37,654	10,680	28.4%
Ordinary Income	**197,284**	173,068	24,216	14.0%
Interest on deposits, including negotiable certificates of deposit	**16,994**	13,713	3,281	23.9%
Interest on debentures	**4,720**	6,201	(1,481)	(23.9)%
Interest on other borrowings	**5,895**	8,896	(3,001)	(33.7)%
Other interest expenses	**4,787**	316	4,471	1,414.9%
Interest expenses	**32,398**	29,127	3,271	11.2%
Fees and commissions expenses	**10,659**	8,859	1,800	20.3%
Trading losses	**463**	113	350	309.7%
Other business expenses	**5,415**	4,939	476	9.6%
General and administrative expenses	**73,860**	70,088	3,772	5.4%
Other operating expenses	**13,990**	13,242	748	5.6%
Ordinary expenses	**136,787**	126,370	10,417	8.2%
Net ordinary income	**60,497**	46,697	13,800	29.6%
Special gains	**6,261**	18,737	(12,476)	(66.6)%
Special losses	**119**	575	(456)	(79.3)%
Income before income taxes	**66,639**	64,859	1,780	2.7%
Income tax (current)	**(5,991)**	(2,374)	(3,617)	(152.4)%
Income tax (deferred)	**(2,260)**	(864)	(1,396)	(161.6)%
Net income	**74,890**	68,097	6,793	10.0%
Unappropriated retained earnings brought forward	**302,595**	243,351	59,244	24.3%
Interim cash dividends	**3,947**	3,688	259	7.0%
Appropriation to legal reserve	**789**	737	52	7.1%
Unappropriated retained earnings at the end of fiscal year	**372,749**	307,022	65,727	21.4%
yen / US$	**@117.47**	**@107.39**		

Non-Consolidated Balance Sheets -- Assets

(millions of yen)

	As of Mar. 31, 2006	As of Mar. 31, 2005	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**315,282**	162,208	153,074	94.4%
Call loans	**50,000**	70,000	(20,000)	(28.6)%
Collateral related to securities borrowing transactions	**33,107**	3,744	29,363	784.3%
Other monetary claims purchased	**40,233**	108,410	(68,177)	(62.9)%
Trading assets	**173,315**	166,817	6,498	3.9%
Monetary assets held in trust	**556,448**	415,395	141,053	34.0%
Securities	**1,809,798**	1,820,753	(10,955)	(0.6)%
Loans and bills discounted	**3,961,246**	3,443,721	517,525	15.0%
Foreign exchanges	**12,140**	8,550	3,590	42.0%
Other assets	**282,669**	220,972	61,697	27.9%
Premises and equipment	**26,701**	26,499	202	0.8%
Deferred discounts on and issuance expenses for debentures	**177**	285	(108)	(37.9)%
Deferred tax assets	**27,965**	23,543	4,422	18.8%
Customers' liabilities for acceptances and guarantees	**30,985**	49,896	(18,911)	(37.9)%
Reserve for credit losses	**(111,421)**	(124,499)	13,078	10.5%
Total assets	**7,208,651**	6,396,302	812,349	12.7%
yen / US$	**@117.47**	@107.39		

Non-Consolidated-Balance Sheets

-- Liabilities and shareholders' equity

(millions of yen)

	As of Mar. 31, 2006 a	As of Mar. 31, 2005 b	Change a-b	%
<<Liabilities>>				
Deposits, including negotiable certificates of deposit	**4,158,192**	3,528,879	629,313	17.8%
Debentures	**1,021,419**	1,246,862	(225,443)	(18.1)%
Call money	**30,000**	204,295	(174,295)	(85.3)%
Trading liabilities	**129,059**	64,296	64,763	100.7%
Borrowed money	**314,789**	325,394	(10,605)	(3.3)%
Foreign exchanges	**325**	289	36	12.5%
Corporate Bonds	**447,024**	50,000	397,024	794.0%
Other liabilities	**213,567**	128,663	84,904	66.0%
Accrued employees bonuses	**10,040**	7,616	2,424	31.8%
Reserve for retirement benefits	**200**	1,010	(810)	(80.2)%
Reserve for loss on disposition of premises and equipment	**-**	153	(153)	(100.0)%
Acceptances and guarantees	**30,985**	49,896	(18,911)	(37.9)%
Total liabilities	**6,355,605**	5,607,357	748,248	13.3%
<<Shareholders' equity>>				
Capital stock	**451,296**	451,296	–	–
Capital surplus	**18,558**	18,558	–	–
Additional paid-in capital	**18,558**	18,558	–	–
Retained earnings	**380,526**	313,272	67,254	21.5%
Appropriated for Legal Reserve	**7,777**	6,249	1,528	24.5%
Unappropriated retained earnings	**372,749**	307,022	65,727	21.4%
Net income	**74,890**	68,097	6,793	10.0%
Net unrealized gain on securities available-for-sale, net of taxes	**2,670**	5,822	(3,152)	(54.1)%
Treasury stock, at cost	**(6)**	(4)	(2)	(50.0)%
Total shareholders' equity	**853,046**	788,945	64,101	8.1%
Total liabilities and shareholders' equity	**7,208,651**	6,396,302	812,349	12.7%
yen / US$	@117.47	@107.39		

SHINSEI BANK
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Acquisition Rights of Stock Options

Tokyo (Thursday, May 25, 2006) --- Shinsei Bank, Limited (the "Bank") announced that details of 13th, 14th, 15th and 16th Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on February 28, 2006 were determined today. The details are as follows:

		13th	14th	15th	16th
1	Issue date of Stock Acquisition Rights	May 25, 2006			
2	Total number of Stock Acquisition Rights to be issued	5,342 Stock Acquisition Rights	3,027 Stock Acquisition Rights	1,439 Stock Acquisition Rights	331 Stock Acquisition Rights
		Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000			
3	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	5,342,000 common shares of the Bank	3,027,000 common shares of the Bank	1,439,000 common shares of the Bank	331,000 common shares of the Bank
4	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	825,000 yen per 1 Stock Acquisition Right (825 yen per share)			
		The amount payable per share was the higher of the average of the daily closing prices of the ordinary shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days commencing on March 20, 2006 and the closing price of Shinsei Bank common shares at the Tokyo Stock Exchange on the issue date.			
5	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	4,407,150,000 Yen	2,497,275,000 Yen	1,187,175,000 Yen	273,075,000 Yen
6	Amount capitalized from issue price:	413 Yen per share			
7	Exercise Period of Stock Acquisition Rights	From June 1, 2008 to June 23, 2015	From June 1, 2006 to June 23, 2015	From June 1, 2008 to June 23, 2015	From June 1, 2006 to June 23, 2015
8	Conditions for Exercising Rights	Basically the Stock Acquisition Rights holders may exercise their rights between June 1, 2008 and May 31, 2009 with respect to only a half of the number of Stock Acquisition Rights granted to them . All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights"	Basically the Stock Acquisition Rights shall be exercised after June 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2008 and May 31, 2009 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	Basically the Stock Acquisition Rights shall be exercised after June 1, 2009 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	Basically the Stock Acquisition Rights shall be exercised after June 1, 2009 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 24, 2005
(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2005

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Thursday, May 25, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective May 25, 2006.

	New Position	Former Position
Michiyuki Okano	Statutory Executive Officer, Head of Banking Infrastructure Group, COO of Banking Infrastructure Group, Head of Retail Services Sub-Group, GM of Operations Planning and Administration Division, GM of Process Control Division and GM of Channel Management Division	Statutory Executive Officer, Head of Banking Infrastructure Group, COO of Banking Infrastructure Group, GM of Information Technology Division, Head of Retail Services Sub-Group, GM of Operations Planning and Administration Division, and GM of Process Control Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

1-8. Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Open Nihombashi Financial Center

~ The 32nd Financial Center at Nihombashi Mitsui Tower ~

Tokyo (Wednesday, May 31, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced the opening of a new branch "Nihombashi Financial Center" (Chuo-ku, Tokyo) on the fifth floor of Nihombashi Mitsui Tower on Friday June 2, 2006.

"Nihombashi Financial Center" will be open for business six days a week, including Saturday, from 11:00 a.m. to 7:00 p.m., and professional staffs will provide not only account opening services but also asset management consulting services by proposing financial products that best meet the lifestyle and needs of customers.

Nihombashi Mitsui Tower is a high-rise complex adjacent to the Mitsui Main Building, an important cultural property. A luxury hotel "Mandarin Oriental, Tokyo" is located on the upper floors of the Tower and Nihombashi Main Branch of Mitsukoshi Department Store is located nearby. Nihombashi is a high profile district for both business and shopping and the new branch is very conveniently located for workers and shoppers in Nihombashi.

Furthermore, at the space where Shinsei ATMs have been installed on the first basement floor of the Nihombashi Mitsui Tower since November 2005, new PCs for Internet Banking will be installed from June 2nd concurrently with the opening of the Financial Center and it will be renamed "Nihombashi *BankSpot*". The ATMs operate 365 days a year from 7:30 a.m. to 11:00 p.m. when the Nihombashi Mitsui Tower is open to the public.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei bank continues to strive to develop products and services which offer value and convenience to our customers.

【Shinsei Bank Nihombashi Financial Center】

Official Name:	Shinsei Bank Nihombashi Financial Center
Location:	5th floor, Nihombashi Mitsui Tower, 2-1-1 Nihombashi Muromachi, Chuo-ku, Tokyo
Opening date:	Friday, June 2, 2006
Business hours:	11:00 a.m. to 7:00 p.m. from Monday through Saturday (closed on Sunday and holidays)
Service provided:	Asset management consulting, opening accounts, and Shinsei *PowerFlex* account transactions in general

■Images of Nihombashi Financial Center





■Map of Nihombashi Financial Center and Nihombashi *BankSpot*


JR Line
To Ueno
To Kanda
Nihombashi
Nihombashi SFC(5F)
Nihombashi Annex(B1F)
Currency
To Tokyo
Chuo-dori
Nihombashi

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Launch First Emerging Market Local Currency Bond Fund

Tokyo (Wednesday, May 31, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that the Bank will offer an investment trust named Emerging Currency Bond Fund ("Fund"), monthly distribution type, starting on June 1, 2006, which will be launched by Shinsei Investment Management Co., Ltd., a wholly-owned subsidiary of Shinsei Bank. The initial offering period will be June 1 through June 29, 2006. The initial fund launch date is June 30, 2006. Shinsei Bank will continue offering the Fund after June 30, 2006.

Traditionally, most of emerging market bond funds have invested in U.S. dollar denominated emerging market fixed income. This Fund will invest primarily in local currency denominated emerging market fixed income. It will be the first publicly-offered, domestically-launched investment trust, and will function as another investment option for investors in Japan. Moreover, the Fund will be the first investment trust offered by Shinsei Investment Management to general individual investors.

Recently, the local currency denominated bond market has been growing, backed by the recovering fundamentals of emerging countries. BlueBay Asset Management Limited, based in London, in which Shinsei Bank has a 25% equity participation will be responsible for the investment in local currency denominated emerging market fixed income.
The Fund is structured to meet the needs of various customers. Long-term investors can enjoy monthly distributions due to emerging country growth opportunities, while investors with exposure to developed countries can diversify their portfolio through investment in emerging country sovereign debt and others.

Under the brand concept "Color your life," Shinsei Bank will provide value-added products and services that will enrich and add color to the customer's individual life.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attachment

Outline of Emerging Currency Bond Fund (monthly distribution type)

Asset management company	Shinsei Investment Management Co., Ltd. ("SIM")
Product type	Open-end securities investment trust /Fund of funds / Distribution re-invested
Fund name	Emerging Currency Bond Fund (monthly distribution type)
Investment policy	(1) Major investment instruments include SIM BlueBay Emerging Market Local Currency Bond Fund (Luxembourg-registered open-end dollar-denominated mutual fund, hereinafter referred to as an "Investment Fund") and SIM Short-Term Mother Fund (securities investment trust),. - SIM BlueBay Emerging Market Local Currency Bond Fund The Fund primarily invests in fixed income securities issued by government issuers or entities domiciled in an emerging market country and which are denominated in a local currency. The investment is in principle diversified based on fundamental and credit analysis from the global point of view, and its portfolio is actively managed over its benchmark. - SIM Short-Term Mother Fund The Fund primarily invests in Japanese short-term corporate and government bonds and Japanese money market instruments. (2) Investments in investment securities is maintained in a high level in principle. (3) No foreign exchange hedging is made for foreign currency denominated assets.
Investment manager of the Investment Fund	BlueBay Asset Management Limited
Benchmark of the Investment Fund	J.P. Morgan Government Bond Index Emerging Market Broad Diversified (USD, unhedged)
Accounts settlement date	23rd of the month, in principle (When the accounts settlement date falls on a holiday, it will be changed to the immediately succeeding business day) Dividends are to be made on and after the second accounts settlement date (August 23, 2006). No dividends are made on the first accounts settlement date (July 24, 2006).
Trust fee	1.155% p.a. (1.10% p.a. before tax) on the total net assets Other than the above trust fee, investment management fee (0.8% p.a.) and other management fee (up to 0.3% p.a.) are charged at the Investment Fund.
Amount to be retained in trust at redemption	0.50% on the net asset value as of the business day immediately following the redemption request date
Initial offering period	From June 1, 2006 to June 29, 2006
Fund inception date	June 30, 2006
Subsequent offering period	Effective June 30, 2006
Shinsei Bank's sales channels	Branches (Shinsei Financial Centers, and selected Shinsei *BankSpots*), Internet Banking (Shinsei *PowerDirect*) Call Center (Shinsei *PowerCall*)
Shinsei Bank application unit	At least 10,000 yen and in units of one yen
Sales fee payable to Shinsei Bank	3.15% (3.0% before tax)

Profile of BlueBay Asset Management Limited

Established in London in July 2001, BlueBay Asset Management Ltd. specializes in investments in "credit bonds" (relatively high-credit risk fixed income securities, unlike government bonds of developed countries). Shinsei Bank has a 25% equity participation in the company. BlueBay Asset Management specializes in credit bond management, while most asset management companies primarily manage equities and government bonds of developed countries.

There are three asset classes - emerging fixed income (foreign currency denominated, and local currency denominated), European high-yield fixed income, and European investment-grade fixed income. Long-only and long-short (hedge-fund type) portfolios are managed under each asset class. Taking full advantage of its research capacities, BlueBay Asset Management analyzes debt repayment capacities of issuers and aims for stable performance over the medium and long terms. Furthermore, each asset class is managed by portfolio managers with extensive experience and an excellent track record. Major investors are financial institutions, pension funds and high net worth individuals from throughout the world, including U.S., Europe and Asia.

As of the end of March 2006, it has approximately 660 billion yen in assets under management.

Profile of Shinsei Investment Management Co., Ltd.

Shinsei Investment Management, a wholly-owned subsidiary of Shinsei Bank, launched its operations on April 1, 2003 after being approved by the FSA as Investment Management and Discretionary Investment Advisory Company. Shinsei Investment Management adopts a business model as "Managers' Manager." Under this business model, Shinsei Investment Management selects the highly capable investment managers for a range of options in the world, depending on Japanese investors' needs, structures and packages the investment products in a way that best suits the investors, and appropriately reallocates them, if needed.

As of the end of March 2006, Shinsei Investment Management's assets under management in discretionary investment management and investment trust were approximately 33.3 billion yen and 56.6 billion yen respectively.



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Start Saturday Banking Services at Futakotamagawa Financial Center

Tokyo (Thursday, June 1, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective July 1, 2006, Futakotamagawa Financial Center will be available for services on Saturdays as well as weekdays. As a result, eight Financial Centers will be operative on Saturdays. Shinsei Bank will gradually expand Saturday banking services to other financial centers.

Since the launch of new retail banking services in June 2001, all Shinsei Bank branches have been available for services until 7:00 p.m. on weekdays. Furthermore, to better serve customers who are busy on weekdays, the Bank has been providing "Saturday consultation services" (asset management advisory services to meet customer needs) on an appointment basis at branches since October 2004.

Customer convenience will be further improved because the enhanced Saturday banking services will enable customers who are busy on weekdays to drop by without appointments to consult about products such as mutual funds and insurance, and also do transactions at branches, including yen and foreign currency deposits.

Effective July 3, 2006, Futakotamagawa Financial Center will change its weekday operating hours to start from 11:00 a.m. and end at 7:00 p.m.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

Saturday Banking Service (as of July 1, 2006)

Branch	Operating hours	Services on Saturdays
Futakotamagawa Financial Center[1]	10:00 a.m. – 5:00 p.m.	Consultation services, transactions including deposits, etc.[4]
Yokohama Financial Center[1]		
Shinjuku Financial Center[1]		
Ikebukuro Financial Center[1]		
Ginza Financial Center[1]	11:00a.m. – 7 :00p.m.	
Nihombashi Financial Center[1]		
Omotesando Hills Financial Center[2]		
LaLaport Financial Center[3]	10:00 a.m. – 8:00 p.m.	

1. Closed if a national holiday falls on a Saturday.
2. 365 days a year, from 11:00 a.m. to 7:00 p.m.
3. Everyday, from 10:00 a.m. to 8:00 p.m., except for New Year's Day.
4. Some types of services, such as withdrawals/deposits, remittances and money-changing, are not provided.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement Regarding the Result of Purchase of Bank's Common Shares

Tokyo (Thursday, June 1, 2006) --- Shinsei Bank, Limited (the "Bank") announced the result of purchase of the Bank's common shares, pursuant to Article 81 of Law concerning Amendment of Related Laws due to Enforcement of the Corporation Act and Article 210 of the Commercial Code, as follows:

(1) Type of shares purchased:	Common Shares
(2) Purchase period:	From May 23, 2006 to May 31, 2006
(3) Number of shares purchased:	950,000 shares
(4) Total cost of purchase:	708,596,000 yen
(5) Method of purchase:	Purchase in the auction market at the Tokyo Stock Exchange

Note: In addition to the above, 2,712,000 shares of treasury shares (total cost: 2,020,040,000 yen) have been agreed to purchase on and from May 29, 2006 through May 31, 2006 but not settled yet as of May 31, 2006.

Reference:

1. Bank's shares purchase authorized at the 5th Annual General Meeting of Shareholders held on June 24, 2005:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	25,000,000 shares as an upper limit
(3) Total cost of purchase:	17,500,000,000 yen as an upper limit

2. Total Bank's shares purchased after the date of authorization at the 5th Annual General Meeting of Shareholders on June 24, 2005 (excluding the shares mentioned in the Note above):

(1) Number of shares purchased:	1,000,000 shares
(2) Total cost of purchase:	748,596,000 yen

3. Total number of common shares issued as of May 31, 2006:

1,358,537,606 shares

(Including 11,403 shares of treasury shares purchased as less-than-one-unit shares.)

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Issues Statement Regarding Media Report in Taiwan

Tokyo (Monday, June 5, 2006) - Shinsei Bank, Limited ("Shinsei Bank") today issued the following statement in response to media reports in Taiwan.

"It has been reported by certain media in Taiwan that Shinsei Bank is in talks to acquire a stake for a certain bank in Taiwan. We confirm that nothing has been discussed in this regard. As we announced on May 10, 2006, we reached an agreement for a strategic alliance with Jih Sun Financial Holding Co., Ltd. ("Jih Sun"), a Taiwanese financial holding company, and Jih Sun is at present the only partnership into which we are making a strategic investment in Taiwan."





June 7, 2006
Shinsei Bank, Limited
AXA Life Insurance Co., Ltd.

Shinsei Bank to Launch AXA Life U.S. Dollar-denominated VA

- First bank to provide foreign-currency-denominated VA in Japan -

On June 8, 2006, Shinsei Bank, Limited (Head Office: Chiyoda-ku, Tokyo; President and CEO: Thierry Porté) will start selling "Power Accumulator (Growth Plan)" [1], a U.S. dollar-denominated variable annuity that has been developed by AXA Life Insurance Co., Ltd. (Head Office: Minato-ku, Tokyo; President: Paul Sampson), through Shinsei branches.
This is Japan's first foreign-currency-denominated variable annuity to be sold through bancassurance.

The main features of "Power Accumulator (Growth Plan)" are as follows.

- A separate account fund with a stock allocation ratio set at a maximum of 80% is available to pursue proactive asset formation on a U.S. dollar-denominated basis.
- With the recovery function (guarantee of account value), 110% of the single premium is guaranteed after an elapsed period of ten years; thereafter, a guaranteed rate that increases every five years until the elapsed period reaches 30 years is provided.

This is an investment-type annuity product that enables customers to pursue increased funds for annuities while limiting investment risk. Such features respond to the needs of customers pursuing increased assets, who are willing to invest actively in their future plans.

The need for individual annuity products is expected to grow rapidly, especially in the variable annuity market. "Power Accumulator (Growth Plan)" is a unique product that has been customized by AXA Life for the Japanese market by utilizing AXA Group's know-how in the development of variable annuity insurance, which has recorded a strong performance in the U.S.
Shinsei Bank plans to strengthen its solution-based consulting services by enhancing the lineup of annuities and other products to meet the diversified needs of customers. The bank aims to bring the reality of a lifestyle abundant with color to customers through the branding concept "Color your life."
AXA Life, as a solution provider in the financial protection, will continue to respond to customers' diversifying needs through product development.

1. Official name: "Variable Annuity (US dollar-denominated) with Guaranteed Minimum Accumulated Benefit and Guaranteed Minimum Death Benefit (Return of Premium)"

See attachment for details.

<Attachment>

Main Features of "Power Accumulator (Growth Plan)":

- **Asset management utilizing AXA's experience and expertise acquired in the U.S.**
  Three options for separate accounts (funds) are available depending on the management style:
  AXA Allocation Fund 80: pursue dynamic investment management by allocating 80% to shares.
  AXA Allocation Fund 50: pursue well-balanced management by investing 50% in U.S. shares and 50% in U.S. bonds.
  AXA Allocation Fund 20: pursue risk-limited management by investing 20% in U.S. shares and 80% in U.S. bonds.

  AXA Life will set up the special account and AXA Equitable[1] will be the investment manager. AXA Equitable will invest in multi-manager funds that select and administer sub-management investment companies that are strong in each asset class.

- **Guaranteed account value that increases with time (recovery function)**
  The reserve fund after 10 years is guaranteed at a minimum of 110% of the single premium on a U.S. dollar basis, irrespective of management performance. Furthermore, when the policy is continued, the guaranteed account value will increase every five years (recovery function).

Elapsed period	Guaranteed minimum rate of account value (against basic sum-insured (initial premium))
• 10 years from contract date	110%
• 15 years from contract date	115%
• 20 years from contract date	120%
• 25 years from contract date	125%
• 30 years from contract date	130%

- **Options for receiving benefits to suit lifestyle**
  After 10 years from the contract date, policyholders can choose from the following options. (The investment management period can be shortened by changing the annuity payment start date.)

  1. Continue the policy
  2. Annuity certain (annuity payment period of 5, 10, 15 or 20 years)
  3. Whole life annuity with guaranteed installment
  4. Lump-sum payment

  In addition, a death benefit will be paid in the event of the insured person's death. At the age of 90, the policy can also be transferred to a whole life death benefit instead of annuity or lump-sum payment.

<Product Outline>

Insurance age (of insured):	**Age 0 through 80**
Annuity payment starting age:	**Age 90**
Premium payment:	**Single payment**
Investment period:	**Over 10 years, under 90 years**
Minimum premium:	**US$ 30,000**

1. AXA Equitable (AXA Equitable Life Insurance Co., Ltd.), a wholly-owned subsidiary of AXA Financial, is a major life insurance company in the U.S. that was established in 1859 in New York State. AXA Financial, a member company of AXA Group, was ranked third in the U.S. variable annuity insurance market in 2004 (Reference: VARDS Report).

Shinsei Bank

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking.

The Bank has total assets of USD 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders.

The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

About AXA Life

AXA Life Insurance Co., Ltd. is a member of the AXA Group, one of the world's largest insurance and financial groups. Standard & Poors' insurance financial strength rating for AXA Life Insurance Co., Ltd. is AA-. For more information, visit www.axa.com.

About AXA Group

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depositary Share is also listed on the NYSE under the ticker symbol AXA. For more information, visit www.axa.com.


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Start Saturday Banking Services at Financial Centers in the Kansai Area

Tokyo (Friday, June 16, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective July 1, 2006, Umeda Financial Center (located in Kita-ku, Osaka City) and Namba Financial Center (located in Chuo-ku, Osaka City) will be available for services on Saturdays as well as weekdays. As a result, ten Shinsei Financial Centers will provide services on Saturdays. Shinsei Bank will gradually expand Saturday banking services to other Financial Centers, including those located in the Kansai Area.

Since the launch of new retail banking services in June 2001, all Shinsei Bank outlets including Financial Centers and *Bankspots* have been available for services until 7:00 p.m. on weekdays. Furthermore, to better serve customers who are busy on weekdays, the Bank has been providing "Saturday consultation services" (asset management advisory services to meet customer needs on an appointment basis at branches) since October 2004.

Customer convenience will be further improved because the enhanced Saturday banking services will enable customers who are busy on weekdays to drop by without appointments to consult about products such as mutual funds and insurance, and also do transactions at branches, including yen and foreign currency deposits.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Start of Non-JPY Cross Currencies Transactions Via Internet Banking

Tokyo (Tuesday, June 20, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective June 20, 2006, it is offering direct non-JPY cross currency exchange transactions through its Internet banking service (Shinsei *PowerDirect*) for its foreign currency savings deposit customers. This will allow account-holders to convert funds directly from one foreign currency to another without a conversion to JPY. Among the eight currencies available for foreign currency deposits offered by the Bank, six currencies (USD, EUR, CAD, GBP, AUD and NZD), excluding SGD and HKD are available for this service.

Shinsei Bank's Internet banking service (Shinsei *PowerDirect*) enables customers to conduct foreign currency transactions in a timely manner 24 hours a day, seven days a week, at exchange rates that change with market exchange rate fluctuations. Given the widespread use of foreign currency investment as a part of asset management, Shinsei Bank believes that foreign currency to foreign currency direct exchange transactions, which do not have to be turned into Japanese yen, will improve convenience for foreign currency investments.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

* Please see attachment for exchange fee details.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attachment

Exchange Fees for Shinsei Bank's Comprehensive "*PowerFlex*" Account

(Effective from June 20, 2006)

● Exchanges of "Japanese yen to foreign currency" and "foreign currency to Japanese yen"

Currency	Exchange fee per transaction (buy or sell)
1 USD	1 yen
1 EUR	1 yen
1 CAD	1 yen
1 GBP	2 yen
1 AUD	1 yen
1 NZD	1 yen
1 HKD	0.5 yen
1 SGD	1 yen

● In lieu of the fees listed in the table above, the following fees apply when switching a currency eligible for foreign currency transactions to another currency eligible for foreign currency transactions for foreign currency savings deposits or when changing from one foreign currency to another in *PowerSupportPlus* foreign currency time deposits ("petty cash type foreign currency time deposits").

Currency pair		Exchange fee per transaction	
EUR	GBP	1 EUR	0.01 GBP
EUR	AUD	1 EUR	0.02 AUD
EUR	NZD	1 EUR	0.02 NZD
EUR	USD	1 EUR	0.01 USD
EUR	CAD	1 EUR	0.02 CAD
GBP	AUD	1 GBP	0.02 AUD
GBP	NZD	1 GBP	0.02 NZD
GBP	USD	1 GBP	0.02 USD
GBP	CAD	1 GBP	0.02 CAD
AUD	NZD	1 AUD	0.01 NZD
AUD	USD	1 AUD	0.01 USD
AUD	CAD	1 AUD	0.01 CAD
NZD	USD	1 NZD	0.01 USD
NZD	CAD	1 NZD	0.01 CAD
USD	CAD	1 USD	0.01 CAD

* Fees different from the above may apply, depending on foreign exchange market trends and other factors.



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company name: Shinsei Bank, Limited
Name of representative:Thierry Porté
President and CEO
(Code: 8303 TSE First Section)

Announcement Regarding Purchase of Bank's Common Shares

Tokyo (Tuesday, June 27, 2006) --- Shinsei Bank, Limited (the "Bank") announced that pursuant to Article 156 of the Corporation Act, the 6th annual general meeting of shareholders (the "Annual Shareholders' Meeting") held on June 27, 2006 has authorized the Bank to purchase up to 30 million shares of the Bank's common share, as follows:

(1) Type of shares to be purchased:	Common shares
(2) Number of shares to be purchased:	30,000,000 shares as an upper limit
(3) Total cost of purchase:	30,000,000,000 yen as an upper limit
(4) Available period for purchase:	1 year from the closing of the 6th Annual Shareholders' Meeting held on June 27, 2006

Reference:

Total number of common shares issued as of May 31, 2006:
1,358,537,606 shares
(including 1,011,403 shares of treasury shares)

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement Regarding the Result of Purchase of Bank's Common Shares

Tokyo (Tuesday, June 27, 2006) --- Shinsei Bank, Limited (the "Bank") announced the result of purchase of the Bank's common shares, pursuant to Article 81 of Law concerning Amendment of Related Laws due to Enforcement of the Corporation Act and Article 210 of the Commercial Code, as per Item I.

The Bank also announced the expiration of the purchase period of the Bank's share purchase authorized at the 5th annual general meeting of shareholders (Annual Shareholders' Meeting) held on June 24, 2005 as per Item II.

I. Purchase of the Bank's common shares

(1) Type of shares purchased: Common shares

(2) Purchase period: From June 1, 2006 to the closing of the 6th Annual Shareholders' Meeting held on June 27, 2006.

(3) Number of shares purchased: 5,154,000 shares

(4) Total cost of purchase: 3,795,488,000 yen

(5) Method for purchase: Purchase in the market at the Tokyo Stock Exchange

II. The expiration of the purchase period of the Bank's share purchase authorized at the 5th Annual Shareholders' Meeting held on June 24, 2005

(The result of purchase of Bank's share during authorized purchase period)

(1) Type of shares purchased: Common shares

(2) Purchase period: From the closing of the 5th Annual Shareholders' Meeting held on June 24, 2005 to the closing of the 6th Annual Shareholders' Meeting held on June 27, 2006.

(3) Number of shares purchased: 6,154,000 shares

(4) Total cost of purchase: 4,544,084,000 yen

Bank's shares purchase authorized at the 5th Annual Shareholders' Meeting held on June 24, 2005 is as follows:

(1) Type of shares to be purchased:	Common shares
(2) Purchase period:	From the closing of the 5th Annual Shareholders' Meeting held on June 24, 2005 to the closing of the immediately following Annual Shareholders' Meeting
(3) Number of shares to be purchased:	25,000,000 shares as an upper limit
(4) Total cost of purchase:	17,500,000,000 yen as an upper limit

Reference:

Total number of common shares issued as of May 31, 2006:

1,358,537,606 shares

(including 1,011,403 shares of treasury shares)

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Outline of the committees; Nomination, Audit and Compensation Committee

Tokyo (Tuesday, June 27, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that the Board of Directors decided the member of the committees as of June 27, 2006 at the first meeting held after the Annual General Meeting of Shareholders.

Nomination Committee

Composition: 6 members (5 of those are Outside Directors)
Chairman: Minoru Makihara *
Members: Michael J. Boskin *
Timothy C. Collins *
J. Christopher Flowers *
Lucio A. Noto *
Thierry Porté

Audit Committee

Composition: 4 members (all Outside Directors)
Chairman: Hiroyuki Takahashi *
Members: Shigeru Kani *
Yasuharu Nagashima *
Nobuaki Ogawa *

Compensation Committee

Composition: 6 members (all Outside Directors)
Chairman: J. Christopher Flowers *
Members: Emilio Botín *
Timothy C. Collins *
Fred H. Langhammer *
Minoru Makihara *
John S. Wadsworth, Jr. *

* Outside Directors

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.



For Immediate Release

1-8. Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Changes of Directors and Executive Officers

Tokyo (Tuesday, June 27, 2006) – Shinsei Bank, Limited ("Shinsei Bank") announced the changes of Directors and Executive Officers as follows.

Newly Appointed Directors

	New Positions	Other or Former Positions
Thierry Porté	Director	Representative Statutory Executive Officer, President, CEO, Shinsei Bank, Limited
Junji Sugiyama	Director	Representative Statutory Executive Officer, Chairman, Shinsei Bank, Limited
Michael J. Boskin	Director	Professor, Stanford University
Emilio Botín	Director	Chairman, Grupo Santander
Timothy C. Collins	Director	CEO, Ripplewood Holdings, LLC
J. Christopher Flowers	Director	Chairman, J.C. Flowers & Co., LLC
Shigeru Kani	Director	Former Director, Administration Department, The Bank of Japan, Professor, Yokohama College of Commerce
Fred H. Langhammer	Director	Chairman, Global Affairs, The Estée Lauder Companies, Inc.
Minoru Makihara	Director	Senior Corporate Advisor, Mitsubishi Corporation
Yasuharu Nagashima	Director	Lawyer
Lucio A. Noto	Director	Former Vice Chairman, Exxon Mobil Corporation
Nobuaki Ogawa	Director	Lawyer
Hiroyuki Takahashi	Director	Former Director, Japan Corporate Auditors Association
John S. Wadsworth, Jr.	Director	Advisory Director, Morgan Stanley
Teruaki Yamamoto	Director	President, APLUS Co., Ltd.

Retiring Directors

Akira Aoki
Takashi Imai
Masamoto Yashiro

(Note) Takashi Imai and Masamoto Yashiro became Shinsei Bank Senior Advisors as of June 27, 2006.

Representative Statutory Executive Officers / Statutory Executive Officers

Thierry Porté	Representative Statutory Executive Officer, President, Chief Executive Officer
Junji Sugiyama	Representative Statutory Executive Officer, Chairman
Clark Graninger	Executive Vice President, Head of Institutional Banking Group, GM of IB Business Division
Dhananjaya Dvivedi	Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group
Rahul Gupta	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group, GM of Capital Markets Product Control Division
Satoru Katayama	Senior Managing Executive Officer, Head of Retail Banking Group
Masazumi Kato	Senior Managing Executive Officer, Head of Financial Institutions and Capital Markets Sub-Group
Junzo Tomii	Senior Managing Executive Officer, Head of Corporate Banking Business Sub-Group
Kazumi Kojima	Managing Executive Office, Head of Corporate Affairs Group, GM of Corporate Communications Division, Head of Social and Cultural Contribution Promotion Department
Kazuya Fujimoto	Statutory Executive Officer, Head of Public Sector Finance Sub-Group
Norio Funayama	Statutory Executive Officer, GM of Corporate Strategy Division
Michimasa Honda	Statutory Executive Officer, GM of Financial Institutions Business Division III
Michiyuki Okano	Statutory Executive Officer, Chief Operating Officer of Banking Infrastructure Group, Head of Retail Services Sub-Group, GM of Operations Planning and Administration Division, GM of Process Control Division, GM of Channel Management Division
Yoshikazu Sato	Statutory Executive Officer, GM of Information Technology Division, Head of Retail Services Sub-Group
Takashi Tsuchiya	Statutory Executive Officer, GM of Osaka Branch, GM (Special Assignment) of Corporate Banking Business Sub-Group

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Waive Exchange Fees on Foreign Currency Deposits for Limited Time

Tokyo (Wednesday, June 28, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, from July 3, 2006 to September 30, 2006, the Bank will waive exchange fees when exchanging Japanese yen to open foreign currency deposits within *PowerFlex* account. All of the eight foreign currencies handled by Shinsei Bank (USD, EUR, CAD, GBP, AUD, NZD, HKD and SGD) will be subject to this fee waiver. This free-of-charge service will be available via all channels, i.e. branches, Internet banking (Shinsei *PowerDirect*) and call center (Shinsei *PowerCall*). During this waiver period, customers can invest in foreign currencies under favorable terms and conditions.

Exchange fee waiver for opening foreign currency deposits

Waiver period: From Monday, July 3, 2006 to Saturday, September 30, 2006

Channels: Shinsei Bank branches, Internet banking (Shinsei *PowerDirect*), call center (Shinsei *PowerCall*)

Details: During the waiver period, exchange fees for exchanging yen into a foreign currency to open a foreign currency deposit will be waived.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.



SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Changes of Executive Officers

Tokyo (Thursday, June 29, 2006) – Shinsei Bank, Limited ("Shinsei Bank") announced the changes of Executive Officers as follows.

Representative Statutory Executive Officers / Statutory Executive Officers

Clark Graninger	Executive Vice President, Head and Chief Executive of Institutional Banking Group, GM of IB Business Division	Executive Vice President, Head of Institutional Banking Group, GM of IB Business Division
Dhananjaya Dvivedi	Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group, Head of Control Sub-Group, GM of Operations Planning and Administration Division	Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group
Rahul Gupta	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group, GM of Capital Markets Product Control Division
Masazumi Kato	Senior Managing Executive Officer, Head of Institutional Banking Group (in charge of Financial Institutions and Public Sector), Head of Financial Institutions Business Sub-Group	Senior Managing Executive Officer, Head of Financial Institutions and Capital Markets Sub-Group
Junzo Tomii	Senior Managing Executive Officer, Head of Institutional Banking Group (in charge of corporate clients)	Senior Managing Executive Officer, Head of Corporate Banking Business Sub-Group
Kazumi Kojima	Managing Executive Officer, Head of Corporate Affairs Group	Managing Executive Officer, Head of Corporate Affairs Group, GM of Corporate Communications Division, Head of Social and Cultural Contribution Promotion Department
Michimasa Honda	Statutory Executive Officer, GM of Financial Institutions Business and Public Sector Finance Division	Statutory Executive Officer, GM of Financial Institutions Business Division III

Michiyuki Okano	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM of Retail Services Division, GM of Process Control Division, GM of Channel Management Division	Statutory Executive Officer, Chief Operating Officer of Banking Infrastructure Group, Head of Retail Services Sub-Group, GM of Operations Planning and Administration Division, GM of Process Control Division, GM of Channel Management Division
Yoshikazu Sato	Statutory Executive Officer, Head of Technology Sub-Group, GM of Information Technology Division, GM of Technology Support Division, Head of Retail Services Sub-Group	Statutory Executive Officer, GM of Information Technology Division, Head of Retail Services Sub-Group

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Thursday, June 29, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

(A) Institutional Banking Group

(1) To continue to achieve further growth and accomplish our goals going forward the Institutional Banking Group ("IBG"), IBG shall be reorganized as follows.

(i) A Senior Management Team consisting of multiple Heads of IBG shall be established. These Group Heads will work actively together in the overall management of the Group and each Group Head will also have individual business and management responsibilities.

(ii) Three new committees shall be established; the IBG Executive Committee where important matters such as IBG's strategy, plans, budget, human resources issues, etc. shall be discussed and resolved, the IBG Client Committee where coordination of execution for transactions and so forth shall be monitored, and the IBG Subsidiary Oversight Committee where subsidiaries of the Group will be discussed and overseen.

(2) In line with the above framework, the following organizational changes shall be implemented.

(i) Organizations that currently take charge of advisory business for M&A or alliances in the Corporate Banking Business Sub-Group ("CBBSG") i.e. the International Corporate Banking Team, the Corporate Business Unit V and the Corporate Advisory Division, shall be moved into a new Advisory Sub-Group and accordingly the Corporate Business Unit V shall be abolished.

(ii) Asset Management Division shall be removed from CBBSG and shall report directly to the Group Heads.

(iii) The Capital Markets Division shall be removed from the Financial Institutions and the Capital Market Sub-Group ("FICMSG") and shall report directly to the Group Heads. FICMSG shall change its name to the Financial Institutions Business Sub-Group ("FIBSG").

(iv) Aiming at business promotion for the public sector corporations, the Financial Institutions Business Division III and the Osaka Financial Institutions Business Division in FIBSG shall be renamed to the Financial Institutions Business and the Public Sector Finance Division ("FIPD") and the Osaka Financial Institutions Business and the Public Sector Finance Division ("OFPD") respectively, and both of them shall report to both FIBSG and the Public Sector Finance Sub-Group ("PSFSG").

(v) The Corporate Business Unit IV shall be renamed the Business Development Unit.

B. Finance Group

(1) The IR function shall be transferred from Corporate Communications Division in the Corporate Affairs Group and the Investor Relations Division shall be established.

(2) The Office of CFO shall be established.

(3) The Regulatory Accounting Division shall be renamed the Regulatory Accounting and Tax Division.

(4) The Capital Markets Product Control Division shall be renamed the Capital Markets and Treasury Product Control Division ("CMTPCD") to better reflect its responsibilities and coverage.

C. Banking Infrastructure Group

To conduct and manage the operation of the Group more effectively, Sub-Group system shall be introduced in the Group. Each Division in the Group shall be reorganized into three newly established Sub-Groups by function, i.e. Control Sub-Group ("CSG"), Technology Sub-Group ("TSG") and Operations Sub-Group ("OSG").

Divisions which each Sub-Group consists of are as follows.

CSG: Operations Planning and Administrations Division

TSG: Information Technology Division, Technology Support Division

OSG: Operations Services Division (Grand Cayman Br.), Operation Support Division

2. Effective Date

July 1, 2006

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

For further information, please contact:
Yasuhiro Fujiki or Akihiko Kayaoka
Corporate Communications Division
Shinsei Bank, Limited (www.shinseibank.com)
Tel: (+81)-3-5511-5013
Fax: (+81)-3-5511-5505


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Offer No-Sales-Fee Investment Trusts for a Limited Time

Tokyo (Thursday, June 29, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, from July 3 to September 30(*) the Bank will reimburse sales fees for 11 designated investment trusts offered via the comprehensive *PowerFlex* account. Eligible funds include "Kokusai Global Sovereign Open (Monthly Dividend Distribution Type)" and "Index Fund 225."

This service will be available at branches and via the Internet Banking (Shinsei *PowerDirect*). During this service period, customers can invest in investment trusts under favorable terms and conditions. The 11 investment trusts are selected on a well-balanced basis from domestic and global bonds, equities and REITs as a very basic lineup including for those customers new to investing in investment trusts.

[Investment Trusts No-Sales-Fee Service]

Period:	From Monday, July 3 to Saturday, September 30, 2006 * Application at branches is available until Friday, September 29
Channel:	Shinsei Bank branches and Internet banking (Shinsei *PowerDirect*)
Details:	During this period, sales fees for investment trusts will be reimbursed at a later date.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

* Please see the attachment for eligible investment trusts.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attachment

Funds Eligible for "Investment Trusts No-Sales-Fee Services"

Product Name	Category
Kokusai Global Sovereign Open (Monthly Dividend Distribution Type)	Bond Global
Index Fund 225	Equity Domestic
225 Index Fund 225	Equity Domestic
DKA Inflation-indexed Government Bond Fund (Commonly known as "*Mirai-yosou*")	Bond Domestic
MSCI Kokusai Portfolio	Equity Global
Daiwa J-REIT Open	REIT Domestic
Fidelity US REIT Fund A	REIT Global
Fidelity US REIT Fund B	REIT Global
Deutsche LIFE PLAN 30	Balance
Deutsche LIFE PLAN 50	Balance
Deutsche LIFE PLAN 70	Balance

Note: The "MSCI Kokusai Portfolio" and "Daiwa J-REIT Open" funds are only offered via Shinsei *PowerDirect* Internet banking.

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Completion of the Assignment of Shinsei Sales Finance Stocks

Tokyo (Monday, April 3, 2006) --- As Shinsei Bank, Limited ("Shinsei Bank") announced on November 29, 2005, upon signing a letter of understanding with APLUS Co., Ltd. ("APLUS", a subsidiary of Shinsei Bank) regarding the assignment of the entire shares of Shinsei Sales Finance Co., Ltd. ("Shinsei Sales Finance", wholly owned subsidiary of Shinsei Bank), the Bank concluded the stock purchase and sale agreement on April 1, 2006.
The settlement will be made as soon as the results of Shinsei Sales Finance for the business year ending in March 2006 is determined.

1. Reason for the conclusion of the agreement
   APLUS actively conducts business development focusing on shopping credit business as Shinsei Bank's core consumer and commercial finance group company, and leads efforts in expanding the corporate value of Shinsei Bank Group.
   Shinsei Bank believes that it is appropriate to make Shinsei Sales Finance a subsidiary of APLUS in order to improve efficiency of this retail shopping credit business, which is one of the main consumer and commercial finance businesses of Shinsei Bank Group.

2. Overview of Shinsei Sales Finance
   Please refer to the attached table.

3. Shareholding status before and after the assignment

(1)Number of shares held by Shinsei Bank before assignment:	60,200 shares
(2)Number of shares to be transferred to APLUS:	60,200 shares
(3)Number of shares held by Shinsei Bank after the assignment:	0 share

   The transfer price will be determined based on the book value net asset price as of the end of March 2006.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at *http://www.shinseibank.com/english/index.html.*

【Overview of Shinsei Sales Finance】

Company Name	Shinsei Sales Finance Co., Ltd.
Representative	President and Representative Director, Masahiro Hirai
Address	1-8, Uchisaiwaicho, 2-Chome, Chiyoda-ku, Tokyo 100-8501
Establishment	August 1986 (As Teijin Finance Limited)
Capitalization	350 million yen
Shareholder	Shinsei Bank, Limited (100%)
Operating Revenue	2,808 million yen (Fiscal year ended March 2005)
Operating Loss	1,172 million yen (Fiscal year ended March 2005)
Gross Assets	39,387 million yen (March 2005)
Main Business	Shopping credit


SHINSEI BANK

winterthur

April 4, 2006
Shinsei Bank, Limited
Winterthur Swiss Life Insurance Co., Ltd.

Shinsei Bank to Begin Offering First Japanese Online Annuity Developed by Winterthur Swiss Life Insurance

On April 5, 2006, Shinsei Bank, Limited (Head Office: Chiyoda-ku, Tokyo, President and CEO: Thierry Porté, hereinafter "Shinsei Bank") is to start selling *Shinsei PowerDirect Nenkin (Annuity)* as an agency of Winterthur Swiss Life Insurance Co., Ltd. (Head Office: Shinjuku-ku, Tokyo, President and CEO: Ulrich Blanken, hereinafter "Winterthur Swiss Life Insurance"). *Shinsei PowerDirect Nenkin* (underwriting insurance company: Winterthur Swiss Life Insurance) is the first Japanese investment-type annuity (individual variable annuity) which can be applied by Internet.

Shinsei PowerDirect Nenkin developed by Winterthur Swiss Life Insurance can be applied by Shinsei *PowerDirect* Internet banking services. The application process is completed through the Internet and mail without meeting face-to-face. Notwithstanding the recent rapid increase in Internet trading of investment-type financial products, such as equities and investment trusts, this is the first Japanese investment-type annuity offered via the Internet. Shinsei Bank already provides various products and services using Shinsei *PowerDirect*, such as yen deposits, foreign currency deposits, investment trusts and equities (securities brokerage). Adding investment-type annuity into the lineup will enable customers to choose from a wider variety of financial products.

In order to provide asset building opportunities to more customers, *Shinsei PowerDirect Nenkin* has reduced the minimum initial insurance premium to be paid at agreement as much as possible and also enabled additional monthly reserves. Moreover, this product will meet flexible investment needs through an attractive special accounts [funds] lineup and a free-of-charge switching function within prescribed time limits every year. Customers can now apply for investment-type annuity insurance, which previously had only been sold over the counter, via the Internet as well. Therefore, this service is expected to be used by a wide range of customers, specially those in their thirties and forties who are beginning to build their assets.

Under the brand concept "Color your life," Shinsei Bank endeavors to enrich and enliven customers' lives by offering convenient and high-value-added products and services. Shinsei Bank will continue to provide products and services meeting customers' needs.

Winterthur Swiss Life Insurance is a member company of the Credit Suisse Group – one of the world's major financial groups – and a Japanese company of the Winterthur Group – the largest insurance company in Switzerland. Under the corporate concept "Next to life, next to you," the company will provide high-quality Swiss services.

■ Screen shot of Shinsei *PowerDirect*



In commemoration of new sales of *Shinsei PowerDirect Nenkin*, Shinsei Bank and Winterthur Swiss Life Insurance will carry out a campaign targeting people who test out *Shinsei PowerDirect Nenkin* simulator on the Shinsei Website. "Veuve Clicquot Piccolo Set Romantic (quarter bottle of champagne & a pair of glasses)" will be presented by lottery. Anyone 20 to 78 years old can test out this product. Please refer to the Shinsei Website for details.

* For product outline of *Shinsei PowerDirect Nenkin*, please refer to the Attachment.

【Attachment】 Product Outline

1. **Application Process**
   The application process is as follows:



Log in to Shinsei *PowerDirect*
Confirm and agree to the Agreement Outline/Specifically Important Information (Special Attention Information)
Choose the Application Plan
Finalize the Application Plan
Sign and return the "Confirmation Letter"
(Sign the confirmation letter mailed by Shinsei Bank and send it to Winterthur Swiss Life Insurance)
Confirm/Modify the application plan via Shinsei *PowerDirect*
Print out the Application Plan and retain the Agreement Outline/Specifically Important Information (Special Attention Information)/Guide to Agreement /Agreement/Guide to Special Accounts, etc.
Remit the insurance premium via Shinsei *PowerDirect*
Application process completed.

2. System and Features

System chart



Reserves (favorable investment)
Initial agreement expenses
(5% of initial insurance premium)
Reserves(sluggish investment)
Initial insurance premium
Amt counted as special accounts
Basic insurance
Death benefit
Accidental death benefit
20% of basic insurance
Annuity funds
Annuity
Favorable investment
Sluggish investment
Agreement
Grace (investment) period
Start of annuity payments

◇ Until the day before starting annuity payments, the reserve amount changes (increases or decreases) based on results of investment in assets subject to special accounts, and the future annuity amount, death benefit and cash surrender value, etc. change (increase or decrease) based on the reserve amount.

◇ The basic insurance amount will be grananteed as the minimum for death grant before starting annuity payments

◇ The future annuity amount is determined based on the reserve amount as of the day before starting annuity payments and the rate prescribed by Winterthur Swiss Life Insurance as of the start of annuity payments. This annuity amount is undetermined at purchase and a minimum annuity amount is not guaranteed.

◇ A minimum cash surrender value is not guaranteed.

<u>Main features of *Shinsei PowerDirect Annuity Insurance*</u>

- **You can freely select any of nine special accounts [funds]. Free-of-charge switching is also an attraction.**
  Nine attractive special accounts [funds] to be invested in popular investment trusts, such as Japanese or Chinese equities and global sovereign fixed income, are lined up. You can freely establish your own portfolio and select "passive" or "active" model type. Moreover, you can use the free-of-charge switching service up to12 times a year.

- **You can use this service with an initial insurance premium as small as 500,000 yen. An additional monthly reserve plan can start with an amount as small as 10,000 yen per month.**
  Customers 20 to 78 years old can start using this service with an initial insurance premium as small as 500,000 yen. Moreover, an additional reserve plan using account transfer can be established with an amount as small as 10,000 yen per month. Furthermore, purchases can be increased by amounts as small as 10,000 yen.

- **You can make an application 24 hours a day, 365 days a year and make subsequent transactions via the Internet.**
  You can make an application 24 hours a day, 365 days a year via Shinsei *PowerDirect* Internet banking services*. Moreover, transactions such as agreement inquiries and switching are accepted on the Website of Winterthur Swiss Life Insurance.
  * A *PowerFlex* account must be opened in advance.

3. Special Accounts [Funds] Lineup

Special accounts	Main investment trusts subject to investment	Investment management company
Japanese growth equities (PD)	Fidelity/Japanese growth equities/fund VA 3	Fidelity Investments Japan
Japanese over-the-counter/ small equities (PD)	INVESCO over-the-counter/growth equities open VA 1	INVESCO Asset Management (Japan) Limited
Japanese equities index (PD)	Index fund 225 VA	Nikko Asset Management Co., Ltd.
Foreign equities index (PD)	Morgan Stanley MSCI *Kokusai* index fund I	Morgan Stanley Asset & Investment Trust Management Co., Limited
Emerging equities (PD)	HSBC China fund VA II	HSBC Investments (Japan) K.K.
Japanese fixed income (PD)	DKA inflation-indexed JGB fund VA	Dai-Ichi Kangyo Asset Management Co., Ltd.
Global fixed income (PD)	Global sovereign open VA	Kokusai Asset Management Co., Ltd.
Foreign high-yield fixed income (PD)	High-yield corporate bond open VA	Nomura Asset Management Co., Ltd.
Money pool (PD)	Fidelity money pool VA	Fidelity Investments Japan

******

Shinsei Bank

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.

Winterthur Swiss Life

Winterthur Swiss Life Insurance Co., Ltd. is a member of Winterthur Group, the insurance arm of Credit Suisse Group. With the new concept of "asset building through life insurance", Winterthur Swiss Life offers life insurance as an active asset-building tool to help achieve an affluent lifestyle, whilst also providing protection against unexpected incidents. Founded in 1986, the company had premium income of JPY 62 billion for the year to 31 March 2005, and total assets of JPY 219 billion at that date.

Winterthur Group

Winterthur Group is a leading Swiss insurance company with head office in Winterthur. As an international company, the Group provides a broad range of personal, property and casualty insurance products, as well as insurance solutions in life and pensions that are tailored to the individual needs of private and corporate clients. Winterthur Group has approximately 19,000 employees worldwide. The company achieved a total business volume of CHF 28.3 billion in 2005 and reported assets under management of CHF 153.3 billion as of December 31, 2005.

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse, the banking business of Credit Suisse Group, provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse Group also includes Winterthur, a Swiss general insurer with a focus on international business activities. Credit Suisse Group is active in over 50 countries and employs approximately 63,000 people. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse Group and Credit Suisse can be found at www.credit-suisse.com. Further information about Winterthur can be found at www.winterthur.com.


SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Launch Yen Time Deposit "New Powered One"
~ 3 or 5-year maturity, 1% p.a. for the first 3 years ~

Tokyo (Tuesday, April 11, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of "New Powered One (Extendible Yen Time Deposit, 3 or 5-year maturity)" as of April 14.

"New Powered One" is a time deposit for an initial three-year term, after which Shinsei Bank has the option to extend the term for another two years, four business days prior to the initial maturity date. The applicable interest rate for the first three years is 1.0% p.a. (0.8% p.a. after tax) and 1.2% p.a. (0.96% p.a. after tax) for the next two years if Shinsei Bank decides to extend the deposit term. Interest for the first three years will be paid on the initial maturity date regardless of the term extension.

This product is developed based on "Powered One", an Extendible Yen Time Deposit with 5 or 8-year maturity and "Powered One Plus", an Extendible Yen Time Deposit with 5 or 10-year maturity, which commenced in April 2004 and May 2005 respectively, to meet customers' request for deposits with shorter tenor but same features, that is attractive interest rates with principal guarantee.

■ **Outline of "New Powered One" Yen Time Deposit**

	Initial deposit 3 years	(If Shinsei Bank decides to extend the term to 5 years) Effective the 4th year
Applicable interest rate	1.0% p.a. (0.8% p.a. after tax)	1.2% p.a. (0.96% p.a. after tax)
Available channel/ Minimum deposit	Call Center (Shinsei *PowerCall*): 3,000,000 yen Branch (Shinsei Financial Center, etc.): 5,000,000 yen	

* Interest rate is as of the launching day of the product, before 20% separate withholding tax.
* Depending on market conditions, etc., Shinsei Bank may stop offering this product.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life". Shinsei bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

"New Powered One" and "Powered One Plus" Minimum Deposit Amounts at Branches is Reduced

Tokyo (Wednesday, April 19, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective April 19, 2006, the minimum deposit amounts for "New Powered One" (Extendible Yen Time Deposit with 3 or 5-year maturity) and "Powered One Plus" (Extendible Yen Time Deposit with 5 or 10-year maturity) is reduced from five million yen to three million yen when they are accepted at branches.

These products are developed based on "Powered One" (Extendible Yen Time Deposit with 5 or 8-year maturity) which commenced in April 2004. "Powered One" and "Powered One Plus" have been well received by customers, with more than 900 billion yen in deposits outstanding as of March 31, 2006. Moreover, "New Powered One," which has been offered since April 14, 2006, was developed to meet customers' request for deposits with shorter tenor but same features that is attractive interest rates with principal guarantee.

Shinsei Bank has now decided to reduce the minimum deposit amounts for these products to make them available for a broader range of customers.

	"New Powered One" (Extendible Yen Time Deposit with 3 or 5-year maturity)	"Powered One Plus" (Extendible Yen Time Deposit with 5 or 10-year maturity)
Applicable interest rates	Initial deposit 3 years: 1.0%p.a. (0.8%p.a. after tax) (If Shinsei Bank decides to extend the term to 5 years) Effective the 4th year: 1.2%p.a. (0.96%p.a. after tax)	Initial deposit 5 years: 1.5%p.a. (1.2%p.a. after tax) (If Shinsei Bank decides to extend the term to 10 years) Effective the 6th year: 1.6%p.a. (1.28% after tax)
Available channels / Minimum deposit amounts	Call Center (Shinsei *PowerCall*): 3,000,000 yen **Branch (Shinsei Financial Center, etc.): 3,000,000 yen**	Internet Banking (Shinsei *PowerDirect*): 500,000 yen Call Center (Shinsei *PowerCall*): 3,000,000 yen **Branch (Shinsei Financial Center, etc.):3,000,000 yen**

* Interest rates on the product are as of April 19, 2006, before 20% withholding tax.

* Depending on market conditions, etc., Shinsei Bank may stop offering these products.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at *http://www.shinseibank.com/english/index.html.*


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Provide 24/7 ATM Services During Golden Week Holidays

Tokyo (Tuesday, April 25, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATM services during the Golden Week holidays (April 29 to May 7, 2006) will be available 24-hours-a-day free of charge, as usual to Shinsei "*PowerFlex*" customers at ATMs installed at its head office, branches and also at Seven Bank's ATMs installed at 24/7 Seven-Eleven convenience stores (about 11,490 ATMs), etc.

For withdrawal at partner network ATMs*[1], Shinsei Bank will refund any fees charged. Since March 27, 2006, ATM-service hours have been extended*[2] at ATMs of all city banks and four trust banks.

Since June 2001, we have continued to offer services that enable customers to make transactions with us any time through ATMs, Internet Banking (Shinsei *PowerDirect*) and the Call Center (Shinsei *PowerCall*) 24-hours-a-day, seven-days-a-week.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

1. Partner network ATMs:
   Post office, all city banks (Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, and Saitama Resona), four trust banks (Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, and Mizuho Trust), Aozora Bank, and Shokochukin Bank.
2. ATM-service hours of partner network ATMs:
   8:00 to 21:00 weekdays (ATM service on weekdays were previously available from 8:45 to 19:00)
   9:00 to 17:00 for Saturdays and Sundays (no change)
   9:00 to 17:00 for Holidays (ATM service on holidays were unavailable before.)

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

ATM Operating Hours and Fees During Golden Week Holidays

~ For Shinsei *PowerFlex* cash card holders ~

	ATMs		Service Hours	Fees
Shinsei Bank ATMs	・Shisei Bank ATMs installed at Head Office and Branches ・Other Shinsei Bank ATMs		24 hours*[1]*[2]	Free of charge
	・Shinsei Bank ATMs installed at Tokyo Metro stations		From the first to the last train	
	・Keikyu Station Bank ATMs (ATMs installed at Keihin Electric Express stations)		6:00~24:00*[1]	
Partner network ATMs	・Seven Bank ATMs (ATMs installed at Seven-Eleven convenience stores, etc.)		24 hours*[1]	Free of charge
	・Post Office ATMs	Deposit	Weekdays 7:00~21:00 Sat. & Sun. and Holidays 9:00~17:00	Free of charge
		Withdrawal	Weekdays & Saturdays 0:05~23:55 Sun. & Holidays 0:05~20:00 (From 7:00 on the following day of Sundays or holidays)	Fee is reimbursed later.
	・All city banks*[3] ATMs ・Four trust banks*[4] ATMs	Withdrawal	Weekdays 8:00~21:00 Sat. & Sun. and Holidays 9:00~17:00 (Services not available on May 3, 4, and 5)	Fee is reimbursed later.
	・Aozora Bank ATMs ・Shokochukin Bank ATMs	Withdrawal	Weekdays 8:45~19:00 Sat. & Sun. 9:00~17:00 (Services not available on April 29, May 3, 4, and 5)	

1. ATM operating hours are subject to change depending on the operating hours of the outlets at which they are installed.
2. ATMs installed at Shinsei Bank Head Office is unavailable from 8:00 to 20:00 on Thursday, May 4 (holiday) due to legal power cut.
3. Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, and Saitama Resona
4. Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, and Mizuho Trust

INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Open "Omotesando Hills Financial Center"

— As well as exhibition of contemporary art works—

Tokyo (Tuesday, April 25, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced the opening of "Omotesando Hills Financial Center" on the third floor, Dojun Wing of Omotesando Hills on May 19, 2006.

This Financial Center will focus on asset management consulting and professional staff will propose the best financial products to suit customers' needs and lifestyles from among an extensive range of financial products. In order to accommodate busy customers, the Financial Center will be open from 11:00 to 19:00 throughout the year.

Art works of young artists from Japan and overseas will be exhibited as Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." As the first in the series, we will hold an exhibition of the Australian artist Rosslynd Piggot.

【Shinsei Bank Omotesando Hills Financial Center】

Official Name:	Shinsei Bank Omotesando Hills Annex
Location:	Dojun Wing of Omotesando Hills, Third Floor, 4-12-10 Jingumae, Shibuya-ku, Tokyo
Opening Date:	Friday, May 19, 2006
Business Hours:	11:00 to 19:00 operating throughout the year
Service Contents:	Asset management consultation, etc.





■Omotesando Hills Financial Center's layout

"SHINSEI BANK DĒLONGHI CAFĒ" is located at Omotesando Hills on the third basement floor of the Main Building. Shinsei Bank is adjacent to the Italian home electric appliance manufacturer De' Longhi's cafe where customers can open an account, use an ATM or a personal computer for Internet banking, etc.

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK


MACQUARIE
BANK

Media Release

MACQUARIE AND SHINSEI BANK FORM JOINT VENTURE IN JAPAN

Tokyo, 25 April 2006 – Macquarie Group and Shinsei Bank, Limited today announced that they have reached agreement to establish a 50/50 joint venture in Japan.

The joint venture, to be named Macquarie Shinsei Advisory Co., Ltd (MSAC), will focus exclusively on advisory services in relation to the acquisition and management of assets with long-term stable cash flows in infrastructure and related sectors in Japan. The target infrastructure assets include telecommunications, media and transportation.

The formation of MSAC builds on the corporate finance capabilities of Macquarie and Shinsei, and comes in response to favourable economic trends and the ongoing public-to-private sector shift in Japan. It marks an important step in the further development of the Japanese capital market.

Macquarie has recognised knowledge and proficiency in infrastructure and specialised funds, and its global capability in corporate finance and capital markets. Shinsei has wide-ranging relationships across corporate and institutional clients, public sector organisations and regulatory authorities. Shinsei is also a leader in a number of product areas in the Japanese market, including securitisation and structured finance.

MSAC will focus on the Japanese market which has a substantial amount of public and private infrastructure. It also aims to provide solutions that assist with the outcomes of the Japanese government's public sector reforms.

The management team of MSAC will include senior executives from the Macquarie Group and Shinsei Bank. The MSAC joint venture partners have commenced work and are currently evaluating potential business opportunities.

Overview of Macquarie

The Macquarie Bank Group is a diversified international provider of specialist financial and investment banking services with over 7,600 people in 23 countries. Macquarie employs over 1,000 staff in 10 Asian countries and, around the region, offers corporate and structured finance, warrants and structured products, institutional stockbroking and research and property advisory and management services. As at 31st March 2005, the Group had total assets of US$38 billion with a further US$69 billion in assets under management. Macquarie's success in the infrastructure and specialised funds sector and the continued growth of its infrastructure investment, advisory and funds management activities has made this a core business for the Macquarie Group.

News and other information about Macquarie are available at http://www.macquarie.com.

Overview of Shinsei

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

Appendix

Profile of Macquarie Shinsei Advisory Co., Ltd.

Company Name:	Macquarie Shinsei Advisory Co., Ltd.
Address:	2-1-8 Uchisaiwaicho, Chiyoda-ku, Tokyo, JAPAN
Major Business:	Investment Advisory
Paid-in Capital:	JPY 10 Million
Directors:	Four shall be nominated by Shinsei Bank; four shall be nominated by Macquarie Bank

Note: A number of employees will be seconded to MSAC from both Shinsei and Macquarie.

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Administrative Actions against Shinsei Trust & Banking

Tokyo (Wednesday, April 26, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that Shinsei Trust & Banking ("STB"), a wholly owned subsidiary of Shinsei Bank, was the subject of administrative actions taken by the Financial Services Agency ("FSA") to suspend STB's operations engaging in new businesses associated with the real estate trust business pursuant to Article 26 (1) of the Banking Law and Article 8 (2) of the Law for Trust Business of Financial Institutions.

The major reasons for this administrative action taken by the FSA against STB include a violation of Article 20 of the Trust Law and Article 28 (2) of the Trust Business Law (so-called "duty of care of a good manager") due to failures of the investigation and assessment prior to accepting real estate for trusts and serious problems in the compliance and governance systems.

Shinsei Bank takes this matter very seriously and we will take every measure necessary to enhance Shinsei group's compliance and internal control systems to prevent the re-occurrence of such problems.

In addition to taking the necessary disciplinary action against the responsible management at STB, Shinsei Bank is taking strict actions to clarify its governance responsibility as the parent bank. For the Chief Executive Officer and Executive Vice President, a 20% reduction in compensation for three months will be applied and for the two responsible sub-group heads, a 30% reduction in compensation for three months will be applied.



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Press Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Reports Preliminary Financial Results for Fiscal Year ended March 31, 2006

Tokyo (Tuesday, May 9, 2006) - Shinsei Bank, Limited ("Shinsei Bank") today reported its preliminary financial results for the fiscal year (FY) 2005 ended March 31, 2006.

"Fiscal 2005 was a year marked by strong growth in all of our strategic business lines" said Mr. Thierry Porté, President and CEO of Shinsei Bank, "we have demonstrated that we are able to perform successfully in a highly competitive market by providing an expanding range of customer acclaimed solutions to meet the needs of a growing customer base".

Preliminary Financial Results: Fiscal Year ended March 31, 2006 (FY2005)

(billions of yen)

	Fiscal Year Ended March 31,		Change	FY2005
Consolidated Basis:	2006	2005	(%)	Forecast [4]
Ordinary Business Profit [1]	137.7	81.9	68.0	125.0
Net Income	76.0	67.4	12.8	75.0
Cash Basis Net income [2]	101.9	74.7	36.4	98.0

	Fiscal Year Ended March 31,		Change	FY2005
Non-consolidated Basis:	2006	2005	(%)	Forecast [4]
Actual Net Business Profit [3]	69.1	54.9	25.8	68.0
Net Income	74.8	68.0	10.0	72.0

Dividends

The fiscal year 2005 financials and a proposal for Shinsei Bank to pay half-yearly dividends to common shareholders of 1.48 yen per share as compared to 1.29 yen per share a year ago will be submitted to the Board of Directors on May 23, 2006.

The Bank will release official financial results for FY2005 on May 23, 2006.

[1] Management accounting basis
[2] Cash Basis net income is defined as Japanese GAAP net income adjusted to exclude the amortization of acquired goodwill and intangible assets, net of tax benefit, attributable to APLUS and Showa Leasing
[3] Revitalization plan basis
[4] As announced on January 25, 2006

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Signed an Agreement for a Strategic Investment in Jih Sun Financial Holding in Taiwan

Tokyo (Wednesday, May 10, 2006) -- Shinsei Bank, Limited ("Shinsei Bank") today announced that it has reached an agreement for a strategic alliance with Jih Sun Financial Holding Co., Ltd. ("Jih Sun"), a Taiwanese financial holding company. Shinsei Bank will invest New Taiwan$ ("NT$") 11.34 billion (equivalent to JPY 40.2 billion*) in Jih Sun's common and preferred shares, representing 31.8% common ownership. Through the agreement, Shinsei will be a major investor and strategic partner to Jih Sun.

Through this investment, Shinsei Bank expects to provide its operational know-how and enhance Jih Sun's capital base to further develop Jih Sun, helping Jih Sun to be even more competitive in the global financial markets. This investment also enables Shinsei to leverage its knowledge and capabilities from its home market in Japan to Taiwan which is a developed economy with a stable financial system and strong future growth outlook.

Jih Sun, established in 2002, is one of fourteen financial holding companies in Taiwan, providing a full array of banking and brokerage products and services through its two major subsidiaries, Jih Sun Securities Co., Ltd. ("Securities") and Jih Sun International Bank (the "Bank"). While Securities is a blue-chip company with stable growth, the Bank has been seeking for strategic partners to strengthen its performance, especially as it recovers from its non-performing loan burden. Through this agreement, Shinsei and Jih Sun hope to work together to allow Jih Sun to offer competitive niche financial products and services for its customers.

The strategic alliance with Jih Sun exemplifies Shinsei's international strategy, which is to leverage its experiences and expertise in the Japanese market and its relationship with excellent partners overseas.

** 1NT$=JPY3.55*

About Jih Sun Financial Holding Co., Ltd.:

Jih Sun FHC includes the following subsidiaries: Jih Sun Bank, Jih Sun Securities, and Jih Sun Insurance Agency. As of 31st March 2006, Jih Sun FHC had total consolidated assets of NT$345.7 billion, with a net profit after tax of NT$412 million. Jih Sun Bank's performance was affected by a legacy NPL burden. Under the leadership of Chairman Chen, who aggressively addressed the NPL issue, the Bank's NPL ratio was reduced to 2.73% and BIS ratio reached 8.65%. The overall operational performance improved while increasing transparency in the bank. Jih Sun Securities has stable growth and earnings. The net profit of Jih Sun Securities was NT$1.44 billion in 2005, the most profitable securities company in Taiwan. Jih Sun currently has 5,200 employees and is one of the 14 financial holding companies in Taiwan. Jih Sun provides a full array of banking and brokerage products and services through its two major subsidiaries, Jih Sun Securities and Jih Sun Bank. Jih Sun has 88 network channels including 36 branches and 52 securities houses.

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Bobby Valentine to Promote Shinsei Bank

Tokyo (Thursday, May 11, 2006) – Shinsei Bank, Limited ("Shinsei Bank") announced today that Mr. Bobby Valentine, the current Manager of the Chiba Lotte Marines baseball team, has been appointed as the Bank's retail advertisement celebrity and that he will appear in branding and product advertisements.

Advertisements are scheduled on the wall of Omotesando Hills (starting May 12), in newspapers (May 15), and on TV (late May). Mr. Valentine will convey our "Color your life" brand concept.

Last year, Mr. Valentine led the Chiba Lotte Marines to the league title both in the Japan Series and Asia Series. He shares his enjoyment and happiness with baseball fans and teammates. To enhance interactions between baseball fans and players, he has created a "fan zone" in the stadium where the fans can receive autographs from the players and he has also established his own Website blog. Mr. Valentine, who will turn 56 on May 13, has been providing pleasure to people and leading a fulfilling life derived from the happiness of these people.

Mr. Valentine's attitude towards fans is akin to Shinsei Bank's spirit of sharing with our customers not only knowledge about managing their assets but also the pleasures of life that can be derived from our financial products and consultancy services.

Through Mr. Valentine's advertisements, Shinsei Bank hopes that our customers will feel closer to our financial products and services via our branches (Shinsei Financial Centers, Shinsei *BankSpot*, Shinsei Platinum Centers), Internet banking services (Shinsei *PowerDirect*), and call centers (Shinsei *PowerCall*).

Mr. Bobby Valentine



(Please see Attachment for details.)

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attachment

Schedule of main advertisement activities

- Newspaper advertisements: From May 15
- Advertisements on trains: From May 16 to 31
- TV commercial: From late May (Tentative)

Profile

Name: Robert John Valentine **(Nickname:** Bobby)
Date of birth: May 13, 1950
Vitals: 5'8", 185 lbs. Right-handed pitcher and batter
Nationality: American
Education: University of Southern California
Career highlights: Los Angeles Dodgers, California Angels, San Diego Padres, NY Mets, Chiba Lotte Marines (current)
Hobbies: Skiing, reading, exercising/training
Best thing since coming to the Marines: Meeting the great fans!
Special Skills: Working with others and overcoming challenges.
How I relax: Visiting *onsen* (hot springs) and playing casual games
Blog: www.bobbysway.jp


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Raise Interest Rate on Power Yen Teiki Set

Tokyo (Monday, May 15, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective May 16, 2006, the Bank will raise the interest rate on the 3-month Yen Time Deposit a principal-guaranteed yen time deposit that is part of the Power Yen Teiki Set. This product has been offered at the Bank's branches since April 2006.

The Power Yen Teiki Set, which has been offered since April 3, 2006, allows customers who invest at least three million yen of new funds in Powered One Plus (Extendible Yen Time Deposit with 5 or 10-year maturity) to apply for a 3-month Yen Time Deposit yielding 5% per annum (4% per annum after tax) in an amount up to the Powered One Plus deposit (Deposit amount is at least three million yen and up to fifty million yen).

Power Yen Teiiki Set has been well received by customers since its launch because Powered One Plus and 3-month Yen Time Deposit are both principal-guaranteed and also because of the high yield on 3-month Yen Time Deposit. The Bank has decided to raise the interest rate on the 3-month Yen Time Deposit in the Power Yen Teiki Set to 5.5% per annum (4.4% per annum after tax) from 5% per annum (4% per annum after tax).

Power Yen Teiki Set will be offered until July 31, 2006.

New Interest Rate on Power Yen Teiki Set

Product		Channel
3-month Yen Time Deposit 5.5% per annum (4.4% per annum after tax) [1]	Powered One Plus (Extendible Yen Time Deposit with 5 or 10-year maturity) [2]	Branches

1. Interest rate is as of May 16, 2006. Maximum deposit amount is 50 million yen.
   3-month Yen Time Deposit will be automatically cancelled on the maturity date, and principal and interest will be credited to a yen savings account. Thereafter, the interest rate will be yen savings account interest rate quoted at the bank counter.
2. Deposit amount of Powered One Plus and 3-month Yen Time Deposit is from three million yen. (Six million yen or more in total.)
   Powered One Plus can be switched to Powered Teiki Plus (Time deposit with a subsequently-determined strike rate) to suit customers' needs.

Depending on market situation, etc., Shinsei Bank may change the interest rate or stop offering the product.
To apply for the product, the customer must have a *PowerFlex* account.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is

committed to delivering long-term profit growth and increasing value for all its stakeholders. News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.




1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Allocation of Stock Acquisition Rights as Stock Options

Tokyo (Tuesday, May 23, 2006) --- Shinsei Bank, Limited (the "Bank") announced that the Board of Directors approved on May 23, 2006, the 13th, 14th, 15th and 16th issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 280-20 and 280-21 of the old Commercial Code of Japan at the 5th annual general meeting of shareholders (the "Annual Shareholders' Meeting") held on June 24, 2005. The details are as follows:

		13th	14th	15th	16th
1	Issue date of Stock Acquisition Rights:	May 25, 2006			
2	Total number of Stock Acquisition Rights to be issued (Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000):	5,345 Stock Acquisition Rights	3,027 Stock Acquisition Rights	1,439 Stock Acquisition Rights	331 Stock Acquisition Rights
		Each number is a ceiling. The concrete number should be determined on May 25, 2006			
3	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	5,345,000 Common shares of the Bank	3,027,000 Common shares of the Bank	1,439,000 Common shares of the Bank	331,000 Common shares of the Bank
		Each number is a ceiling. The concrete number should be determined on May 25, 2006			
4	Issue price of stock options:	Free of charge			
5	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	To be determined on May 25, 2006			
6	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	To be determined on May 25, 2006			
7	Amount capitalized from issue price:	An amount calculated by multiplying the Exercise Price (to be determined on May 25, 2006) by 0.5. If any amount less than 1 yen is created as a result of the above calculation, such amount shall be rounded up.			
8	Number of people to whom Stock Acquisition Rights are offered and their details:	Total 589 of directors, Statutory Executive Officers and employees of the Bank	Total 31 of directors, Statutory Executive Officers and employees of the Bank	Total 171 of Statutory Executive Officers and employees of the Bank	Total 19 of employees of the Bank
9	Exercise Period of Stock Acquisition Rights	From June 1, 2008 to June 23, 2015	From June 1, 2006 to June 23, 2015	From June 1, 2008 to June 23, 2015	From June 1, 2006 to June 23, 2015
10	Conditions for Exercising Rights	Basically the Stock Acquisition Rights holders may exercise their rights between June 1, 2008 and May 31, 2009 with respect to only a half of the number of Stock Acquisition Rights granted to them . All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights"	Basically the Stock Acquisition Rights shall be exercised after June 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2008 and May 31, 2009 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	Basically the Stock Acquisition Rights shall be exercised after June 1, 2009 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	Basically the Stock Acquisition Rights shall be exercised after June 1, 2009 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 24, 2005

(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2005

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Notice on Issuance of Stock Acquisition Rights as Stock Options

Tokyo (Tuesday, May 23, 2006) — Shinsei Bank, Limited ("the Bank") today announced that the Board of Directors resolved on May 23, 2006, to submit a proposal of issuance of Stock Acquisition Rights stipulated in Articles 238 and 239 of the Corporation Act free of charge as stock options at the 6th annual general meeting of shareholders (the "6th Annual Shareholders' Meeting") to be held on June 27, 2006, as detailed below.

1. Reason for the necessity of making the offering without the payment of money

The Stock Acquisition Rights shall be issued to directors, statutory executive officers and employees of the Bank and its subsidiaries as well as its senior advisors free of charge for the purpose of improving their morale and willingness to improve the performance of the Bank group, thus increasing the corporate value of the Bank group.

The Board of Directors of the Bank may issue Stock Acquisition Rights which have different exercise periods and exercise conditions within the scope approved in "3. Items for the offering of Stock Acquisition Rights" below.

2. Persons receiving stock acquisition rights

Up to 12,000 Stock Acquisition Rights shall be allocated to directors, statutory executive officers and employees of the Bank and its subsidiaries as well as its senior advisors.

3. Items for the offering of stock acquisition rights

(1) Maximum number of stock acquisition rights to be offered

Up to 12,000

(2) Content of stock acquisition rights to be offered

① Class and number of shares that can be purchased through the exercise of stock acquisition rights

One thousand (1,000) common shares of the Bank per Stock Acquisition Right

If the Bank carries out a stock split, reverse stock split or a stock allocation made free of charge, then the number of shares that can be purchased through the exercise of Stock Acquisition Rights shall be adjusted in accordance with the following formula. Provided, however, that such adjustments shall be made only to the number of shares that can be purchased through the exercise of Stock Acquisition Rights that have not yet been exercised at the time of such stock split, reverse stock split or stock allocation made free of charge and any fractional shares less than one (1) share that may result from such adjustments shall be rounded off.

Number of shares after adjustment = number of shares before adjustment x ratio of split, reverse split or allocation made free of charge

Furthermore, if the Bank merges with another company and is the surviving company, if the Bank acquires all of the issued shares of another company through share exchange and the Bank becomes its 100% parent company, if the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company (*kyuushuu bunkatsu*) or acquires all or part of rights and obligations of another company concerning

its business through *kyuusyuu bunkatsu*, the Bank may adjust the number of shares that can be obtained through the exercise of Stock Acquisition Rights as considered necessary.

② Value of property payable for the exercise of stock acquisition rights

The value of property (limited to money) for one Stock Acquisition Right payable upon exercising Stock Acquisition Rights shall be the amount calculated by multiplying the payment amount per share as stipulated below (the "Exercise Price") and the number of common shares of the Bank that can be purchased through the exercise of one Stock Acquisition Right as determined in ① above.

The Exercise Price shall be the average value of the closing price of the Bank's common shares on the Tokyo Stock Exchange in the 30 trading days commencing 45 trading days immediately preceding the day that is immediately after the date of allocation of Stock Acquisition Rights (excluding days on which no transactions are concluded) and rounded up to the nearest yen. However, if said value is lower than the closing price on the allocation date, the closing price of the allocation date itself shall be the Exercise Price.

If the Bank issues shares at a price lower than market value in a stock split, reverse stock split or allotment to shareholders after the date of issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.



$$\text{The Exercise Price after adjustment} = \text{The Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares to be issued} \times \text{Payment amount per share}}{\text{Share price before split, reverse split, new issuance}}}{\text{Number of outstanding shares} + \text{number of increase in shares as a result of split / new issuance}}$$

(In case of reverse stock split, the number of outstanding shares minus the number of shares merged)

Furthermore, if the Bank merges with another company and is the surviving company, if the Bank acquires all of the issued shares of another company through share exchange and becomes its 100% parent company, if the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company (*kyuushuu bunkatsu*) or acquires all or part of rights and obligations of another company concerning its business through *kyuusyuu bunkatsu*, the Bank may adjust the Exercise Price as considered necessary.

③ Exercise Period of stock acquisition rights

The Board of Directors shall determine the exercise period of Stock Acquisition Rights to be within the period from the allocation date of Stock Acquisition Rights to June 23, 2017.

④ Conditions for exercising stock acquisition rights

(i) In case a Stock Acquisition Rights holder dies and their legal heir completes the succession procedures within the period fixed by the Bank, Stock Acquisition Rights may be inherited by the legal heir of the Stock Acquisition Rights holder.

(ii) Stock Acquisition Rights may not be pledged as collateral or disposed of in any other way.

(iii) Other conditions shall be stipulated in the "Agreement on the grant of stock acquisition rights" to be entered into between the Bank and Stock Acquisition Rights holders who are entitled to the allotment of Stock Acquisition Rights based on the resolution of this General Meeting of Shareholders and the Meeting of Board of Directors of the Bank to be held subsequently.

⑤ Matters related to the increase of capital and capital reserve in case of the issuance of shares for the exercise of stock acquisition rights

In case of the issuance of shares for the exercise of Stock Acquisition Rights, half of the payment amount is

capitalized (any amount less than 1 yen that arises by the calculation is rounded up and capitalized) and the remaining portion is booked as capital reserve.

⑥ Restrictions on the assignment of stock acquisition rights

Any assignment of stock acquisition rights shall be subject to the approval of the Board of Directors of the Bank.

⑦ Acquisition of stock acquisition rights

(i) If the General Meeting of Shareholders approves a merger agreement in which the Bank becomes a dissolving company, or if the General Meeting of Shareholders approves a proposal to approve a stock exchange agreement or stock transfer plan, and the Board of the Directors of the Bank resolves that the Bank acquires the Stock Acquisition Rights at the date of acquisition, the Bank acquires Stock Acquisition Rights without charge.

(ii) If persons who received Stock Acquisition Rights fall into a situation in which he or she cannot exercise Stock Acquisition Rights, such as where he or she does not satisfy the conditions stipulated in the "Agreement on the grant of stock acquisition rights", and the Board of the Directors of the Bank resolves that the Bank acquires such Stock Acquisition Rights with the date of acquisition, the Bank acquires such Stock Acquisition Rights without charge.

⑧ Stock acquisition rights granted via reorganization

In case the Bank becomes a dissolving company as a result of a merger, the Bank spins off its business to an existing company (*kyuushuu bunkatsu*), the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*), the Bank executes a share exchange or a share transfer, then stock acquisition rights of the surviving company after such merger, the company newly established by such merger, the company which succeeds the rights and duties of the business through *kyuushuu bunkastu*, the company newly established by *shinsetsu bunkatsu*, the company which becomes its parent company through a share exchange or the company newly established by share transfer may be granted in place of Stock Acquisition Rights based on an agreement on *kyuushuu gappei*, agreement on *shinsetsu gappei*, agreement on *kyuushuu bunkatsu*, plan for *shinsetsu bunkatsu*, agreement on share exchange or plan for share transfer.

In this case, the conditions of stock acquisition rights to be granted shall be determined in accordance with the following.

(i) Shares that can be purchased through the exercise of stock acquisition rights

Same class of shares of the surviving company after such merger, the company newly established by such merger, the company which succeeds rights and duties of the business through *kyuushuu bunkastu*, the company newly established by *shinsetsu bunkatsu*, the company which becomes its parent company through share exchange or the company newly established by share transfer.

(ii) Number of shares that can be purchased through the exercise of stock acquisition rights

To be adjusted in accordance with the ratio of merger, company split, share exchange or share transfer. With regard to shares to be granted to the person who exercised stock acquisition rights, any shares less than 1 share that arises as a result of such adjustments shall be rounded down.

(iii) Value of property payable for exercise of stock acquisition rights (Exercise Price)

To be adjusted in accordance with the ratio of merger, company split, share exchange or share transfer. Any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

(iv) Exercise period of stock acquisition rights, exercise conditions of stock acquisition rights, reasons for the company to acquire stock acquisition rights

To be determined in the merger agreement, agreement on *kyuushuu bunkatsu*, plan for *shinsetsu bunkatsu*, agreement on share exchange or plan for share transfer.

(v) Restrictions on the assignment of stock acquisition rights

Any assignment of stock acquisition rights shall be subject to approval of the Board of Directors of the company which grants stock acquisition rights.

(3) Payment amount for stock acquisition rights

To be issued free of charge. Payment is not required.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

For further information, please contact:
Yasuhiro Fujiki or Akihiko Kayaoka
Corporate Communications Division
Shinsei Bank, Limited (www.shinseibank.com)
Tel: (+81)-3-5511-5013
Fax: (+81)-3-5511-5505





1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Announcement Regarding Purchase of Shinsei Bank's Common Shares

Tokyo (Tuesday, May 23, 2006) --- Shinsei Bank, Limited (the "Bank") today announced that the Board of Directors approved on May 23, 2006, a proposal to be submitted to the 6th annual general meeting of shareholders (the "Annual Shareholders' Meeting") scheduled on June 27, 2006, authorizing the Bank to purchase up to 30 million shares of the Bank's common shares pursuant to Article 156 of the Corporation Act. Further details of the item are as following "1. Purchase of the Bank's common shares pursuant to Article 156 of the Corporation Act."
The Bank also announced the result of purchase of the Bank's common shares, which was authorized at the Annual Shareholders' Meeting on June 24, 2005, pursuant to Article 81 of Law concerning Amendment of Related Laws due to Enforcement of the Corporation Act and Article 210 of the Commercial Code. Further details of the item are as following "2.The result of purchase of the Bank's common shares pursuant to Article 210 of the Commercial Code."

1. Purchase of the Bank's common shares pursuant to Article 156 of the Corporation Act

a) Purpose of purchasing of the Bank's shares:

This purchase of the Bank's shares will be made in order to execute the stock option program.

b) Details of share purchase:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	30,000,000 shares as an upper limit
(3) Total cost of purchase:	30,000,000,000 yen as an upper limit
(4) Available period for purchase:	1 year from the closing of the 6th Annual Shareholders' Meeting to be held on June 27, 2006.

Note: The share purchase stated above will be made under the condition that the proposal of "Acquisition of Treasury Shares" be approved at the 6th Annual Shareholders' Meeting to be held on June 27, 2006.

2. The result of purchase of the Bank's common shares pursuant to Article 210 of the Commercial Code

(1) Type of shares to be purchased:	Common Shares
(2) Purchase period:	From May 1, 2006 to May 22, 2006
(3) Number of shares to be purchased:	50,000 shares

(4) Total cost of purchase:	40,000,000 yen
(5) Method for purchase:	Purchase in the auction market at the Tokyo Stock Exchange

Reference:

1. Bank's share purchase authorized at the 5th Annual Shareholders' Meeting held on June 24, 2005:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	25,000,000 shares as an upper limit
(3) Total cost of purchase:	17,500,000,000 yen as an upper limit

2. Total numbers of common shares issued and treasury shares as of April 30, 2006:

(1) Total number of common shares issued:	1,358,537,606 shares
(2) Total number of treasury shares:	10,818 shares (all shares were purchased as less-than-one-unit shares and included in the total number of common shares issued)

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.





1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Notice on Partial Amendment to Articles of Incorporation

Tokyo (Tuesday, May 23, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that the Board of Directors resolved on May 23, 2006, to submit a proposal of the following amendments to the Articles of Incorporation at the forthcoming annual general meeting of shareholders (the "Next Annual Shareholders' Meeting") scheduled on June 27, 2006.

1. Reasons for the Amendment

(1) In accordance with the enforcement of the "Law to Partially Amend the Commercial Code, etc. for Introduction of an Electronic Public Notice System" (Law No. 87 of 2004) on February 1, 2005, the method of public notices will be amended from publishing in the "*Nihon Keizai Shinbun*" as set forth in Article 4 (Method of Public Notices) of the current Articles of Incorporation to making the electronic public notice in order to improve the publicity and reduce the cost of the public notices, and also prescribe the measures in case that any electronic public notices cannot be made for inevitable reasons.

(2) The following amendments will be made in connection with the implementation of the "Corporation Act" (Law No.86 of 2005), the "Law concerning Amendment of Related Laws in due to Enforcement of the Corporation Act" (Law No. 87 of 2005, hereinafter the "Amendment Law"), the "Regulations for Enforcement of the Corporation Act" (Ordinance of the Ministry of Justice No. 12 of 2006) and the "Regulations for the Corporation Accounting" (Ordinance of the Ministry of Justice No.13 of 2006) on May 1, 2006:

(i) With respect to the each matter (i.e. (a) establishment of a Board of Directors, Nomination Committee, Audit Committee, Compensation Committee and Accounting Auditor, (b) issuance of share certificates relating to our shares, (c) appointment of a Transfer Agent and (d) authorization of Board of Directors to decide matters concerning dividend, etc. from the surplus and prohibition of such decision by a resolution of the meeting of shareholders) which is deemed to have been provided in the Articles of Incorporation upon the enforcement of the Corporation Act pursuant to the "Amendment Law", new provisions will be added or existing provisions will be modified in accordance with the proposed amendment concerning Article 4 (Bodies), Article 7 (Issuance of Share Certificates), Article 10 (Transfer Agent) and Article 35 (Decision-Making Body concerning Dividend from the Surplus, Etc.) and the current Article 1-2

(Introduction of Committee Company System) and the current Article 5-2 (Acquisition of Treasury Shares) will be deleted.

(ii) As it is allowed to prescribe the rights to exercise concerning shares constituting less than one full unit in the Articles of Incorporation under the Corporation Act, the new provision of Article 9 (Rights Concerning Shares Constituting Less than One Full Unit) in the proposed amendment will be added in order to restrict the rights concerning shares constituting less than one full unit within the reasonable scope.

(iii)As it is allowed to prescribe in the Articles of Incorporation under the Corporation Act that a part of the referential materials for meeting of shareholders and other documents to be deemed to be provided to the shareholders by disclosing them through the Internet, the new provision of Article 14 (Internet Disclosure and Deemed Provision of Referential Materials for Meeting of Shareholders) in the proposed amendment will be added in order to improve the convenience of the shareholders.

(iv)As the system that the consents of all the Directors in writing or electromagnetic records are deemed as the resolution of the Board of Directors is introduced under the Corporation Act, the new provision of Article 26, Paragraph 2 (Resolutions at Meetings of the Board of Directors) in the proposed amendment will be added in order to manage the Board of Directors flexibly and effectively.

(v) The current Article 9 (Record Date) will be deleted, while, pursuant to the provision of Article 124, Paragraph 1 and Paragraph 2 of the Corporation Act, the new provision of Article 13 (Record Date for Annual Meeting of Shareholders) in the proposed amendment will be added and the Article 36 of (Record Date for Dividend from the Surplus) will be modified to prescribe the record dates for year-end dividends, interim dividends and any other dividends in accordance with the proposed amendment. The current Article 33 (Payment of Interim Dividends) and the current Article 34 (Conversion of Preferred Shares and Dividends) will be also deleted.

(vi)Necessary amendments will be made concerning the convene of the meeting of shareholders (Article 12 (Holding of Meetings of Shareholders) in the proposed amendment) and the like.

(vii)Other than the above, the clauses of the previous "Commercial Code" (Law No. 48 of 1899) which are quoted in the Articles of Incorporation will be revised in line with the relevant clauses of the "Corporation Act" and the terms of the previous "Commercial Code" which are quoted therein will also be revised in line with the terms of the "Corporation Act".

(3) Necessary amendments will be made concerning the number of shareholders who vote as proxies (Article 17 (Voting by Proxies) in the proposed amendment) and the method of election of the

Chairman of the Committee (Amended Article 32 (Authority to Convene and Preside over Meetings of the Committee) in the proposed amendment), etc. Besides that, in relation to the addition, modification and deletion of the provisions as mentioned above, the article and chapter numbers will be amended and certain expressions and wordings in the whole text of the Articles of Incorporation will be modified.

2. Details of the Amendment

See Appendix for details of the amendment:

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Matters pertaining to Amendment to Articles of Incorporation

(Amended parts are underlined.)

Current Articles	Proposed Amendments
Article 1-2 (Introduction of Committee Company System) The provisions for the special exceptions set forth in Chapter 2, Section 4 of the Law for Special Exceptions Concerning Audit, etc. of Kabushiki Kaisha ("Special Exceptions Law") shall apply to the management system of the Company.	(Deleted)
(New Provision)	Article 4. (Bodies) The Bank shall have the following bodies, in addition to meetings of shareholders and the Directors (1) Board of Directors; (2) Nomination Committee; (3) Audit Committee; (4) Compensation Committee; and (5) Accounting Auditor
Article 4. (Method of Public Notices) Public notices of the Bank shall be published in the "Nihon Keizai Shimbun".	Article 5. (Method of Public Notices) Public notices of the Bank shall be made electronically. Provided, if the Bank is unable to make any electronic public notice due to an accident or other unavoidable reason, the notice shall be published in the "Nihon Keizai Shimbun".
Article 5. (Aggregate Number of Shares Authorized to Be Issued) The aggregate number of shares which the Bank shall have the authority to issue shall be three billion one hundred seventy four million five hundred twenty eight thousand (3,174,528,000) shares, out of which two billion five hundred million (2,500,000,000) shares shall be common shares, seventy four million five hundred twenty eight thousand (74,528,000) shares shall be Class-A preferred shares and six hundred million (600,000,000) shares shall be Class-B preferred shares (Class-A preferred shares and Class-B preferred shares being hereinafter collectively referred to as the "Preferred Shares"); provided, however, that, if any common shares are retired or any Preferred Shares are retired or converted into common shares, the number of shares so retired or converted shall be subtracted from the total number of shares to be issued and the number of the relevant class of shares to be issued.	Article 6. (Aggregate Number of Shares Authorized to Be Issued) The aggregate number of shares which the Bank shall have the authority to issue shall be three billion one hundred seventy four million five hundred twenty eight thousand (3,174,528,000) shares, out of which two billion five hundred million (2,500,000,000) shares shall be common shares, seventy four million five hundred twenty eight thousand (74,528,000) shares shall be Class-A preferred shares and six hundred million (600,000,000) shares shall be Class-B preferred shares (Class-A preferred shares and Class-B preferred shares being hereinafter collectively referred to as the "Preferred Shares").
Article 5-2. (Acquisition of Treasury Shares) The Bank may, by a resolution of the Board of Directors of the Bank, purchase its treasury shares pursuant to the provisions of Article 211-3, Paragraph 1, Item (2) of the Commercial Code.	(Deleted)
(New Provision)	Article 7. (Issuance of Share Certificates) The Bank shall issue share certificates of its shares.

Current Articles	Proposed Amendments
Article 6. (Number of Shares Constituting One Predetermined Minimum Unit of Shares (tan-gen kabu) and Shares Constituting Less than One Full Unit (tan-gen miman kabu)) 1. One predetermined minimum unit of shares (tan-gen kabu) for all the classes of the Bank shall be one thousand (1,000) shares. 2. The Bank shall not issue share certificates of shares falling short of one predetermined minimum unit of shares (hereinafter referred to as "shares constituting less than one full unit"). 3. Shareholders holding shares constituting less than one full unit of the Bank (including beneficial shareholders, hereinafter the same) may request the Bank to sell shares in the number that will constitute one full unit of shares when combined with the number of shares constituting less than one full unit of shares owned by them.	Article 8. (Number of Shares Constituting One Predetermined Minimum Unit of Shares (tan-gen kabu)) 1. (same as at present) 2. Notwithstanding the provision of the preceding paragraph, the Bank shall not issue share certificates of shares constituting less than one full unit. 3. Shareholders of the Bank (including beneficial shareholders, hereinafter the same) may request the Bank to sell shares in the number that will constitute one full unit of shares when combined with the number of shares constituting less than one full unit of shares owned by them.
(New Provision)	Article 9. (Rights Concerning Shares Constituting Less than One Full Unit) Shareholders of the Bank may not exercise any rights concerning shares constituting less than one full unit other than those prescribed below: (1) Rights set forth in Article 189, Paragraph 2 of the Corporation Act; (2) Right to file a claim in accordance with the provision of Article 166, Paragraph 1 of the Corporation Act; (3) Right to receive allocation of shares offered or share purchase rights offered in proportion to the number of shares held; or (4) Right to make requests in accordance with the provision of Article 8, Paragraph 3.
Article 7. (Transfer Agent) 1. The Bank shall appoint a transfer agent in connection with its shares. 2. Election of the transfer agent and its business office shall be made by resolution of the Board of Directors of the Bank or by resolution of the statutory executive officers of the Bank who are authorized to make such resolution by the Board of Directors and shall be notified by public notice. 3. The shareholder register (including the beneficial shareholder register, hereinafter the same) and the register for the lost share certificate of the Bank shall be kept at the business office of the transfer agent, and registration of transfer of shares, registration of lost share certificate, and repurchase and sale of shares constituting less than one full unit and other affairs concerning shares in the capital of the Bank shall be handled by the transfer agent and not by the Bank.	Article 10. (Transfer Agent) 1. The Bank shall appoint a transfer agent. 2. Designation of the transfer agent and its business office shall be made by resolution of the Board of Directors of the Bank or by resolution of the Statutory Executive Officer(s) of the Bank who are authorized to make such resolution by the Board of Directors and shall be notified by public notice. 3. Preparation and keeping of the shareholder register (including the beneficial shareholder register, hereinafter the same), the register of share purchase rights and the register for the lost share certificate of the Bank as well as other administrative affairs relating to the shareholder register, the register of share purchase rights and the register for the lost share certificate shall be entrusted to the transfer agent and shall not be handled by the Bank.
Article 8. (Rules for Handling Shares) Denomination of share certificates of the Bank and the procedures and fees relating to registration of transfer of shares, registration of lost share certificate, and repurchase and sale of shares constituting less than one full unit, and other stock-related matters shall be in accordance with the share handling rules as	Article 11. (Rules for Handling Shares) The procedures and fees relating to the shares of the Bank shall be in accordance with the share handling rules as established by the Board of Directors or by the Statutory Executive Officer(s) who are authorized to establish such rules by the Board of Directors as well as laws and regulations and these

Current Articles	Proposed Amendments
established by the Board of Directors or by the statutory executive officers who are authorized to establish such rules by the Board of Directors.	Articles of Incorporation.
Articles 9. (Record Date) 1. The shareholders last appearing or being recorded in the shareholder register as of the close of March 31 of each year shall be entitled to exercise rights as shareholders at the annual meeting of shareholders of the Bank with respect to the fiscal year of the Bank which ends on such record date. 2. In addition to the preceding paragraph, the Bank may, in case of necessity, by resolution of the Board of Directors and by giving public notice in advance, establish a specified date and determine that only those shareholders or registered pledgees then registered or recorded in the shareholder register as of the close of such date shall be entitled to exercise their rights as shareholders or pledgees.	(Deleted)
Article 9-2. (Preferred Dividends) 1. In the event that dividends are to be paid by the Bank as provided for in Article 32, the Bank shall pay the preferred dividend in respect of a Preferred Share (hereinafter referred to as the "Preferred Dividend") in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of such Preferred Shares which shall not exceed one hundred (100) yen in respect of one Class-A preferred share or ten (10) yen in respect of one Class-B preferred share, as the case may be, to each of the shareholders who hold the Preferred Shares (hereinafter referred to as the "Preferred Shareholders") or each of the registered pledgees in respect of the Preferred Shares (hereinafter referred to as the "Registered Preferred Pledgees") in priority to the shareholders who hold the common shares (hereinafter referred to as the "Common Shareholders") or registered pledgees in respect of the common shares (hereinafter referred to as the "Registered Common Pledgees"); provided, however, that, if the Preferred Interim Dividends as provided for in Article 9-3 were paid during the relevant fiscal year, such Preferred Interim Dividends shall be subtracted therefrom. As far as payment of the Preferred Dividends is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu. 2. If the amount of dividend paid to a Preferred Shareholder or a Registered Preferred Pledgee is less than the amount of the Preferred Dividend to be paid in respect of Class-A preferred shares or Class-B preferred shares, as the case may be, in any fiscal year, the deficiency shall not accumulate to the succeeding fiscal years. 3. Any amount in excess of the Preferred Dividends in respect of Class-A preferred shares or Class-B preferred shares, as the case may be, shall not be paid to any Preferred Shareholder or Registered Preferred Pledgee as dividend in any fiscal year.	Article 11-2. (Preferred Dividends) 1. In the event that year-end dividends are to be paid by the Bank as provided for in Article 36 Paragraph 1, the Bank shall pay the year-end dividend in respect of a Preferred Share (hereinafter referred to as the "Preferred Dividend") in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of such Preferred Shares which shall not exceed one hundred (100) yen in respect of one Class-A preferred share or ten (10) yen in respect of one Class-B preferred share, as the case may be, to each of the shareholders who hold the Preferred Shares (hereinafter referred to as the "Preferred Shareholders") or each of the registered share pledgees in respect of the Preferred Shares (hereinafter referred to as the "Registered Preferred Share Pledgees") in priority to the shareholders who hold the common shares (hereinafter referred to as the "Common Shareholders") or registered share pledgees in respect of the common shares (hereinafter referred to as the "Registered Common Share Pledgees"); provided, however, that, if the Preferred Interim Dividends as provided for in the following article were paid during the relevant fiscal year, such Preferred Interim Dividends shall be subtracted therefrom. As far as payment of the Preferred Dividends is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu. 2. If the amount of year-end dividend paid to a Preferred Shareholder or a Registered Preferred Share Pledgee is less than the amount of the Preferred Dividend to be paid in respect of Class-A preferred shares or Class-B preferred shares, as the case may be, in any fiscal year, the deficiency shall not accumulate to the succeeding fiscal years. 3. Any amount in excess of the Preferred Dividends in respect of Class-A preferred shares or Class-B preferred shares, as the case may be, shall not be paid to any Preferred Shareholder or Registered Preferred Share Pledgee as dividend in any fiscal year.

Current Articles	Proposed Amendments
Article 9-3. (Preferred Interim Dividends) In the event that the Interim Dividends are to be paid by the Bank as provided for in Article 33, the Bank shall make money distribution in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of the Preferred Shares which shall not exceed the amount equal to one half of the Preferred Dividend to be paid in respect of a Preferred Share (which is referred to as the "Preferred Interim Dividend" in these Articles of Incorporation) to each Preferred Shareholder or Registered Preferred Pledgee in priority to the Common Shareholders or Registered Common Pledgees. As far as payment of the Interim Dividends is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu.	Article 11-3. (Preferred Interim Dividends) In the event that the Interim Dividends are to be paid by the Bank as provided for in Article 36, Paragraph 2, the Bank shall make money distribution in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of the Preferred Shares which shall not exceed the amount equal to one half of the Preferred Dividend to be paid in respect of a Preferred Share (which is referred to as the "Preferred Interim Dividend" in these Articles of Incorporation) to each Preferred Shareholder or Registered Preferred Share Pledgee in priority to the Common Shareholders or Registered Common Share Pledgees. As far as payment of the Interim Dividends is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu.
Article 9-4. (Distribution of Residual Assets) 1. In the event of distribution of residual assets of the Bank, one thousand three hundred (1,300) yen in respect of Class-A preferred shares and four hundred (400) yen in respect of Class-B preferred shares shall be payable to each Preferred Shareholder or Registered Preferred Pledgee in priority to the Common Shareholders or Registered Common Pledgees. As far as distribution of residual assets is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu. 2. No other distribution of surplus assets shall be made to any Preferred Shareholder and Registered Preferred Pledgee.	Article 11-4. (Distribution of Residual Assets) 1. In the event of distribution of residual assets of the Bank, one thousand three hundred (1,300) yen in respect of Class-A preferred shares and four hundred (400) yen in respect of Class-B preferred shares shall be payable to each Preferred Shareholder or Registered Preferred Share Pledgee in priority to the Common Shareholders or Registered Common Share Pledgees. As far as distribution of residual assets is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu. 2. No other distribution of surplus assets shall be made to any Preferred Shareholder and Registered Preferred Share Pledgee.
Article 9-5. (Cancellation of Preferred Shares) The Bank may at any time purchase Preferred Shares and cancel them at the purchase prices thereof out of the profits distributable to the shareholders.	Article 11-5. (Cancellation of Preferred Shares) The Bank may at any time purchase Preferred Shares and cancel them at the purchase prices thereof out of surplus to the shareholders.
Article 9-6. (Voting Rights) No Preferred Shareholder shall be entitled to vote at a meeting of shareholders. Provided, however, that Preferred Shareholder shall be entitled to vote from the time of the annual meeting if the agenda item to the effect that the Preferred Shareholders shall receive a preferred dividend has not been submitted to that annual meeting and from the time of the close of the annual meeting if the agenda item has been rejected at that annual meeting, to the time when a resolution to the effect that the Preferred Shareholder shall receive a preferred dividend has been adopted.	Article 11-6. (Voting Rights) No Preferred Shareholder shall be entitled to vote at a meeting of shareholders. Provided, however, that Preferred Shareholder shall be entitled to vote from the time of an annual meeting if, by the time of dispatching a convocation notice for an annual meeting of shareholders of each fiscal year, the Board of Directors has neither approved the agenda item to the effect that the Preferred Shareholders shall receive a preferred dividend nor resolved to submit it to that annual meeting of shareholders or from the time of the close of the annual meeting of shareholders if the agenda item has been rejected at that annual meeting of shareholders, to the time when a resolution to the effect that the Preferred Shareholder shall receive a preferred dividend has been adopted by the Board of Directors or annual meeting of shareholders.
Article 9-7. (Consolidation or Split, Preemptive Rights, Etc.) 1. No consolidation or split in respect of the Preferred Shares shall be made by the Bank unless otherwise provided for in laws or ordinances. 2. No preemptive rights, share purchase rights in respect of newly issued shares or no share purchase	Article 11-7. (Consolidation or Split, Right to be Allotted Shares in Proportion to Number of Shares Held by Shareholders, Etc.) 1. (same as at present) 2. No rights to be allotted offered shares or offered share purchase rights in proportion to number

Current Articles	Proposed Amendments
rights in respect of bonds with warrants shall be granted to the Preferred Shareholders.	of shares held by shareholders shall be granted to the Preferred Shareholders.
Article 9-8. (Conversion to Common Shares) Any Preferred Shareholder may request conversion of Preferred Shares held by him or her to common shares on the terms and conditions determined by the Board of Directors of the Bank at the time of issue of such Preferred Shares; such request shall be made during the specified period (hereinafter referred to as the "Conversion Period") determined by the same meeting of the Board of Directors of the Bank.	Article 11-8. (Request for Acquisition of Preferred Shares) Any Preferred Shareholder may request the Bank to deliver common shares in compensation for acquisition of Preferred Shares by the Bank on the terms and conditions determined by the Board of Directors of the Bank at the time of issue of such Preferred Shares; such request shall be made during the specified period (hereinafter referred to as the "Acquisition Request Period") determined by the same meeting of the Board of Directors of the Bank.
Article 9-9. (Mandatory Conversion to Common Shares) 1. Each Preferred Share in respect of which a request for conversion has not been made during the Conversion Period shall be mandatorily converted on the day (hereinafter referred to as the "Mandatory Conversion Date") next following the expiry date of the Conversion Period for Class-A preferred shares or Class-B preferred shares, as the case may be, to such number of common shares as shall be obtained by dividing the subscription price in respect of the relevant Preferred Share by a certain amount stipulated in the following paragraph for Class-A preferred shares and Class-B preferred shares respectively. 2. A certain amount referred to in the immediately preceding paragraph means, with respect to Class-A preferred shares, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the common shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and, with respect to Class-B preferred shares, if common shares of the Bank are listed on any Stock Exchange or registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Conversion Date, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the common shares of the Bank traded in regular way as reported by the Stock Exchange concerned or Over-the-Counter Securities Market established by the Securities Dealers' Association holding the Register Book of Securities Traded Over-the-Counter concerned (hereinafter referred to as "Over-the-Counter Market") for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and if common shares of the Bank are neither listed on any Stock Exchange nor registered on any Register Book of Securities Traded Over-the-Counter	Article 11-9. (Mandatory Acquisition of Preferred Shares) 1. The Bank shall mandatorily acquire each Preferred Share in respect of which a request for acquisition has not been made during the Acquisition Request Period on the day (hereinafter referred to as the "Mandatory Acquisition Date") next following the expiry date of the Acquisition Request Period for Class-A preferred shares or Class-B preferred shares, as the case may be, and shall deliver such number of common shares as shall be obtained by dividing the subscription price in respect of the relevant Preferred Share by a certain amount stipulated in the following paragraph for Class-A preferred shares and Class-B preferred shares respectively. 2. A certain amount referred to in the immediately preceding paragraph means, with respect to Class-A preferred shares, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the common shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and, with respect to Class-B preferred shares, if common shares of the Bank are listed on any Stock Exchange or registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Acquisition Date, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the common shares of the Bank traded in regular way as reported by the Stock Exchange concerned or Over-the-Counter Securities Market established by the Securities Dealers' Association holding the Register Book of Securities Traded Over-the-Counter concerned (hereinafter referred to as "Over-the-Counter Market") for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and if common shares of the Bank are neither listed on any Stock Exchange nor registered on any Register Book of Securities Traded Over-the-Counter

Current Articles	Proposed Amendments
on the 45th trading day prior to the Mandatory Conversion Date, the amount of net assets per share calculated pursuant to a certain formula to be separately decided by the Board of Directors based on the consolidated financial statements prepared according to the Regulation concerning the Terms, Form and Method of Preparation of Consolidated Financial Statements as of the annual settlement of accounts or semi-annual settlement of accounts. Provided, however, that there are two (2) or more Stock Exchanges or Over-the-Counter Markets in total where common shares of the Bank are listed or traded as of the 45th trading day prior to the Mandatory Conversion Date, the average price shall be calculated based on the daily closing prices of the common shares of the Bank traded in regular way on the Exchange or in the Over-the-Counter Market where the volume of trade was the largest during the period commencing on the 45th trading day prior to the Mandatory Conversion Date up to the day immediately preceding the Mandatory Conversion Date. The average price shall be calculated by rounding to the nearest first decimal with less than five-hundredth of one (0.05) yen being disregarded. 3. The number of common shares to be issued by the mandatory conversion as provided for in the two preceding paragraphs shall not exceed two (2) common shares per Class-A preferred share, and shall not exceed two-thirds (2/3) of one common share per Class-B preferred share and shall not fall below one-half (1/2) common share per Class-B preferred share. (Follwing is same as at present.) 4. In the calculation of the number of common shares as aforesaid in the preceding three paragraphs, any number less than one (1) share shall be dealt with in the manner applied to share consolidation as provided for in the Commercial Code, *mutatis mutandis.*	on the 45th trading day prior to the Mandatory Acquisition Date, the amount of net assets per share calculated pursuant to a certain formula to be separately decided by the Board of Directors based on the consolidated financial statements prepared according to the Regulation concerning the Terms, Form and Method of Preparation of Consolidated Financial Statements as of the last day of fiscal year or semi-annual fiscal year. Provided, however, that there are two (2) or more Stock Exchanges or Over-the-Counter Markets in total where common shares of the Bank are listed or traded as of the 45th trading day prior to the Mandatory Acquisition Date, the average price shall be calculated based on the daily closing prices of the common shares of the Bank traded in regular way on the Exchange or in the Over-the-Counter Market where the volume of trade was the largest during the period commencing on the 45th trading day prior to the Mandatory Acquisition Date up to the day immediately preceding the Mandatory Acquisition Date. The average price shall be calculated by rounding to the nearest first decimal with less than five-hundredth of one (0.05) yen being disregarded. 3. The number of common shares to be delivered in compensation for the acquisition as provided for in the two preceding paragraphs shall not exceed two (2) common shares per Class-A preferred share, and shall not exceed two-thirds (2/3) of one common share per Class-B preferred share and shall not fall below one-half (1/2) common share per Class-B preferred share. (Follwing is same as at present.) 4. In the calculation of the number of common shares as aforesaid in the preceding three paragraphs, any number less than one (1) share shall be dealt with in the manner applied to share consolidation as provided for in the Corporation Act, *mutatis mutandis.*
Article 10. (Holding of Meetings of Shareholders) 1. An annual meeting of shareholders of the Bank shall be held in June of each year. 2. A special meeting of shareholders of the Bank shall be held whenever necessary. 3. Unless otherwise provided for in laws or ordinances, a meeting of shareholders of the Bank shall be called by the President of the Bank in accordance with a resolution of the Board of Directors. 4. In case the President is vacant or unable to act, the Chairman of the Bank shall call the meeting, and in case both the President and the Chairman are vacant or unable to act, one of the other Statutory Executive Officers, acting in accordance with a resolution of the Board of Directors, shall call the meeting.	Article 12. (Holding of Meetings of Shareholders) 1. (same as at present) 2. (same as at present) 3. Unless otherwise provided for in laws or ordinances, a meeting of shareholders of the Bank shall be called by the President of the Bank, who is also a Director, in accordance with a resolution of the Board of Directors. 4. In case the President is vacant, is not a Director or is unable to act, one of the other Directors, acting in accordance with a resolution of the Board of Directors, shall call the meeting.
(New Provision)	Article 13. (Record Date for Annual Meeting of Shareholders) The record date for voting at an annual meeting of shareholders shall be March 31 each year.

Current Articles	Proposed Amendments
(New Provision)	Article 14. (Internet Disclosure and Deemed Provision of Referential Materials for Meetings of Shareholders) Information relating to the matters to be indicated or presented in referential materials for meetings of shareholders, business reports, financial statements and consolidated financial statements may be deemed to be provided by the Bank to the shareholders by disclosing them through the Internet pursuant to the Ordinances of the Ministry of Justice.
Article 11. (Chairman of Meetings of Shareholders) 1. Meetings of shareholders of the Bank shall be presided over by the President. 2. In case the President is vacant or unable to act, the Chairman shall preside over the meeting; and in case both the President and the Chairman are vacant or unable to act, one of the other Statutory Executive Officers, acting in accordance with a resolution of the Board of Directors, shall preside over the meeting. 3. Notwithstanding the preceding two (2) Paragraphs, the Board of Directors can resolve who shall preside the meetings of shareholders.	Article 15. (Chairman of Meetings of Shareholders) 1. (same as at present) 2. (same as at present) 3. (same as at present)
Article 12. (Method of Resolutions) 1. Unless otherwise provided for in laws or ordinances or by these Articles of Incorporation, all resolutions of meetings of shareholders of the Bank shall be adopted by a majority of the votes cast at the meeting by the shareholders present and in attendance. 2. All resolutions of meetings of shareholders of the Bank pursuant to the Article 343 of the Commercial Code shall be adopted by the votes equal to or more of two thirds of the voting rights held by the shareholders present and in attendance only when such shareholders present and in attendance represent aggregate voting rights equal to or more than one third of the entire voting rights.	Article 16. (Method of Resolutions) 1. Unless otherwise provided for in laws or ordinances or by these Articles of Incorporation, all resolutions of meetings of shareholders of the Bank shall be adopted by a majority of the votes cast at the meeting by the shareholders present and in attendance who are entitled to vote at the meeting. 2. All resolutions of meetings of shareholders of the Bank pursuant to the Article 309, Paragraph 2 of the Corporation Act shall be adopted by the votes equal to or more of two thirds of the voting rights held by the shareholders present and in attendance only when such shareholders present and in attendance represent aggregate voting rights equal to or more than one third of the voting rights held by the shareholders entitled to vote at the meeting.
Article 13. (Voting by Proxies) A shareholder may vote at a meeting of shareholders of the Bank through a proxy who is himself or herself a shareholder of the Bank and is entitled to vote at the relevant meeting of shareholders.	Article 17. (Voting by Proxies) (same as at present)
Article 13-2. (Meetings of Holders of Particular Classes of Shares) The provisions of Article 10, paragraphs 3 and 4, Articles 11 and 13 shall be applied, *mutatis mutandis*, to meetings of holders of particular classes of shares.	Article 17-2. (Meetings of Holders of Particular Classes of Shares) The provisions of Article 12, paragraphs 3 and 4 of Articles 15 and the preceding article shall be applied, *mutatis mutandis*, to meetings of holders of particular classes of shares.
Article 14. (Number of Directors and Their Election) 1. The number of Directors of the Bank shall be not more than twenty (20). Among Directors, more than one (1) must be outside directors (as defined in Article 188, Paragraph 2, Item 7-2 of the Commercial Code). 2. Directors shall be elected at a shareholder meeting of the Bank attended by shareholders representing one-third (1/3) or more of the voting rights held by all shareholders of the Bank.	Article 18. (Number of Directors and Their Election) 1. The number of Directors of the Bank shall be not more than twenty (20). Among Directors, more than one (1) must be outside Directors (as defined in Article 2, Item 15 of the Corporation Act; hereinafter the same). 2. Directors shall be elected by the votes of the majority of the voting rights held by the shareholders present and in attendance only when such shareholders present and in attendance represent aggregate voting rights equal to or more than one third of the voting

Current Articles	Proposed Amendments
3. Cumulative voting shall not be permitted for the election of Directors.	rights held by the shareholders entitled to vote at the meeting. 3. (same as at present)
Article 15. (Term of Office of Directors) 1. The term of office of directors of the Bank shall expire at the conclusion of the annual meeting of shareholders of the Bank for the last fiscal year which falls within one (1) year after their assuming office. 2. The term of office of directors of the Bank elected during the term of office of other directors shall be conterminous with the remaining term of office of directors then in office.	Article 19. (Term of Office of Directors) 1. The term of office of Directors of the Bank shall expire at the conclusion of the annual meeting of shareholders of the Bank for the fiscal year which is the last of those ending within one (1) year after their assuming office. 2. The term of office of Directors of the Bank elected during the term of office of other Directors shall be conterminous with the remaining term of office of Directors then in office.
Article 16. (Chairman of the Board) The Board of Directors may by a resolution of the Board elect one (1) Chairman of the Board from among the directors.	Article 20. (Chairman of the Board) The Board of Directors may by a resolution of the Board elect one (1) Chairman of the Board from among the Directors.
Article 17. (Senior Advisor) The Bank may appoint Senior Advisors by resolution of the Board of Directors.	Article 21. (Senior Advisor) (same as at present)
Article 18. (Limitation of Liabilities of Directors) 1. The Bank may, by a resolution of the Board of Directors of the Bank, exempt Directors (including ex-Directors) from their liabilities regarding actions provided for in Article 21-17, Paragraph 1 of the Special Exemptions Law to the extent permitted by laws and regulations. 2. The Bank may enter into an agreement with outside Directors which limits the maximum amount of their liabilities regarding actions provided for in Article 21-17, Paragraph 1 of the Special Exemptions Law to an aggregate sum of the amounts prescribed in each item of Article 266, Paragraph 19 of the Commercial Code applied *mutatis mutandis* according to the Article 21-17, Paragraph 5 of the Special Exemptions Law.	Article 22. (Limitation of Liabilities of Directors) 1. The Bank may, by a resolution of the Board of Directors of the Bank, exempt Directors (including ex-Directors) failing to perform their duties from their liabilities for damage pursuant to in Article 426, Paragraph 1 of the Corporation Act to the extent permitted by laws and regulations. 2. The Bank may enter into an agreement with outside Directors, pursuant to Article 427, Paragraph 1 of the Corporation Act, which limits the maximum amount of their liabilities for damage regarding failure to perform their duties to an aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Corporation Act.
Article 19. (Constitution and Power of the Board of Directors) 1. The directors of the Bank shall constitute the Board of Directors. 2. The Board of Directors shall have power to decide all matters stipulated in Article 21-7, Paragraph 1 and in other laws and regulations and supervise the execution of the duties and responsibilities of the directors and the statutory executive officers.	Article 23. (Constitution and Power of the Board of Directors) 1. The Directors of the Bank shall constitute the Board of Directors. 2. The Board of Directors shall have power to decide all matters stipulated in Article 416, Paragraph 1 of the Corporation Act and in other laws and regulations and supervise the execution of the duties and responsibilities of the Directors and the Statutory Executive Officers.
Article 20. (Calling of Meetings of the Board of Directors) 1. A meeting of the Board of Directors shall be called by the Chairman of the Board or, in case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, by the President who is also a director. 2. In case both the Chairman of the Board and the President (including the case that the President is not a director) are vacant or unable to act, one of the other directors shall call such meeting in accordance with a resolution of the Board of Directors.	Article 24. (Calling of Meetings of the Board of Directors) 1. A meeting of the Board of Directors shall be called by the Chairman of the Board or, in case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, by the President who is also a Director. 2. In case both the Chairman of the Board and the President (including the case that the President is not a Director) are vacant or unable to act, one of the other Directors shall call such meeting in accordance with a resolution of the Board of Directors.

Current Articles	Proposed Amendments
3. Notwithstanding the preceding two (2) Paragraphs, any director who is a member of the relevant committees set forth in Article 26 and nominated thereat may convene a meeting of the Board of Directors. 4. Notice of a meeting of the Board of Directors shall be dispatched to each director at least three (3) days prior to the meeting; provided, however, that this period of notice may be shortened in case of emergency.	3. Notwithstanding the preceding two (2) Paragraphs, any Director who is a member of the relevant committees set forth in Article 31 and nominated thereat may convene a meeting of the Board of Directors. 4. Notice of a meeting of the Board of Directors shall be dispatched to each Director at least three (3) days prior to the meeting; provided, however, that this period of notice may be shortened in case of emergency.
Article 21. (Chairman of Meetings of the Board of Directors) 1. The Chairman of the Board shall preside over meetings of the Board of Directors, and in case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, the President, who is also a director, shall preside over the meetings. 2. In case both the Chairman of the Board and the President (including the case that the President is not a director) are vacant or unable to act, one of the other directors, acting in accordance with a resolution of the Board of Directors, shall preside over the meetings.	Article 25. (Chairman of Meetings of the Board of Directors) 1. The Chairman of the Board shall preside over meetings of the Board of Directors, and in case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, the President, who is also a Director, shall preside over the meetings. 2. In case both the Chairman of the Board and the President (including the case that the President is not a Director) are vacant or unable to act, one of the other Directors, acting in accordance with a resolution of the Board of Directors, shall preside over the meetings.
Article 22. (Resolutions at Meetings of the Board of Directors) Unless otherwise provided for in laws or ordinances, any resolution of meetings of the Board of Directors shall be adopted by an affirmative vote of a majority of the directors present at the meeting, at which a quorum shall be constituted by the presence of a majority of the directors. 2. (New Provision)	Article 26. (Resolutions at Meetings of the Board of Directors) 1. Unless otherwise provided for in laws or ordinances, any resolution of meetings of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present at the meeting, at which a quorum shall be constituted by the presence of a majority of the Directors entitled to vote at the meeting. 2. If the requirements of Article 370 of the Corporation Act are satisfied, the Bank shall deem that a resolution of the Board of Directors has been adopted.
Article 23. (Number and Election of Statutory Executive Officers) 1. The Company shall have not more than twenty (20) statutory executive officers. 2. The statutory executive officers shall be elected at the meeting of the Board of Directors.	Article 27. (Number and Election of Statutory Executive Officers) 1. The Company shall have not more than twenty (20) Statutory Executive Officers. 2. The Statutory Executive Officers shall be elected at the meeting of the Board of Directors.
Article 24. (Term of Statutory Executive Officers) 1. The term of the statutory executive officers shall expire at the close of the first meeting of the Board of Directors to be held following the close of the annual meeting of shareholders with respect to the most recent fiscal year which is within one (1) year subsequent to their assumption of office. 2. The term of the statutory executive officers elected during the term of office of other directors shall be conterminous with the term of office of the statutory executive officers then in office.	Article 28. (Term of Statutory Executive Officers) 1. The term of the Statutory Executive Officers shall expire at the close of the first meeting of the Board of Directors to be convened following the close of the annual meeting of shareholders with respect to the last of the fiscal years ending within one (1) year subsequent to their election. 2. The term of the Statutory Executive Officers elected during the term of office of other Directors shall be conterminous with the term of office of the Statutory Executive Officers then in office.
Article 25. (Representative Statutory Executive Officers and Statutory Executive Officers with Special Title) 1. The Board of Directors shall appoint one or more Representative Statutory Executive Officers by its resolution. 2. Representative Statutory Executive Officers	Article 29. (Representative Statutory Executive Officers and Statutory Executive Officers with Special Title) 1. (same as at present) 2. (same as at present)

Current Articles	Proposed Amendments
shall represent the Company. 3. Among the statutory executive officers, the Board of Directors shall appoint one (1) Chairman and one (1) President, or at least one (1) Chairman or one (1) President by its resolution, and, the Board of Directors may appoint one (1) Vice Chairman and one (1) or more Executive Vice President(s), Senior Managing Executive Officer(s) and Managing Executive Officer(s) by its resolution. 4. The Board of Directors may determine the allocation of responsibilities among the statutory executive officers, the relationship among the statutory executive officers with respect to supervision and direction, and any other matters concerning the mutual relationships among statutory executive officers, and shall promptly notify each statutory executive officer thereof.	3. Among the Statutory Executive Officers, the Board of Directors shall appoint one (1) Chairman and one (1) President, or at least one (1) Chairman or one (1) President by its resolution, and, the Board of Directors may appoint one (1) Vice Chairman and one (1) or more Executive Vice President(s), Senior Managing Executive Officer(s) and Managing Executive Officer(s) by its resolution. 4. The Board of Directors may determine the allocation of responsibilities among the Statutory Executive Officers, the relationship among the Statutory Executive Officers with respect to supervision and direction, and any other matters concerning the mutual relationships among Statutory Executive Officers, and shall promptly notify each Statutory Executive Officer thereof.
Article 26. (Release of Statutory Executive Officers from Liabilities) The Bank may, by a resolution of the Board of Directors of the Bank, exempt the statutory executive officers (including ex-statutory executive officers) from their liabilities regarding actions provided for in Article 21-17, Paragraph 1 of the Special Exemption Law to the extent permitted by laws and regulations.	Article 30. (Release of Statutory Executive Officers from Liabilities) The Bank may, by a resolution of the Board of Directors of the Bank, exempt the Statutory Executive Officers (including ex-Statutory Executive Officers) from their liabilities for damage regarding failure to perform their duties in accordance with Article 426, Paragraph 1 of the Corporation Act to the extent permitted by laws and regulations.
Article 27. (Composition of the Committees, and Designation of Committee Members) 1. Each of the Nomination, Audit, and Compensation Committees shall have at least three (3) members. 2. A majority of the members of each of the Nomination, Audit, and Compensation Committees must be outside directors and must not be appointed as statutory executive officers. 3. Members of the Audit Committee shall not be appointed from among the statutory executive officers, managers or other employees of the Company or its subsidiaries, or those who serve concurrently as directors performing the business of such subsidiaries. 4. Members of each of the Nomination, Audit, and Compensation Committees shall be appointed from among the directors at a meeting of the Board of Directors.	Article 31. (Composition of the Committees, and Designation of Committee Members) 1. (same as at present) 2. A majority of the members of each of the Nomination, Audit, and Compensation Committees must be outside Directors. 3. Members of the Audit Committee shall not be appointed from among the Statutory Executive Officers, Accounting Officers (if any Accounting Officer is a corporation, its employees who perform duties of an Accounting Officer) managers or other employees of the Company or its subsidiaries, or those who serve concurrently as Directors performing the business of such subsidiaries. 4. Members of each of the Nomination, Audit, and Compensation Committees shall be appointed from among the Directors at a meeting of the Board of Directors.
Article 28. (Authority to Convene and Preside Over Meetings of the Committee) 1. Meetings of the respective Committees shall be convened and presided over by the member previously appointed by the respective Committees. 2. Notwithstanding the preceding Paragraph, each member may convene the Committee when he considers necessary. 3. Notice of the convening of a meeting of each Committee shall be dispatched to each member at least three (3) days prior to the date of such meeting; provided, however, that this period of notice may be	Article 32. (Authority to Convene and Preside Over Meetings of the Committee) 1. Meetings of the respective Committees shall be convened and presided over by the member previously appointed by the Board of Directors. 2. (same as at present) 3. (same as at present)

Current Articles	Proposed Amendments
shortened in case of emergency. 4. The respective Committees may omit the procedure referred to in the preceding Paragraph if all members of the relevant Committee so agree.	4. (Deleted)
Article 29. (Method of Resolution of the Committee) Resolutions of the Committee shall be adopted by the affirmative votes of a majority of members present at meetings thereof.	Article 33. (Method of Resolution of the Committee) Resolutions of the Committee shall be adopted by the affirmative votes of a majority of members present at meetings, at which a quorum shall be constituted by the presence of a majority of the members entitled to vote at the meeting.
Article 30. (Fiscal Year) The fiscal year of the Bank shall be from April 1 of each year to March 31 of the next succeeding year.	Article 34. (Fiscal Year) (same as at present)
(New Provision)	Article 35. (Decision-Making Body concerning Dividend from the Surplus, Etc) Unless otherwise provided for by laws and regulations, the Bank shall make decisions concerning dividend from the surplus and any other matters set forth in Article 459, Paragraph 1, Item 1 (other than those matters referred to in each Item of Paragraph 1 of Section 156 of the Corporation Act with respect to preferred shares.) and Items 2 through 4 of the Corporation Act by a resolution of the Board of Directors and not by a resolution of a meeting of shareholders.
Article 31. (Appropriation of Earned Surplus) Unless otherwise provided for in laws or ordinances, the earned surplus of the Bank shall be appropriated by resolution of the annual meeting of shareholders of the Bank (including cases where the resolution of the Board of Directors is deemed to be the resolution at the meeting of shareholders based on Article 21-31 of the Special Exemption Law).	(Deleted)
Article 32. (Payment of Dividends) Dividends shall be paid to the shareholders or the registered pledgees, as the case may be, last appearing or being recorded in the shareholder register as of the close of March 31 of each year. 2. (New Provision) 3. (New Provision)	Article 36. (Record Date for Dividend from the Surplus) 1. The record date for year-end dividends of the Bank shall be March 31 of each year. 2. The record date for interim dividends of the Bank shall be September 30 of each year. 3. In addition to the dividends under the preceding two Paragraphs, the Bank may make distribution of dividends from the surplus on any designated record date.
Article 33. (Payment of Interim Dividends) The Bank may, by resolution of the Board of Directors, make money distribution pursuant to the provisions of Article 293-5 of the Commercial Code (referred to as the "Interim Dividend" in these Articles of Incorporation) to the shareholders or the registered pledgees, as the case may be, last appearing or being recorded in the shareholder register as of the close of September 30 of each year.	(Deleted)
Article 34. (Conversion of Preferred Shares and Dividends) The first (1st) payment of dividends or Interim Dividends on the common shares issued upon	(Deleted)

Current Articles	Proposed Amendments
conversion of Preferred Shares issued by the Bank, as the case may be, shall be made, as if the conversion had taken effect on the first (1st) day of April, in case the conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of April and the thirtieth (30th) day of September, and as if the conversion had taken effect on the first (1st) day of October, in case the conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of October and the thirty-first (31st) day of March of the next succeeding year.	
Article 35. (Period for Discharge of Dividends) In case dividends or Interim Dividends are not received by the person entitled thereto within five (5) years from the day of commencement of payment thereof, the Bank shall be discharged from any liability for payment thereof.	Article 37. (Period for Discharge of Dividends) In case dividends distributed in cash are not received by the person entitled thereto within five (5) years from the day of commencement of payment thereof, the Bank shall be discharged from any liability for payment thereof.
Article 36. (Exemption of Directors and Statutory Auditors from Their Liabilities Prior to the Transition to the Company with Committees of the Board of Directors) Exemption of Directors and Statutory Auditors from their liabilities with respect to the action under Article 266, Paragraph 1, Item (5) of the Commercial Code prior to the close of the annual meeting of shareholders with respect to the fiscal year ending March 31, 2004, and agreements for limitation of liabilities entered into by and between the Bank and each of outside Directors shall be as set forth in Articles 19-2 and 25-2 of the Articles of Incorporation in effect before the amendments effective from the end of the said annual meeting of shareholders. (Articles 19-2 and 25-2 before the amendment) Article 19-2. (Limitation of Liabilities of Directors) 1. The Bank may, by a resolution of the Board of Directors of the Bank, exempt Directors from their liabilities regarding actions provided for in Article 266, Paragraph 1, Item (5) of the Commercial Code to the extent permitted by laws and regulations. 2. The Bank may enter into an agreement with outside Directors which limits the maximum amount of their liabilities regarding actions provided for in Article 266, Paragraph 1, Item (5) of the Commercial Code to an aggregate sum of the amounts prescribed in each item of Article 266, Paragraph 19 of the Commercial Code. Article 25-2. (Limitation of Liabilities of Statutory Auditors) The Bank may, by a resolution of the Board of Directors of the Bank, exempt Statutory Auditors from their liabilities to the extent permitted by laws and regulations.	Article 38. (Exemption of Directors and Statutory Auditors from Their Liabilities Prior to the Transition to the Company with Committees of the Board of Directors) Exemption of Directors and Statutory Auditors from their liabilities with respect to the action under Article 266, Paragraph 1, Item (5) of the Commercial Code before having been amended by the Law concerning Amendment of Related Laws due to Enforcement of Corporation Act (Law No.87 of 2005) prior to the close of the annual meeting of shareholders with respect to the fiscal year ending March 31, 2004, and agreements for limitation of liabilities entered into by and between the Bank and each of outside Directors shall be as set forth in Articles 19-2 and 25-2 of the Articles of Incorporation in effect before the amendments effective from the end of the said annual meeting of shareholders. (Following is same as at present.)
(New Provision)	Article 39. (Exemption of Directors and Statutory Executive Officers from Their Liabilities Prior to the Implementation of the Corporation Act) Articles 18 and 26 of the Articles of

Current Articles	Proposed Amendments
	Incorporation in effect before the amendments effective from the end of the annual meeting of shareholders with respect to the fiscal year ending March 31, 2006 is still in effect only regarding the Exemption of Directors and Statutory Executive Officers from their liabilities with respect to their action before the Implementation of the Corporation Act. (Articles 18 and 26 before the amendment) Article 18. (Limitation of Liabilities of Directors) 1. The Bank may, by a resolution of the Board of Directors of the Bank, exempt Directors (including ex-Directors) from their liabilities regarding actions provided for in Article 21-17, Paragraph 1 of the Special Exemptions Law to the extent permitted by laws and regulations. 2. The Bank may enter into an agreement with outside Directors which limits the maximum amount of their liabilities regarding actions provided for in Article 21-17, Paragraph 1 of the Special Exemptions Law to an aggregate sum of the amounts prescribed in each item of Article 266, Paragraph 19 of the Commercial Code applied *mutatis mutandis* according to the Article 21-17, Paragraph 5 of the Special Exemptions Law. Article 26. (Release of Statutory Executive Officers from Liabilities) The Bank may, by a resolution of the Board of Directors of the Bank, exempt the statutory executive officers (including ex-statutory executive officers) from their liabilities regarding actions provided for in Article 21-17, Paragraph 1 of the Special Exemption Law to the extent permitted by laws and regulations.




SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Reports Fiscal Year 2005 Financials

Tokyo (Tuesday, May 23, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today reported details of its financial results for Fiscal Year (FY) 2005, ended March 31, 2006.

"Fiscal 2005 was a year marked by strong growth in all of our strategic business lines" said Mr. Thierry Porté, President and CEO of Shinsei Bank, "we have demonstrated that we are able to perform successfully in a highly competitive market by providing an expanding range of customer acclaimed solutions to meet the needs of a growing customer base".

Fiscal Year 2005 Financial Highlights (consolidated basis)

(all figures compared to FY2004)

- Revenue grew 95.6 billion yen or 53.7% to 273.7 billion yen
- Net income increased 12.8% to 76.0 billion yen
  - Cash basis net income increased 36.4% to 101.9 billion yen
  - Fully diluted cash basis net income per share was 50.55 yen
- Expense-to-revenue ratio improved from 54.0% to 49.7%
- Return on equity was 9.3%
  - Return on equity (cash basis) was 12.4%
- Return on tangible equity of 18.8%
- Return on assets was 0.8%
  - Return on assets (cash basis) was 1.2%
- Total capital ratio improved from 11.8% to 15.5%

Fiscal Year 2005 Business Highlights

- In May 2005, THOMSON DealWatch awarded Shinsei Bank and Shinsei Securities the "Commercial Mortgage-backed Securities Deal of the Year" for 2004 for the securitization of non-recourse loan extended to Mizuho Bank, Ltd., Head Office and Otemachi Financial Center.

- In June 2005, Shinsei launched an online securities brokerage service via Shinsei's *PowerDirect* online banking through the alliance with Rakuten Securities, Inc.
- Shinsei retail bank's award winning "Color your life" campaign was successfully launched in June 2005.
- In August 2005, Shinsei Bank was ranked first in the Nihon Keizai Shimbun's customer satisfaction survey of Japanese financial institutions for the 2nd consecutive year.
- In September 2005, Shinsei formed a joint venture with NORD/LB, WestLB AG, and JC Flowers & Co., focusing on the acquisition and work-out of distressed assets portfolios of German public sector banks.
- In February 2006, Moody's upgraded Shinsei Bank's senior debt ratings from Baa1 to A3.
- In February and March of 2006, the Bank raised USD1,475 million of hybrid Tier I capital and EUR 1.0 billion of Tier 2 capital through successful debut offerings in the global debt markets of Preferred Securities and Subordinated Notes.
- On March 24, 2006, APLUS invested 10.5 billion yen to acquire 97.29% of Zen-Nichi Shinpan Co., Ltd, an installment sales company.

1. Income Statement:

Shinsei Bank's total revenue for the fiscal year ended March 31, 2006 was 273.7 billion yen, an increase of 95.6 billion yen or 53.7% compared with same period last fiscal year. The incorporation of Showa Leasing, full year impact of APLUS and strong performance of all businesses contributed to this significant increase in revenue. The revenue contribution from fees and commissions, trading and other non-interest revenue sources, including revenue from leased and installment receivables increased to 69.9% of total revenue in fiscal year 2005.

The Bank's general and administrative expenses for the fiscal year ended March 31, 2006 were 135.9 billion yen, an increase of 39.9 billion yen as compared to the previous fiscal year. The increase is largely due to the inclusion of Showa Leasing and full year impact of APLUS. This increase in expenses was partly offset by continued expense rationalization across all businesses. As a result, for the fiscal year ended March 31, 2006, the Bank's ratio of general and administrative expenses to total revenue improved from 54.0% to 49.7%.

Shinsei recorded net credit costs of 30.1 billion yen during fiscal year 2005, as compared to net credit recoveries of 0.9 billion yen for the same period last fiscal year. The increase in net credit costs in this fiscal year was largely attributable to full year impact of APLUS and inclusion of Showa Leasing. The net credit recoveries in last fiscal year were primarily attributable to a reduction in

Shinsei Bank's (non-consolidated) historical default ratio due to improvement in overall asset quality. This was partly offset by APLUS's credit costs in the second half of the last fiscal year.

Consolidated net income for the period was 76.0 billion yen, up 12.8% as compared to the same period last fiscal year. This included 25.8 billion yen of amortized consolidation (acquired) goodwill and intangible assets, net of tax benefit, related to the acquisition of APLUS and Showa Leasing. Diluted net income per share for this fiscal year ended March 31, 2006 was 50.55 yen.

Following the issuance of preferred securities and subordinated notes during the last quarter of the 2005 fiscal year, Shinsei Bank's Tier I ratio reached 10.3% and total capital adequacy ratio was 15.5% as of March 31, 2006. Net deferred tax assets constituted 2.2% of Tier I capital.

2. Business Line Results:

Shinsei Bank is a leading diversified financial institution in Japan, bringing innovative banking practices to the Japanese market with a business model based on three strategic business lines: Institutional Banking, Consumer and Commercial Finance and Retail Banking. These three business lines cover a broad range of businesses and customer segments which provide the Bank with diversified revenues.

Institutional Banking

The Institutional Banking business continued to benefit from carrying out its "solution banking" approach and bringing investment banking services and expertise to the target customer base quickly and efficiently through an integrated team of product specialists and relationship managers. This business is now positioned in Japan as a hybrid commercial and investment banking franchise.

The Institutional Banking business generated total revenue of 116.6 billion yen in the fiscal year ended March 31, 2006, an increase of 19.5 billion yen, or 20.2%, from the same period in the previous fiscal year. Total Institutional Banking expenses increased marginally to 39.1 billion yen in the fiscal year ended March 31, 2006, or 1.2 billion yen higher than the previous fiscal year. The expense to revenue ratio of the Institutional Banking business improved to 33.5% in the fiscal year 2005 compared with 39.0% for the previous fiscal year.

The Institutional Banking business delivered strong results in foreign exchange, derivatives, equities, securitization, non-recourse real estate finance, corporate loans and credit trading activities. In fiscal year 2005, Foreign exchange, derivatives and equity-related revenue grew 14.6 billion yen to 31.4 billion yen. Non-recourse real estate finance business concluded 135 new transactions resulting in revenue growth of 7.0%, or 1.3 billion yen, to 20.2 billion yen for the fiscal year ended March 31, 2006.

Corporate loans increased by 16.3%, or 400.6 billion yen, to reach 2.8 trillion yen at March 31, 2006, as compared with March 31, 2005. As a result, revenue from corporate loans increased 3.3 billion yen or 22.6% to 17.9 billion yen for the fiscal year ended March 31, 2006, compared to the same period in the previous fiscal year. In fiscal year 2005, Shinsei completed 43 new credit trading transactions with an aggregate investment amount of 76.3 billion yen and the business earned total revenue of 15.2 billion yen. In the securitization business, the Bank closed 14 new transactions in fiscal year 2005 with a total issuance amount of 277.8 billion yen. Revenue generated from securitization business increased 16.7% to 14.7 billion yen in the fiscal year ended March 31, 2006.

Consumer and Commercial Finance

The acquisition of APLUS and Showa Leasing in FY2004 transformed Consumer and Commercial Finance business into a core Shinsei Bank business that is now contributing significantly to the Bank's financial performance while adding new customers, experienced personnel, technical capabilities and employing Shinsei Bank's expertise and know-how.

In the fiscal year ended March 31, 2006, the Consumer and Commercial Finance business generated revenue of 119.7 billion yen, or 43.8% of the Bank's total revenue. Continued expense rationalization coupled with revenue growth improved the expense to revenue ratio of this business to 50.5% in the fiscal year ended March 31, 2006 compared to 60.4% for the same period in the previous fiscal year.

For the fiscal year ended March 31, 2006, APLUS recorded total revenue of 85.1 billion yen on a consolidated basis from installment shopping credit, credit cards businesses and loan guarantees. This represents 71% of total Consumer and Commercial Finance business revenue. Showa Leasing recorded revenue of 22.8 billion yen on a consolidated basis in the fiscal year 2005, or over 19% of total Consumer and Commercial Finance business revenue.

Retail Banking

The Retail Banking business continued to focus throughout the year on understanding customers' needs, expanding its range of customer-acclaimed products and enhancing distribution channels to provide customers with greater value and convenience.

Total revenue of Retail Banking increased 13.0% to 42.4 billion yen in the fiscal year 2005. Retail Banking expenses reached 34.8 billion yen in the fiscal year ended March 31, 2006, an increase of 3.1 billon yen compared to the same period in the previous fiscal year due primarily to the expansion of distribution channels and increase in customer and product support as a result of the growth in

retail banking activities.

Deposits of retail customers increased by 33.2% in the fiscal year ended March 31, 2006 due in part to the growth in structured deposits, to reach over 3.0 trillion yen as of March 31, 2006. In fiscal year 2005, the Retail Banking recorded revenue of 18.3 billion yen from deposits-related and foreign exchange fees, an increase of 1.8 billion yen compared to the same period in the previous fiscal year reflecting strong income from structured deposits. Net funds transfer revenue, which refers to the interest spread on customer deposits and debentures, grew 0.3 billion yen to 13.3 billion yen in the fiscal year ended March 31, 2006 as a result of growth in retail deposits. Fees from asset management products increased 22.6% to 7.4 billion yen for the fiscal year ended March 31, 2006 compared to the same period in the previous fiscal year.

Housing loans to retail customers grew 57.1%, or 165.3 billion yen, to 454.5 billion yen as of March 31, 2006. This resulted in Retail Banking recording 3.2 billion yen in revenue from housing loans and other lending products during fiscal year 2005.

During the fiscal year 2005, following the successful launch of Shinsei's brand strategy "Color your life", Retail Banking business acquired more than 437,000 new *PowerFlex* account customers, compared to 390,000 over the same period in the previous fiscal year. As of March 31, 2006, the Retail Banking business had more than 1.7 million retail accounts.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, income from proprietary investments, inter-company eliminations, and corporate level activities. These activities resulted in an ordinary business loss of 6.7 billion yen for the fiscal year ended March 31, 2006.

3. Balance Sheet:

Shinsei Bank's loan and bills discounted balance grew 657.1 billion yen or 19.2% to 4,087.5 billion yen during the fiscal year ended March 31, 2006. Loans to retail customers, including lending to high net worth customers, grew 60.2% or 185.6 billion yen to 493.7 billion yen. Corporate loans increased 16.3% or 400.6 billion yen to 2,851.7 billion yen. Lending to Consumer and Commercial Finance customers increased 100.7 billion yen or 36.9% to 373.3 billion yen during the fiscal year ended March 31, 2006.

Shinsei Bank continues to diversify its funding base through continuing growth in its retail deposits. Total deposits, including negotiable certificates of deposit, increased 618.9 billion yen or 17.9% to 4,071.7 billion yen during the fiscal year ended March 31, 2006. The retail deposits balance,

including high net worth customers, grew 803.0 billion yen or 34.9% during the fiscal year and has now reached 3.1 trillion yen. As a result, retail funding now represents close to 70% of total customer funding.

4. Non-performing Loans (non-consolidated):

The Bank further reduced its non-performing loans (NPLs) balance under the Financial Revitalization Law and as of March 31, 2006, total NPLs of Shinsei were 42.5 billion yen, a decline of 9.2 billion yen or 17.9% as compared to the same period last year. NPLs were 1.0% of total claims outstanding at March 31, 2006 on a non-consolidated basis.

5. Reserve for Credit Losses (non-consolidated):

The total reserve for credit losses was 111.4 billion yen as of the end of March 2006, a decline of 13.0 billion yen from the end of March 2005.

6. Dividends

As approved by the Board of Directors on May 23, 2006, Shinsei Bank will pay a dividend to common shareholders of 1.48 yen per share, as compared to 1.29 yen per share a year ago.

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Financial Highlights - Consolidated

Results of Operations [1]

(billions of yen)

(Full year comparison)	Fiscal year ended Mar. 31, 2006 (FY2005)	Fiscal year ended [1] Mar. 31, 2005 (FY2004)	Change %
Net interest income	82.2	66.8	23%
Fees and commissions	45.5	32.5	40%
Net trading income	27.5	23.9	15%
Other business income	118.3	54.6	117%
Non-interest income	191.4	111.1	72%
Total revenue [2]	273.7	178.0	54%
General and administrative expenses [2]	135.9	96.0	(42)%
Ordinary business profit *(jisshitsu gyomu jun-eki)* [2]	137.7	81.9	68%
Net credit recoveries (costs)	(30.1)	0.9	n.m. [4]
Amortization of acquired goodwill and intangible assets	(29.4)	(8.8)	(233)%
Taxes and others	(2.0)	(6.6)	70%
Net income	76.0	67.4	13%
Cash basis net income [3]	101.9	74.7	36%

(billions of yen)

(Three months comparison)	Three months ended Mar. 31, 2006 (4Q-FY2005) a	Three months ended [1] Mar. 31, 2005 (4Q-FY2004) b	Change a - b (%)	Three months ended Dec. 31, 2005 (3Q-FY2005) c	Change a - c (%)
Net interest income	21.7	23.5	(8)%	20.3	7%
Fees and commissions	9.3	12.5	(26)%	12.7	(27)%
Net trading income	6.3	4.2	49%	8.3	(24)%
Other business income	32.7	16.5	98%	31.5	4%
Non-interest income	48.4	33.3	45%	52.6	(8)%
Total revenue [2]	70.2	56.9	23%	72.9	(4)%
General and administrative expenses [2]	34.5	28.6	(21)%	34.7	1%
Ordinary business profit *(jisshitsu gyomu jun-eki)* [2]	35.6	28.3	26%	38.2	(7)%
Net credit recoveries (costs)	(7.3)	(6.2)	(18)%	(8.2)	11%
Amortization of consolidation (acquired) goodwill and intangible assets	(8.4)	(4.4)	(93)%	(6.2)	(35)%
Taxes and others	(3.4)	(3.4)	(0)%	(1.7)	(96)%
Net income	16.4	14.2	15%	21.9	(25)%
Cash basis net income [3]	23.9	17.8	34%	27.3	(12)%

(1) Certain prior period amounts have been reclassified to conform to current period presentation.
(2) Represents results based on management accounting basis
(3) Excludes amortization of APLUS and Showa Leasing's consolidation (acquired) goodwill and intangible assets, net of tax benefit.
(4) n.m. is not meaningful.

Selected Balance Sheet Data

(billions of yen)

	As of Mar. 31, 2006	As of Sep. 30, 2005	Change Amount	Change %	As of Mar. 31, 2005	Change Amount	Change %
Securities	1,494.4	1,678.2	(183.8)	(11.0)%	1,478.2	16.2	1.1%
Loans and bills discounted	4,087.5	3,828.0	259.4	6.8%	3,430.4	657.1	19.2%
Lease and installment receivables [5]	825.0	769.1	55.9	7.3%	735.8	89.2	12.1%
Intangible assets [6]	68.1	72.6	(4.4)	(6.1)%	77.2	(9.0)	(11.7)%
Consolidation (acquired) goodwill, net	226.6	229.6	(2.9)	(1.3)%	244.0	(17.3)	(7.1)%
Customers' liabilities for acceptances and guarantees	813.4	1,002.4	(188.9)	(18.8)%	1,058.1	(244.6)	(23.1)%
Total assets	9,405.0	9,142.7	262.3	2.9%	8,576.3	828.6	9.7%
Deposits (including Negotiable Certificates of Deposit)	4,071.7	3,964.3	107.3	2.7%	3,452.8	618.9	17.9%
Debentures and corporate bonds	1,316.9	1,263.7	53.1	4.2%	1,330.9	(14.0)	(1.1)%
Borrowed money	1,205.7	1,166.9	38.7	3.3%	1,160.2	45.5	3.9%
Acceptances and guarantees	813.4	1,002.4	(188.9)	(18.8)%	1,058.1	(244.6)	(23.1)%
Total liabilities	8,287.8	8,261.6	26.1	0.3%	7,735.7	552.0	7.1%
Minority interests in subsidiaries	261.8	60.4	201.3	332.9%	53.8	207.9	385.9%
Total shareholders' equity	855.3	820.6	34.6	4.2%	786.6	68.6	8.7%

(5) Lease assets are included in premises and equipment or other assets and installment receivables are a part of other assets in the consolidated balance sheet.
(6) Identified intangible assets recorded through APLUS and Showa Leasing acquisitions.

Capital Adequacy Ratio

(%, billions of yen)

	As of Mar. 31, 2006	As of Mar. 31, 2005	As of Sep. 30, 2005
Capital adequacy ratio	15.53%	11.78%	12.16%
Tier I ratio	10.27%	7.00%	7.47%
Tier I capital	738.1	463.0	517.6
Tier II capital	419.5	338.6	353.0
Risk assets	7,180.4	6,610.9	6,920.7

References

	as of the end of Mar. 2006	as of the end of Mar. 2005
Exchange rate (¥/$)	117.47	107.39
Nikkei average	17,059.66	11,565.88

Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)[1]

(billions of yen, except percentages)

	Fiscal year ended Mar. 31, 2006 (FY2005)			Six months ended Sep. 30, 2005 (1H-FY2005)			Fiscal year ended Mar. 31, 2005 (FY2004)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets [2]:									
Loans and bills discounted	**3,730.7**	**104.4**	**2.80**	3,576.5	50.8	2.83	3,099.9	77.3	2.50
Lease and installment receivables [2]	**793.7**	**46.0**	**5.80**	781.4	23.6	6.04	152.2	10.1	6.64
Securities	**1,721.4**	**16.8**	**0.98**	1,698.5	8.3	0.98	1,509.4	15.8	1.05
Other interest-earning assets [3][4]	**503.7**	**3.7**	**0.74**	356.8	2.1	1.19	553.4	8.1	1.48
Total interest-earning assets [2]	**6,749.7**	**171.0**	**2.53**	6,413.3	84.9	2.64	5,315.0	111.4	2.10
Interest-bearing liabilities:									
Deposits and negotiable certificates of deposit	**3,776.8**	**16.9**	**0.45**	3,548.5	8.0	0.45	3,096.2	13.6	0.44
Debentures	**1,152.9**	**4.7**	**0.41**	1,198.9	2.6	0.44	1,311.4	6.1	0.47
Subordinated debt	**259.7**	**5.5**	**2.13**	251.6	3.0	2.41	210.5	6.9	3.32
Borrowed money and corporate bonds	**999.3**	**12.2**	**1.22**	967.3	6.5	1.36	338.0	6.6	1.96
Other interest-bearing liabilities [4]	**229.4**	**3.3**	**1.45**	225.8	0.8	0.79	259.7	1.0	0.40
Total interest-bearing liabilities	**6,418.3**	**42.7**	**0.67**	6,192.4	21.2	0.68	5,216.0	34.4	0.66
Non interest-bearing sources of funds:									
Non interest-bearing (assets) liabilities, net	**(489.6)**	**-**	**-**	(582.7)	-	-	(659.2)	-	-
Shareholders' equity	**821.0**	**-**	**-**	803.6	-	-	758.3	-	-
Total interest-bearing liabilities and non interest-bearing sources of funds	**6,749.7**	**-**	**-**	6,413.3	-	-	5,315.0	-	-
Net interest margin [2]	**-**	**-**	**1.87**	-	-	1.96	-	-	1.44
Impact of non interest-bearing sources	**-**	**-**	**0.03**	-	-	0.02	-	-	0.01
Net revenue/yield on interest-earning assets [2]	**-**	**128.3**	**1.90**	-	63.7	1.98	-	77.0	1.45

Note:
Reclass from total revenue on interest-earning assets to total interest income.

	FY2005 Average balance	Interest	Yield/rate (%)	1H-FY2005 Average balance	Interest	Yield/rate (%)	FY2004 Average balance	Interest	Yield/rate (%)
Total revenue on interest-earning assets	**6,749.7**	**171.0**	**2.53**	6,413.3	84.9	2.64	5,315.0	111.4	2.10
Less: Income on lease and installment receivables	**793.7**	**46.0**	**5.80**	781.4	23.6	6.04	152.2	10.1	6.64
Total interest income	**5,955.9**	**125.0**	**2.10**	5,631.9	61.3	2.17	5,162.8	101.3	1.96
Total interest expense	**-**	**42.7**	**-**	-	21.2	-	-	34.4	-
Net interest income	**-**	**82.2**	**-**	-	40.1	-	-	66.8	-

(1) Certain prior period numbers have been reclassified to conform to current period presentation.
(2) Includes lease and installment receivables assets and related yields.
(3) *Interest earning deposits have been restated, by excluding cash deposits, to be consistent with prior period reporting.*
(4) Other interest-earning assets and other interest-bearing liabilities include interest swaps and fund swaps.

Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

(billions of yen, except percentages)

	Fiscal year ended Mar. 31, 2006 (FY2005)			Six months ended Sep. 30, 2005 (1H-FY2005)			Fiscal year ended Mar. 31, 2005 (FY2004)		
	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)	Average balance	Interest	Yield/rate (%)
Interest-earning assets:									
Cash and due from banks	**86.3**	**2.0**	**2.33**	72.3	1.0	2.92	134.7	2.7	2.06
Call loans	**100.9**	**0.0**	**0.02**	44.9	0.0	0.03	134.1	0.0	0.01
Receivables under resale agreements	**-**	**-**	**-**	-	-	-	1.7	0.0	0.00
Collateral related to securities borrowing transactions	**10.2**	**0.0**	**0.29**	6.4	0.0	0.49	49.5	0.0	0.01
Securities	**1,997.4**	**21.0**	**1.05**	1,977.4	11.8	1.19	1,526.0	15.5	1.01
Loans and bills discounted	**3,612.3**	**57.8**	**1.60**	3,483.9	28.8	1.65	3,186.9	58.5	1.83
Other interest-earning assets	**65.4**	**0.9**	**1.40**	82.6	0.3	0.93	93.9	0.6	0.66
Interest rate and fund swaps	**-**	**0.6**	**-**	-	0.5	-	-	4.2	-
Total interest-earning assets	**5,872.8**	**82.6**	**1.40**	5,667.7	42.7	1.50	5,127.0	81.8	1.59
Interest-bearing liabilities:									
Deposits	**3,746.5**	**16.9**	**0.45**	3,421.1	8.0	0.47	2,828.8	13.5	0.47
Negotiable certificates of deposit	**199.7**	**0.0**	**0.03**	199.6	0.0	0.02	410.1	0.1	0.03
Debentures	**1,158.6**	**4.7**	**0.40**	1,206.3	2.6	0.43	1,319.2	6.2	0.47
Call money	**127.3**	**0.0**	**0.07**	139.1	0.0	0.07	117.8	0.6	0.53
Payable under repurchase agreements	**0.6**	**0.0**	**0.00**	1.2	0.0	0.00	121.3	0.0	0.00
Collateral related to securities lending transactions	**4.9**	**0.0**	**0.55**	6.6	0.0	0.20	13.2	0.0	0.03
Borrowed money	**308.4**	**5.8**	**1.88**	324.4	3.5	2.20	326.6	8.2	2.53
Corporate bonds	**105.3**	**1.7**	**1.64**	50.0	0.1	0.42	0.9	0.0	0.39
Other interest-bearing liabilities	**0.3**	**3.0**	**860.31**	0.3	0.7	487.94	0.2	0.3	106.10
Interest rate and fund swaps	**-**	**-**	**-**	-	-	-	-	-	-
Total interest-bearing liabilities	**5,652.1**	**32.3**	**0.57**	5,348.8	15.2	0.56	5,138.7	29.1	0.56
Net interest income/yield on interest-earning assets	**5,872.8**	**50.2**	**0.85**	5,667.7	27.4	0.96	5,127.0	52.6	1.02

Per share data *(yen)*

	Fiscal year ended		Six months ended
	Mar. 31, 2006 (FY2005)	Mar. 31, 2005 (FY2004)	Sep. 30, 2005 (1H-FY2005)
Common shareholder's equity	**380.20**	329.65	354.68
Fully diluted shareholders' equity	**421.62**	390.06	404.66
Basic net income	**53.16**	46.78	26.33
Diluted net income	**37.75**	34.98	18.71

Note:
For calculation of per share data

		Mar. 31, 2006 (FY2005)	Mar. 31, 2005 (FY2004)	Sep. 30, 2005 (1H-FY2005)
(shareholders' equity)	Number of common shares [1]	**1,358,520,547**	1,358,523,191	1,358,521,003
	Fully diluted number of shares [1]	**2,028,676,851**	2,016,758,396	2,028,002,412
(net income)	Number of common shares [2]	**1,358,521,302**	1,358,529,854	1,358,521,647
	Fully diluted number of shares [2]	**2,015,832,613**	1,927,660,001	2,015,158,063

(1) Outstanding shares at the end of the respective period
(2) Weighted average number of outstanding shares during the respective period

Cash basis per share data *(yen)*

	Fiscal Year ended		Six months ended
	Mar. 31, 2006 (FY2005)	Mar. 31, 2005 (FY2004)	Sep. 30, 2005 (1H-FY2005)
Basic net income	**72.16**	52.15	35.79
Diluted net income	**50.55**	38.76	25.08

Performance Ratios *(%)*

	Fiscal Year ended		Six months ended
	Mar. 31, 2006 (FY2005)	Mar. 31, 2005 (FY2004)	Sep. 30, 2005 (1H-FY2005)
Return on assets	**0.8%**	0.9%	0.8%
Return on equity (fully diluted)	**9.3%**	8.9%	9.4%
Cash basis return on assets	**1.2%**	1.0%	1.2%
Cash basis return on equity (fully diluted)	**12.4%**	9.8%	12.5%
Expense to revenue (overhead) ratio[1]	**49.7%**	54.0%	51.1%

(1) Management accounting basis

Supplemental Financial Data and Reconciliation to Japanese GAAP Measures [1]

For the fiscal year 2005 ended March 31, 2006	(billions of yen, except per share data and percentages)
Amortization of consolidation goodwill and other intangibles	
Amortization of intangible assets	**9.0**
Associated deferred tax liability	**(3.6)**
Amortization of consolidation (acquired) goodwill	**20.4**
Total amortization of consolidation goodwill and other intangibles, net of tax benefit	**25.8**
Reconciliation of net income to cash basis net income	
Net income	**76.0**
Amortization of consolidated goodwill and other intangibles, net of tax benefit	**25.8**
Cash basis net income	**101.9**
Reconciliation of basic net income per share to cash basis basic net income per share	
Basic net income per share	**53.16**
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**19.00**
Cash basis basic net income per share	**72.16**
Reconciliation of fully diluted net income per share to cash basis fully diluted net income per share	
Fully diluted net income per share	**37.75**
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**12.80**
Cash basis fully diluted net income per share	**50.55**
Reconciliation of return on assets to cash basis return on assets	
Return on assets	**0.8**
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**0.3**
Cash basis return on assets	**1.2**
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	**9.3**
Effect of amortization of consolidation goodwill and other intangibles, net of tax benefit	**3.1**
Cash basis return on equity (fully diluted)	**12.4**
Reconciliation of return on equity to return on tangible equity	
Return on equity (fully diluted)	**9.3**
Effect of consolidation goodwill and other intangibles[2]	**9.5**
Return on tangible equity (fully diluted)	**18.8**

(1) Reflects adjustments of consolidation (acquired) goodwill and other intangibles associated with the acquisition of APLUS and Showa Leasing.
(2) Net income excludes amortization of consolidation (acquired) goodwill and other intangibles, net of tax benefit. Average shareholders' equity excludes consolidation (acquired) goodwill and other intangibles.

Business Line Ordinary Business Profit[1][2]

(billions of yen)

For Fiscal Year 2005 ended March 31, 2006

	Institutional Banking	Consumer and Commercial Finance (*)	Retail Banking	ALM/ Corporate/ Other [3]	Total
Total revenue	116.6	119.7	42.4	(5.1)	273.7
General and administrative expenses	39.1	60.4	34.8	1.6	135.9
Ordinary business profit (loss)	77.5	59.3	7.6	(6.7)	137.7

(※) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other [4]	Consumer and Commercial Finance
Total revenue	85.1	22.8	11.7	119.7
General and administrative expenses	43.0	10.5	6.8	60.4
Ordinary business profit	42.0	12.2	4.9	59.3

For Fiscal Year 2004 ended March 31, 2005

	Institutional Banking	Consumer and Commercial Finance (*)	Retail Banking	ALM/ Corporate/ Other [3]	Total
Total revenue	97.0	43.2	37.5	0.1	178.0
General and administrative expenses	37.8	26.1	31.6	0.4	96.0
Ordinary business profit (loss)	59.1	17.1	5.9	(0.2)	81.9

(*) breakdown of Consumer and Commercial Finance	APLUS	Showa Leasing	Other [4]	Consumer and Commercial Finance
Total revenue	36.2	-	7.0	43.2
General and administrative expenses	20.3	-	5.7	26.1
Ordinary business profit	15.8	-	1.2	17.1

(1) Certain prior period amounts have been reclassified to conform to current period presentation.

(2) Represents results based on management accounting basis.

(3) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, and corporate level expenses.

(4) Includes unallocated Consumer and Commercial Finance sub-group expenses.

Earnings Forecast for Fiscal Year 2006

(Consolidated) (billions of yen)

	Fiscal year ended Mar. 31, 2007 (FY2006) Forecast	Mar. 31, 2006 (FY2005) Actual
Net income	84.0	76.0
Cash basis net income [5]	107.0	101.9

(5) Excludes amortization of APLUS and Showa Leasing's acquired (consolidation) goodwill and intangible assets, net of tax benefit.

(Non-consolidated) [6] (billions of yen (other than dividends))

	Fiscal year ended Mar. 31, 2007 (FY2006) Forecast	Mar. 31, 2006 (FY2005) Actual
Net business profit	77.0	69.1
Net income	75.0	74.8
Dividends (in yen)		
Common stock	3.32	2.96
Class A preferred share	13.00	13.00
Class B preferred share	4.84	4.84

(6) Revitalization plan basis

Above forecasts are based on current assumptions of future events and trends, which may be incorrect. Actual results may differ materially from those in the statements as a results of various factors.

Consolidated Statements of Income

(millions of yen)

	Fiscal year ended Mar. 31, 2006 (FY2005) a	Fiscal year ended Mar. 31, 2005 (FY2004) b	Change a-b	%
Interest on loans	**104,438**	77,353	27,085	35.0%
Interest and dividends on securities	**16,879**	15,862	1,017	6.4%
Other interest income	**3,711**	8,181	(4,470)	(54.6)%
Interest income	**125,029**	101,396	23,633	23.3%
Fees and commissions income	**68,263**	57,690	10,573	18.3%
Trading profits	**27,665**	23,992	3,673	15.3%
Other business income	**268,611**	38,231	230,380	602.6%
Other ordinary income	**39,487**	27,330	12,157	44.5%
Ordinary income	**529,057**	248,641	280,416	112.8%
Interest on deposits, including negotiable certificates of deposit	**16,934**	13,671	3,263	23.9%
Interest and discounts on debentures	**4,709**	6,184	(1,475)	(23.9)%
Interest on borrowings	**14,598**	12,924	1,674	13.0%
Other interest expenses	**6,486**	1,716	4,770	278.0%
Interest expenses	**42,729**	34,497	8,232	23.9%
Fees and commissions expenses	**22,767**	15,308	7,459	48.7%
Trading losses	**152**	–	152	100.0%
Other business expenses	**186,283**	15,475	170,808	1103.8%
General and administrative expenses	**136,596**	97,317	39,279	40.4%
Provision of reserve for loan losses	**25,962**	–	25,962	100.0%
Amortization of consolidation goodwill	**20,397**	4,918	15,479	314.7%
Amortization of identified intangible assets	**9,047**	3,919	5,128	130.8%
All other	**13,649**	22,751	(9,102)	(40.0)%
Other ordinary expenses	**69,057**	31,588	37,469	118.6%
Ordinary expenses	**457,586**	194,186	263,400	135.6%
Net ordinary income	**71,471**	54,454	17,017	31.3%
Special gains	**3,703**	11,845	(8,142)	(68.7)%
Special losses	**1,463**	702	761	108.4%
Income before income taxes and minority interests	**73,711**	65,597	8,114	12.4%
Income tax (current)	**3,733**	1,438	2,295	159.6%
Income tax (deferred)	**(11,414)**	(3,444)	(7,970)	231.4%
Minority interests in net income of subsidiaries	**5,293**	168	5,125	3050.6%
Net income	**76,099**	67,435	8,664	12.8%

(billions of yen)

(Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) [1]	**137.7**	81.9	**55.8**	**68.1%**
yen / US$	**@117.47**	@107.39		

(1) Management accounting basis

Consolidated Balance Sheets

-- Assets

(millions of yen)

	As of Mar. 31, 2006	As of Mar. 31, 2005	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**488,601**	277,593	211,008	76.0%
Call loans	**50,000**	70,000	(20,000)	(28.6)%
Collateral related to securities borrowing transactions	**33,107**	3,744	29,363	784.3%
Other monetary claims purchased	**273,937**	320,379	(46,442)	(14.5)%
Trading assets	**193,581**	168,501	25,080	14.9%
Monetary assets held in trust	**456,167**	372,224	83,943	22.6%
Securities	**1,494,489**	1,478,219	16,270	1.1%
Loans and bills discounted	**4,087,561**	3,430,421	657,140	19.2%
Foreign exchanges	**12,140**	8,550	3,590	42.0%
Other assets	**974,398**	850,440	123,958	14.6%
Premises and equipment	**415,522**	418,938	(3,416)	(0.8)%
Deferred discounts on and issuance expenses for debentures	**177**	284	(107)	(37.7)%
Deferred tax assets	**30,022**	24,623	5,399	21.9%
Consolidation goodwill, net	**226,692**	244,042	(17,350)	(7.1)%
Customers' liabilities for acceptances and guarantees	**813,480**	1,058,161	(244,681)	(23.1)%
Reserve for credit losses	**(144,868)**	(149,799)	4,931	(3.3)%
Total assets	**9,405,013**	8,576,328	828,685	9.7%
yen / US$	@117.47	@107.39		

Consolidated Balance Sheets

-- Liabilities, minority interests in subsidiaries and shareholders' equity

(millions of yen)

	As of Mar. 31, 2006	As of Mar. 31, 2005	Change	
	a	b	a-b	%
<<Liabilities>>				
Deposits, including negotiable certificates of deposit	**4,071,758**	3,452,813	618,945	17.9%
Debentures	**1,018,909**	1,242,632	(223,723)	(18.0)%
Call money	**30,000**	204,295	(174,295)	(85.3)%
Commercial paper	**133,200**	13,300	119,900	901.5%
Trading liabilities	**149,990**	69,101	80,889	117.1%
Borrowed money	**1,205,765**	1,160,265	45,500	3.9%
Foreign exchanges	**39**	20	19	95.0%
Corporate bonds	**298,002**	88,344	209,658	237.3%
Other liabilities	**535,753**	412,763	122,990	29.8%
Accrued employees bonuses	**13,886**	10,276	3,610	35.1%
Reserve for bonuses to directors	**13**	–	13	100.0%
Reserve for retirement benefits	**3,309**	3,376	(67)	(2.0)%
Reserve for loss on disposition of premises and equipment	–	153	(153)	(100.0)%
Reserve under special law	**2**	2	0	0.0%
Deferred tax liabilities	**13,718**	20,262	(6,544)	(32.3)%
Acceptances and guarantees	**813,480**	1,058,161	(244,681)	(23.1)%
Total liabilities	**8,287,832**	7,735,769	552,063	7.1%
Minority interests in subsidiaries	**261,845**	53,891	207,954	385.9%
<<Shareholders' equity>>				
Capital stock	**451,296**	451,296	–	–
Capital surplus	**18,558**	18,558	–	–
Retained earnings	**379,502**	311,039	68,463	22.0%
Net unrealized gain on securities available-for-sale, net of taxes	**2,208**	3,043	(835)	(27.4)%
Foreign currency transaction adjustments	**3,781**	2,738	1,043	38.1%
Treasury stock, at cost	**(12)**	(9)	(3)	33.3%
Total shareholders' equity	**855,335**	786,667	68,668	8.7%
Total liabilities, minority interest in subsidiaries and shareholders' equity	**9,405,013**	8,576,328	828,685	9.7%
yen / US$	@117.47	@107.39		

Consolidated Statements of Capital Surplus and Retained Earnings

(millions of yen)

	As of Mar. 31, 2006 a	As of Mar. 31, 2005 b	**Change**	
			a-b	%
[Capital surplus]				
Balance at beginning of year	**18,558**	18,558	-	-
Balance at end of year	**18,558**	18,558	-	-
[Retained earnings]				
Balance at beginning of year	**311,039**	250,737	60,302	24.0%
Increase	**76,099**	67,435	8,664	12.8%
Net income	**76,099**	67,435	8,664	12.8%
Decrease	**7,636**	7,133	503	7.1%
Dividends paid	**7,635**	7,133	502	7.0%
Bonuses to directors of consolidated subsidiaries	**0**	-	0	100.0%
Balance at end of year	**379,502**	311,039	68,463	22.0%

Note: The table represents a translation of the original consolidated statements of capital surplus and retained earnings prepared in the Japanese language in accordance with regulations of consolidated financial statements.

Consolidated Statements of Cash Flows

(millions of yen)

	Fiscal year ended Mar.31, 2006	Fiscal year ended Mar. 31, 2005	Change
I. Cash flows from operating activities:			
Income before income taxes and minority interests	73,711	65,597	8,114
Depreciation (other than leased assets)	4,198	3,706	492
Depreciation of leased assets	138,104	-	138,104
Amortization of consolidation goodwill	20,397	4,918	15,479
Amortization of identified intangible assets	9,047	3,919	5,128
Equity in net income of affiliates	(4,114)	(1,762)	(2,352)
Net change in reserve for credit losses	(4,940)	(28,083)	23,143
Net change in accrued employees bonuses	3,483	319	3,164
Net change in reserve for retirement benefits	(654)	576	(1,230)
Net change in reserve for loss on disposition of premises and equipment	(153)	153	(306)
Net change in provision of reserve for loss on sale of bonds	-	(1,918)	1,918
Interest income	(125,029)	(101,396)	(23,633)
Interest expenses	42,729	34,497	8,232
Gain on securities sold	(5,788)	(11,752)	5,964
Gain on monetary assets held in trust	(6,648)	(2,431)	(4,217)
Net exchange gain	(779)	(4,850)	4,071
Net loss on sale of premises and equipment	203	517	(314)
Net gain on sale of leased assets	(1,761)	-	(1,761)
Net change in trading assets	(25,079)	466,594	(491,673)
Net change in trading liabilities	80,889	(23,130)	104,019
Net change in loans and bills discounted	(698,761)	(506,571)	(192,190)
Net change in deposits	834,179	816,785	17,394
Net change in negotiable certificates of deposit	(215,234)	(98,461)	(116,773)
Net change in debentures	(223,723)	(115,388)	(108,335)
Net change in borrowed money (other than subordinated debt)	76,499	56,030	20,469
Net change in corporate bonds (other than subordinated bonds)	18,001	9,357	8,644
Net change in deposits (other than non-interest-bearing deposits)	(28,707)	136,664	(165,371)
Net change in call loans	20,000	(70,000)	90,000
Net change in other monetary claims purchased	48,179	(72,774)	120,953
Net change in collateral related to securities borrowing transactions	(29,363)	14,377	(43,740)
Net change in payables under repurchase agreements	-	(445,634)	445,634
Net change in call money	(174,295)	91,735	(266,030)
Net change in commercial paper	119,900	(3,786)	123,686
Net change in collateral related to securities lending transactions	-	(29,275)	29,275
Net change in foreign exchange assets	(3,589)	939	(4,528)
Net change in foreign exchange liabilities	18	16	2
Net change in net trust account	936	24,422	(23,486)
Interest received	142,198	122,569	19,629
Interest paid	(41,464)	(33,534)	(7,930)
Net change in trading securities	(114,114)	24,381	(138,495)
Net change in monetary assets held in trust	(59,176)	12,454	(71,630)
Net change in leased assets	(125,396)	-	(125,396)
Others, net	(22,844)	(106,335)	83,491
Subtotal	(278,941)	233,446	(512,387)
Income taxes paid	(2,056)	(1,397)	(659)
Net cash (used in) provided by operating activities	(280,998)	232,048	(513,046)
II. Cash flows from investing activities:			
Purchase of securities	(3,380,505)	(4,378,272)	997,767
Proceeds from sale of securities	688,041	634,712	53,329
Proceeds from maturity of securities	2,825,196	3,589,334	(764,138)
Investment in monetary assets held in trust	(38,803)	(92,867)	54,064
Proceeds from disposition of monetary assets held in trust	20,685	17,475	3,210
Purchase of premises and equipment (other than leased assets)	(6,488)	(7,301)	813
Proceeds from sale of premises and equipment (other than leased assets)	2,136	595	1,541
Payment for acquisition of new subsidiaries	(10,239)	(75,875)	65,636
Proceeds from acquisition of new subsidiaries	-	10,020	(10,020)
Proceeds from sale of subsidiary's stocks	32,616	-	32,616
Others, net	3,103	1,380	1,723
Net cash provided by (used in) investing activities	135,741	(300,798)	436,539
III. Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	46,000	-	46,000
Repayment of subordinated debt	(77,000)	(19,000)	(58,000)
Proceeds from issuance of subordinated corporate bonds	199,870	50,000	149,870
Payment for redemption of subordinated bonds	(11,166)	(2,570)	(8,596)
Proceeds from issuance of preferred shares to minority shareholders of subsidiaries	174,958	52,500	122,458
Dividends paid	(7,635)	(7,133)	(502)
Dividends paid to minority shareholders of subsidiaries	(1,310)	-	(1,310)
Purchase of treasury stock	(1)	(3)	2
Net cash provided by financing activities	323,713	73,793	249,920
IV. Foreign currency translation adjustments on cash and cash equivalents	31	3	28
V. Net change in cash and cash equivalents	178,487	5,047	173,440
VI. Cash and cash equivalents at beginning of year	162,226	157,178	5,048
VII. Cash and cash equivalents at end of year	340,713	162,226	178,487

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Non-Consolidated Financial Results [and Projections]

(billions of yen)

	For the fiscal year ended Mar. 31, 2006 (FY2005)	For the fiscal year ended Mar. 31, 2005 (FY2004)	Change	For the fiscal year ended Mar. 31, 2007 (FY2006) Forecast
Gross business profit *(gyomu sorieki)* (1)	**142.4**	123.8	18.6	
Net interest income	**53.1**	54.8	(1.6)	
Net fees and commissions (1)	**50.9**	41.0	9.9	
Net trading income	**20.2**	22.1	(1.9)	
Net other business income	**18.0**	5.7	12.2	
General & administrative expenses	**73.2**	68.8	4.3	
Net business profit *(jisshitsu gyomu jun-eki)* (1)	**69.1**	54.9	14.2	77.0
Net income	**74.8**	68.0	6.7	75.0

Credit recoveries (costs)	**4.9**	16.3	(11.4)	
Reversal (provision) of reserve for credit losses	**5.4**	17.8	(12.3)	

(1) Includes income from monetary assets held in trust of 39.5 billion yen for the fiscal year ended Mar. 31, 2006 and 29.3 billion yen for the fiscal year ended Mar. 31, 2005.

2. Non-performing Loans

Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(billions of yen, %)

	As of Mar. 31, 2006 a	As of Mar. 31, 2005 b	Change a-b	As of Sep. 30, 2005 c	Change a-c
Claims against bankrupt and quasi-bankrupt obligors	**0.7**	3.1	(2.4)	2.4	(1.7)
Doubtful claims	**20.7**	42.1	(21.4)	28.3	(7.6)
Substandard claims	**21.1**	6.5	14.6	15.4	5.7
Total non-performing loans (A)	**42.5**	51.8	(9.2)	46.1	(3.6)
Total claims (B)	**4,129.0**	3,621.1	507.9	3,967.0	162.0
% of total claims outstanding (A) / (B)	**1.03%**	1.43%	0.40%	1.16	(0.13)%
(ref.) At or below "need caution" level	**119.3**	123.7	(4.4)	190.1	(70.8)

3. Coverage Ratios for Non-Performing Claims Disclosed Under the Financial Revitalization Law (Non-Consolidated)

(millions of yen, %)

	Amount of claims			Amount of coverage	Coverage ratio
		Reserve for loan losses	Collateral and guarantees		
Claims against bankrupt and quasi-bankrupt obligors	**713**	-	713	713	100.0
Doubtful claims	**20,715**	17,734	1,021	18,755	90.5
Substandard claims	**21,093**	7,713	5,749	13,462	63.8
Total	**42,522**	25,447	7,483	32,931	77.4

4. Risk Monitored Loans

(Consolidated) *(millions of yen)*

	Mar. 31, 2006	Change from Mar. 31, 2005	Change from Sep. 30, 2005	Mar. 31, 2005	Sep. 30, 2005
Loans to bankrupt obligors	**1,889**	(733)	(1,459)	2,622	3,348
Non-accrual delinquent loans	**36,347**	(11,834)	(11,862)	48,181	48,209
Loans past due for 3 months or more	**3,125**	(2,474)	595	5,599	2,530
Restructured loans	**42,832**	19,218	6,764	23,614	36,068
Total risk monitored loans	**84,195**	4,177	(5,962)	80,018	90,157
Loans and bills discounted	**4,087,561**	657,140	259,491	3,430,421	3,828,070

(% to total loans)

	Mar. 31, 2006	Change from Mar. 31, 2005	Change from Sep. 30, 2005	Mar. 31, 2005	Sep. 30, 2005
Loans to bankrupt obligors	**0.0%**	(0.1)%	(0.1)%	0.1%	0.1%
Non-accrual delinquent loans	**0.9%**	(0.5)%	(0.4)%	1.4%	1.3%
Loans past due for 3 months or more	**0.1%**	(0.1)%	0.0%	0.2%	0.1%
Restructured loans	**1.0%**	0.3%	0.1%	0.7%	0.9%
Total risk monitored loans	**2.1%**	(0.2)%	(0.3)%	2.3%	2.4%

(Non-Consolidated) *(millions of yen)*

	Mar. 31, 2006	Change from Mar. 31, 2005	Change from Sep. 30, 2005	Mar. 31, 2005	Sep. 30, 2005
Loans to bankrupt obligors	**586**	(1,744)	(986)	2,330	1,572
Non-accrual delinquent loans	**20,443**	(20,810)	(7,105)	41,253	27,548
Loans past due for 3 months or more	**24**	(3,146)	(81)	3,170	105
Restructured loans	**21,069**	17,750	5,771	3,319	15,298
Total risk monitored loans	**42,123**	(7,950)	(2,401)	50,073	44,524
Loans and bills discounted	**3,961,246**	517,525	173,229	3,443,721	3,788,017

(% to total loans)

	Mar. 31, 2006	Change from Mar. 31, 2005	Change from Sep. 30, 2005	Mar. 31, 2005	Sep. 30, 2005
Loans to bankrupt obligors	**0.0%**	(0.1)%	0.0%	0.1%	0.0%
Non-accrual delinquent loans	**0.5%**	(0.7)%	(0.2)%	1.2%	0.7%
Loans past due for 3 months or more	**0.0%**	(0.1)%	0.0%	0.1%	0.0%
Restructured loans	**0.5%**	0.4%	0.1%	0.1%	0.4%
Total risk monitored loans	**1.1%**	(0.4)%	(0.1)%	1.5%	1.2%

5. Reserve for Credit Losses

(Consolidated) *(millions of yen)*

	Mar. 31, 2006	Change from Mar. 31, 2005	Change from Sep. 30, 2005	Mar. 31, 2005	Sep. 30, 2005
Reserve for credit losses	**144,868**	(4,931)	(11,112)	149,799	155,980
General	**89,043**	23,633	12,969	65,410	76,074
Specific	**55,819**	(28,564)	(24,070)	84,383	79,889
Restructuring countries	**5**	0	(11)	5	16

(Non-Consolidated) *(millions of yen)*

	Mar. 31, 2006	Change from Mar. 31, 2005	Change from Sep. 30, 2005	Mar. 31, 2005	Sep. 30, 2005
Reserve for credit losses	**111,421**	(13,078)	(3,177)	124,499	114,598
General	**60,220**	4,057	869	56,163	59,351
Specific	**51,196**	(17,134)	(4,035)	68,330	55,231
Restructuring countries	**5**	0	(11)	5	16

6. Reserve Ratio to Risk Monitored Loans

(Consolidated)

	Mar. 31, 2006			Mar. 31, 2005	Sep. 30, 2005
		Change from Mar. 31, 2005	Change from Sep. 30, 2005		
% on risk monitored loans	172.1%	(15.1)%	(0.9)%	187.2%	173.0%

(Non-Consolidated)

	Mar. 31, 2006			Mar. 31, 2005	Sep. 30, 2005
		Change from Mar. 31, 2005	Change from Sep. 30, 2005		
% on risk monitored loans	264.5%	15.9%	7.1%	248.6%	257.4%

7. Unrealized Gains on Available-for Sale Securities

(Consolidated)

As of March 31, 2006 *(millions of yen)*

	Unrealized gains		
		Gains	Losses
Equities	**5,564**	**5,678**	**114**
Bonds	**(4,693)**	**66**	**4,760**
Other	**2,675**	**3,390**	**715**
Total	**3,546**	**9,136**	**5,590**

As of March 31, 2005 *(millions of yen)*

	Unrealized gains		
		Gains	Losses
Equities	1,784	1,788	3
Bonds	791	1,031	240
Other	2,682	3,494	812
Total	5,257	6,314	1,056

(Non-consolidated)

As of March 31, 2006 *(millions of yen)*

	Unrealized gains		
		Gains	Losses
Equities	**1,569**	**1,580**	**11**
Bonds	**(4,714)**	**31**	**4,746**
Other	**2,685**	**3,390**	**705**
Total	**(460)**	**5,002**	**5,462**

As of March 31, 2005 *(millions of yen)*

	Unrealized gains		
		Gains	Losses
Equities	1,208	1,208	-
Bonds	740	981	240
Other	2,657	3,470	812
Total	4,607	5,660	1,053

8. Balance of Housing Loans (Non-Consolidated)

(millions of yen)

	Mar. 31, 2006			Mar. 31, 2005	Sep. 30, 2005
		Change from Mar. 31, 2005	Change from Sep. 30, 2005		
Balance of housing loans	**454,561**	165,299	68,589	289,262	385,972

9. Balance of Deposits (Non-Consolidated)

(millions of yen)

	Mar. 31, 2006			Mar. 31, 2005	Sep. 30, 2005
		Change from Mar. 31, 2005	Change from Sep. 30, 2005		
Balance of deposits (including NCDs)	**4,158,192**	629,313	111,256	3,528,879	4,046,936
Balance of deposits from individuals	**3,081,691**	803,946	267,746	2,277,745	2,813,945

10. Subsidiaries and Affiliates

	Mar. 31, 2006	Mar. 31, 2005
Consolidated subsidiaries	**82**	76
Affiliates accounted for using the equity method	**13**	9

11. Expense for Retirement Benefit (Consolidated)

(millions of yen)

	Mar. 31, 2006
Expense for retirement benefit	4,344

12. Derivative Transactions Based on Hedge Accounting

(Consolidated) *(billions of yen)*

	As of March 31, 2006			
	Within 1 year	Over 1 year and within 5 years	Over 5 years	Total
Interest rate swap				
Receive fixed and pay floating	6.2	282.7	281.2	570.2
Receive floating and pay fixed	10.1	37.5	10.8	58.5
Receive floating and pay floating	-	0.5	-	0.5
Total notional principal amount	16.3	320.8	292.1	629.3
Currency swap				
Total notional principal amount	242.9	166.9	173.2	583.1

(Non-Consolidated) *(billions of yen)*

	As of March 31, 2006			
	Within 1 year	Over 1 year and within 5 years	Over 5 years	Total
Interest rate swap				
Receive fixed and pay floating	6.2	282.7	281.2	570.2
Receive floating and pay fixed	0.1	37.5	10.8	48.5
Receive floating and pay floating	-	0.5	-	0.5
Total notional principal amount	6.3	320.8	292.1	619.3
Currency swap				
Total notional principal amount	242.9	166.9	173.2	583.1

13. Problem Claims

A. Losses on Disposals

(Consolidated) *(billions of yen)*

	Net provision of general reserve for loan losses	Disposal of problem claims (Banking account)	Disposal of problem claims (Trust account)	Total credit costs
FY2005	**30.0**	**0.1**	**-**	**30.1**
1H-FY2005	27.6	(13.0)	-	14.5
FY2004	(2.7)	1.7	-	(0.9)

(Non-Consolidated) *(billions of yen)*

	Net provision of general reserve for loan losses	Disposal of problem claims (Banking account)	Disposal of problem claims (Trust account)	Total credit costs
FY2005	**4.1**	**(9.0)**	**-**	**(4.9)**
1H-FY2005	3.1	(5.5)	-	(2.3)
FY2004	(5.2)	(11.0)	-	(16.3)

B. Outstanding of Non-Performing Loans

(billions of yen)

	Self assessment				
	Bankruptcy and virtually bankrupt obligors (a)	Possibly bankrupt obligors (b)	Below possibly bankrupt obligors (a)+(b)	Need caution obligors	Total (a)+(b)+(c)
Mar. 31, 2006	**0.7**	**20.7**	**21.4**	**97.9**	**119.3**
Sep. 30, 2005	2.3	28.2	30.6	159.4	190.1
Mar. 31, 2005	3.1	42.1	45.2	78.4	123.7

	Claims under the Financial Revitalization Law	
	Substandard claims (d)	Total (a)+(b)+(d)
Mar. 31, 2006	**21.1**	**42.5**
Sep. 30, 2005	15.4	46.1
Mar. 31, 2005	6.5	51.8

C. Final Disposal of Claims and New Claims

Balance of Claims

(full year comparison) *(billions of yen)*

	Claims against bankrupt and quasi-bankrupt obligors (a)	Doubtful claims (b)	Total (a)+(b)
Newly added from March 31, 2005 to March 31, 2006	**0.7**	**3.3**	**3.9**
Off balanced from March 31, 2005 to March 31, 2006	**(4.5)**	**(23.3)**	**(27.8)**
Increase (decrease) from March 31, 2005 to March 31, 2006	**(2.4)**	**(21.4)**	**(23.9)**
Mar. 31, 2006	**0.7**	**20.7**	**21.4**
Mar. 31, 2005	3.1	42.1	45.3

Note:
* The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2006 includes 0.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.
* The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2005 includes 2.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.

(second half comparison) *(billions of yen)*

	Claims against bankrupt and quasi-bankrupt obligors (a)	Doubtful claims (b)	Total (a)+(b)
Newly added from September 30, 2005 to March 31, 2006	**0.5**	**0.1**	**0.6**
Off balanced from September 30, 2005 to March 31, 2006	**(2.1)**	**(7.7)**	**(9.8)**
Increase (decrease) from September 30, 2005 to March 31, 2006	**(1.7)**	**(7.5)**	**(9.2)**
Sep. 30, 2005	**2.4**	**28.3**	**30.7**

Note:
* The balance of claims against bankrupt and quasi-bankrupt obligors as of September 30, 2005 includes 2.2 billion yen of claims not appearing on the balance sheet as a result of off-balance arrangements.

D. Details of Arrangements to Remove Claims from the Balance Sheet

(billions of yen)

	Disposal by liquidation (A)	Disposal by obligor revitalization (B)	Disposal by improvement in conditions accompanying obligor revitalization (C)	Securitization Total (D)	Securitization Sale to RCC
FY2005	**(0.1)**	**(1.2)**	-	**(5.6)**	-
1H-FY2005	-	(0.9)	-	(0.0)	-
FY2006 forecast	-	-	-	-	-

(billions of yen)

	Write-off (E)	Other total (F)	Collection & repayment (G)	Business improvement (H)	Total (sum of A through F)
FY2005	**2.8**	**(23.7)**	**(12.9)**	**(10.7)**	**(27.8)**
1H-FY2005	(0.8)	(19.3)	(8.8)	(10.4)	(21.0)
FY2006 forecast	-	-	-	-	-

E. Financial Support for Borrowers

(billions of yen, number)

	Amount	Number of cases	Company
Debt forgiveness	-	-	
Based on private liquidation guideline	-	-	
Debt equity swap	-	-	
Underwriting of preferred shares	-	-	
Total	-	-	

F. Reserve Ratio by Obligor

	As of Mar. 31, 2006	As of Sep. 30, 2005	As of Mar. 31, 2005
(i) Legally or virtually bankrupt obligors (out of unsecured portion of claims)	100.00%	100.00%	100.00%
(ii) Possibly bankrupt obligors (out of unsecured portion of claims)	89.91%	88.55%	92.98%
(iii) Substandard obligors (out of unsecured portion of claims)	51.32%	61.67%	83.92%
(iv) Caution obligors (except for substandard obligors) (out of unsecured portion of claims)	29.99%	47.69%	30.29%
(out of total claims)	9.43%	9.19%	11.37%
(v) Normal obligors (out of total claims)	0.40%	0.43%	0.73%

G. Reserve by Discounted Cash Flow Method

Since fiscal year 2002, we have established reserves for loan losses using the DCF method to more than 90% of claims, by balance, against substandard obligors and possibly bankrupt obligors.

14. Distributable Surplus for Public Funds

(billions of yen)

	Shinsei Bank	
Unappropreated retained earnings on Mar. 31, 2006	372.7	(retained earnings except for legal reserve)
Net unrealized gain on securities available-for-sale, net of taxes on Mar. 31, 2006	2.6	
Dividends necessary in full year for preferred shares injected by public funds	3.8	

Non-Consolidated Statements of Income

(millions of yen)

	Fiscal year ended Mar. 31, 2006 (FY2005)	Fiscal year ended Mar. 31, 2005 (FY2004)	**Change**	
	a	b	**a-b**	%
Interest on Loans	**57,895**	58,569	(674)	(1.2)%
Interest and dividends on securities	**21,036**	15,551	5,485	35.3%
Other interest income	**3,689**	7,705	(4,016)	(52.1)%
Interest income	**82,620**	81,826	794	1.0%
Fees and commissions income	**22,065**	20,516	1,549	7.6%
Trading profits	**20,740**	22,305	(1,565)	(7.0)%
Other business income	**23,523**	10,765	12,758	118.5%
Other Ordinary Income	**48,334**	37,654	10,680	28.4%
Ordinary Income	**197,284**	173,068	24,216	14.0%
Interest on deposits, including negotiable certificates of deposit	**16,994**	13,713	3,281	23.9%
Interest on debentures	**4,720**	6,201	(1,481)	(23.9)%
Interest on other borrowings	**5,895**	8,896	(3,001)	(33.7)%
Other interest expenses	**4,787**	316	4,471	1,414.9%
Interest expenses	**32,398**	29,127	3,271	11.2%
Fees and commissions expenses	**10,659**	8,859	1,800	20.3%
Trading losses	**463**	113	350	309.7%
Other business expenses	**5,415**	4,939	476	9.6%
General and administrative expenses	**73,860**	70,088	3,772	5.4%
Other operating expenses	**13,990**	13,242	748	5.6%
Ordinary expenses	**136,787**	126,370	10,417	8.2%
Net ordinary income	**60,497**	46,697	13,800	29.6%
Special gains	**6,261**	18,737	(12,476)	(66.6)%
Special losses	**119**	575	(456)	(79.3)%
Income before income taxes	**66,639**	64,859	1,780	2.7%
Income tax (current)	**(5,991)**	(2,374)	(3,617)	(152.4)%
Income tax (deferred)	**(2,260)**	(864)	(1,396)	(161.6)%
Net income	**74,890**	68,097	6,793	10.0%
Unappropriated retained earnings brought forward	**302,595**	243,351	59,244	24.3%
Interim cash dividends	**3,947**	3,688	259	7.0%
Appropriation to legal reserve	**789**	737	52	7.1%
Unappropriated retained earnings at the end of fiscal year	**372,749**	307,022	65,727	21.4%
yen / US$	**@117.47**	**@107.39**		

Non-Consolidated Balance Sheets -- Assets

(millions of yen)

	As of Mar. 31, 2006	As of Mar. 31, 2005	Change	
	a	b	a-b	%
<<Assets>>				
Cash and due from banks	**315,282**	162,208	153,074	94.4%
Call loans	**50,000**	70,000	(20,000)	(28.6)%
Collateral related to securities borrowing transactions	**33,107**	3,744	29,363	784.3%
Other monetary claims purchased	**40,233**	108,410	(68,177)	(62.9)%
Trading assets	**173,315**	166,817	6,498	3.9%
Monetary assets held in trust	**556,448**	415,395	141,053	34.0%
Securities	**1,809,798**	1,820,753	(10,955)	(0.6)%
Loans and bills discounted	**3,961,246**	3,443,721	517,525	15.0%
Foreign exchanges	**12,140**	8,550	3,590	42.0%
Other assets	**282,669**	220,972	61,697	27.9%
Premises and equipment	**26,701**	26,499	202	0.8%
Deferred discounts on and issuance expenses for debentures	**177**	285	(108)	(37.9)%
Deferred tax assets	**27,965**	23,543	4,422	18.8%
Customers' liabilities for acceptances and guarantees	**30,985**	49,896	(18,911)	(37.9)%
Reserve for credit losses	**(111,421)**	(124,499)	13,078	10.5%
Total assets	**7,208,651**	6,396,302	812,349	12.7%
yen / US$	@117.47	@107.39		

Non-Consolidated-Balance Sheets

-- Liabilities and shareholders' equity

(millions of yen)

	As of Mar. 31, 2006 a	As of Mar. 31, 2005 b	Change a-b	%
<<Liabilities>>				
Deposits, including negotiable certificates of deposit	**4,158,192**	3,528,879	629,313	17.8%
Debentures	**1,021,419**	1,246,862	(225,443)	(18.1)%
Call money	**30,000**	204,295	(174,295)	(85.3)%
Trading liabilities	**129,059**	64,296	64,763	100.7%
Borrowed money	**314,789**	325,394	(10,605)	(3.3)%
Foreign exchanges	**325**	289	36	12.5%
Corporate Bonds	**447,024**	50,000	397,024	794.0%
Other liabilities	**213,567**	128,663	84,904	66.0%
Accrued employees bonuses	**10,040**	7,616	2,424	31.8%
Reserve for retirement benefits	**200**	1,010	(810)	(80.2)%
Reserve for loss on disposition of premises and equipment	**-**	153	(153)	(100.0)%
Acceptances and guarantees	**30,985**	49,896	(18,911)	(37.9)%
Total liabilities	**6,355,605**	5,607,357	748,248	13.3%
<<Shareholders' equity>>				
Capital stock	**451,296**	451,296	–	–
Capital surplus	**18,558**	18,558	–	–
Additional paid-in capital	**18,558**	18,558	–	–
Retained earnings	**380,526**	313,272	67,254	21.5%
Appropriated for Legal Reserve	**7,777**	6,249	1,528	24.5%
Unappropriated retained earnings	**372,749**	307,022	65,727	21.4%
Net income	**74,890**	68,097	6,793	10.0%
Net unrealized gain on securities available-for-sale, net of taxes	**2,670**	5,822	(3,152)	(54.1)%
Treasury stock, at cost	**(6)**	(4)	(2)	(50.0)%
Total shareholders' equity	**853,046**	788,945	64,101	8.1%
Total liabilities and shareholders' equity	**7,208,651**	6,396,302	812,349	12.7%
yen / US$	@117.47	@107.39		



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (81)-3-5511-5111
www.shinseibank.com

For immediate release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Acquisition Rights of Stock Options

Tokyo (Thursday, May 25, 2006) --- Shinsei Bank, Limited (the "Bank") announced that details of 13th, 14th, 15th and 16th Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on February 28, 2006 were determined today. The details are as follows:

		13th	14th	15th	16th
1	Issue date of Stock Acquisition Rights	May 25, 2006			
2	Total number of Stock Acquisition Rights to be issued	5,342 Stock Acquisition Rights	3,027 Stock Acquisition Rights	1,439 Stock Acquisition Rights	331 Stock Acquisition Rights
		Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000			
3	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	5,342,000 common shares of the Bank	3,027,000 common shares of the Bank	1,439,000 common shares of the Bank	331,000 common shares of the Bank
4	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	825,000 yen per 1 Stock Acquisition Right (825 yen per share)			
		The amount payable per share was the higher of the average of the daily closing prices of the ordinary shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days commencing on March 20, 2006 and the closing price of Shinsei Bank common shares at the Tokyo Stock Exchange on the issue date.			
5	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	4,407,150,000 Yen	2,497,275,000 Yen	1,187,175,000 Yen	273,075,000 Yen
6	Amount capitalized from issue price:	413 Yen per share			
7	Exercise Period of Stock Acquisition Rights	From June 1, 2008 to June 23, 2015	From June 1, 2006 to June 23, 2015	From June 1, 2008 to June 23, 2015	From June 1, 2006 to June 23, 2015
8	Conditions for Exercising Rights	Basically the Stock Acquisition Rights holders may exercise their rights between June 1, 2008 and May 31, 2009 with respect to only a half of the number of Stock Acquisition Rights granted to them . All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights"	Basically the Stock Acquisition Rights shall be exercised after June 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2008 and May 31, 2009 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	Basically the Stock Acquisition Rights shall be exercised after June 1, 2009 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".	Basically the Stock Acquisition Rights shall be exercised after June 1, 2009 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 24, 2005

(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2005

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Executive Assignment Change

Tokyo (Thursday, May 25, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment change, effective May 25, 2006.

	New Position	Former Position
Michiyuki Okano	Statutory Executive Officer, Head of Banking Infrastructure Group, COO of Banking Infrastructure Group, Head of Retail Services Sub-Group, GM of Operations Planning and Administration Division, GM of Process Control Division and GM of Channel Management Division	Statutory Executive Officer, Head of Banking Infrastructure Group, COO of Banking Infrastructure Group, GM of Information Technology Division, Head of Retail Services Sub-Group, GM of Operations Planning and Administration Division, and GM of Process Control Division

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Open Nihombashi Financial Center

~ The 32nd Financial Center at Nihombashi Mitsui Tower ~

Tokyo (Wednesday, May 31, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced the opening of a new branch "Nihombashi Financial Center" (Chuo-ku, Tokyo) on the fifth floor of Nihombashi Mitsui Tower on Friday June 2, 2006.

"Nihombashi Financial Center" will be open for business six days a week, including Saturday, from 11:00 a.m. to 7:00 p.m., and professional staffs will provide not only account opening services but also asset management consulting services by proposing financial products that best meet the lifestyle and needs of customers.

Nihombashi Mitsui Tower is a high-rise complex adjacent to the Mitsui Main Building, an important cultural property. A luxury hotel "Mandarin Oriental, Tokyo" is located on the upper floors of the Tower and Nihombashi Main Branch of Mitsukoshi Department Store is located nearby. Nihombashi is a high profile district for both business and shopping and the new branch is very conveniently located for workers and shoppers in Nihombashi.

Furthermore, at the space where Shinsei ATMs have been installed on the first basement floor of the Nihombashi Mitsui Tower since November 2005, new PCs for Internet Banking will be installed from June 2nd concurrently with the opening of the Financial Center and it will be renamed "Nihombashi *BankSpot*". The ATMs operate 365 days a year from 7:30 a.m. to 11:00 p.m. when the Nihombashi Mitsui Tower is open to the public.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei bank continues to strive to develop products and services which offer value and convenience to our customers.

【Shinsei Bank Nihombashi Financial Center】

Official Name:	Shinsei Bank Nihombashi Financial Center
Location:	5th floor, Nihombashi Mitsui Tower, 2-1-1 Nihombashi Muromachi, Chuo-ku, Tokyo
Opening date:	Friday, June 2, 2006
Business hours:	11:00 a.m. to 7:00 p.m. from Monday through Saturday (closed on Sunday and holidays)
Service provided:	Asset management consulting, opening accounts, and Shinsei *PowerFlex* account transactions in general

■Images of Nihombashi Financial Center





■Map of Nihombashi Financial Center and Nihombashi *BankSpot*


Nihombashi SFC(5F)
Nihombashi Annex(B1F)
Edo-dori
To Kanda
To Ueno
To Tokyo
Nihonbashi Mitsui Tower
Currency Museum
Chuo-dori
Showa-dori
Nihombashi

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Launch First Emerging Market Local Currency Bond Fund

Tokyo (Wednesday, May 31, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that the Bank will offer an investment trust named Emerging Currency Bond Fund ("Fund"), monthly distribution type, starting on June 1, 2006, which will be launched by Shinsei Investment Management Co., Ltd., a wholly-owned subsidiary of Shinsei Bank. The initial offering period will be June 1 through June 29, 2006. The initial fund launch date is June 30, 2006. Shinsei Bank will continue offering the Fund after June 30, 2006.

Traditionally, most of emerging market bond funds have invested in U.S. dollar denominated emerging market fixed income. This Fund will invest primarily in local currency denominated emerging market fixed income. It will be the first publicly-offered, domestically-launched investment trust, and will function as another investment option for investors in Japan. Moreover, the Fund will be the first investment trust offered by Shinsei Investment Management to general individual investors.

Recently, the local currency denominated bond market has been growing, backed by the recovering fundamentals of emerging countries. BlueBay Asset Management Limited, based in London, in which Shinsei Bank has a 25% equity participation will be responsible for the investment in local currency denominated emerging market fixed income.
The Fund is structured to meet the needs of various customers. Long-term investors can enjoy monthly distributions due to emerging country growth opportunities, while investors with exposure to developed countries can diversify their portfolio through investment in emerging country sovereign debt and others.

Under the brand concept "Color your life," Shinsei Bank will provide value-added products and services that will enrich and add color to the customer's individual life.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Outline of Emerging Currency Bond Fund (monthly distribution type)

Asset management company	Shinsei Investment Management Co., Ltd. ("SIM")
Product type	Open-end securities investment trust /Fund of funds / Distribution re-invested
Fund name	Emerging Currency Bond Fund (monthly distribution type)
Investment policy	(1) Major investment instruments include SIM BlueBay Emerging Market Local Currency Bond Fund (Luxembourg-registered open-end dollar-denominated mutual fund, hereinafter referred to as an "Investment Fund") and SIM Short-Term Mother Fund (securities investment trust),. - SIM BlueBay Emerging Market Local Currency Bond Fund The Fund primarily invests in fixed income securities issued by government issuers or entities domiciled in an emerging market country and which are denominated in a local currency. The investment is in principle diversified based on fundamental and credit analysis from the global point of view, and its portfolio is actively managed over its benchmark. - SIM Short-Term Mother Fund The Fund primarily invests in Japanese short-term corporate and government bonds and Japanese money market instruments. (2) Investments in investment securities is maintained in a high level in principle. (3) No foreign exchange hedging is made for foreign currency denominated assets.
Investment manager of the Investment Fund	BlueBay Asset Management Limited
Benchmark of the Investment Fund	J.P. Morgan Government Bond Index Emerging Market Broad Diversified (USD, unhedged)
Accounts settlement date	23rd of the month, in principle (When the accounts settlement date falls on a holiday, it will be changed to the immediately succeeding business day) Dividends are to be made on and after the second accounts settlement date (August 23, 2006). No dividends are made on the first accounts settlement date (July 24, 2006).
Trust fee	1.155% p.a. (1.10% p.a. before tax) on the total net assets Other than the above trust fee, investment management fee (0.8% p.a.) and other management fee (up to 0.3% p.a.) are charged at the Investment Fund.
Amount to be retained in trust at redemption	0.50% on the net asset value as of the business day immediately following the redemption request date
Initial offering period	From June 1, 2006 to June 29, 2006
Fund inception date	June 30, 2006
Subsequent offering period	Effective June 30, 2006
Shinsei Bank's sales channels	Branches (Shinsei Financial Centers, and selected Shinsei *BankSpots*), Internet Banking (Shinsei *PowerDirect*) Call Center (Shinsei *PowerCall*)
Shinsei Bank application unit	At least 10,000 yen and in units of one yen
Sales fee payable to Shinsei Bank	3.15% (3.0% before tax)

Profile of BlueBay Asset Management Limited

Established in London in July 2001, BlueBay Asset Management Ltd. specializes in investments in "credit bonds" (relatively high-credit risk fixed income securities, unlike government bonds of developed countries). Shinsei Bank has a 25% equity participation in the company. BlueBay Asset Management specializes in credit bond management, while most asset management companies primarily manage equities and government bonds of developed countries.

There are three asset classes - emerging fixed income (foreign currency denominated, and local currency denominated), European high-yield fixed income, and European investment-grade fixed income. Long-only and long-short (hedge-fund type) portfolios are managed under each asset class. Taking full advantage of its research capacities, BlueBay Asset Management analyzes debt repayment capacities of issuers and aims for stable performance over the medium and long terms. Furthermore, each asset class is managed by portfolio managers with extensive experience and an excellent track record. Major investors are financial institutions, pension funds and high net worth individuals from throughout the world, including U.S., Europe and Asia.

As of the end of March 2006, it has approximately 660 billion yen in assets under management.

Profile of Shinsei Investment Management Co., Ltd.

Shinsei Investment Management, a wholly-owned subsidiary of Shinsei Bank, launched its operations on April 1, 2003 after being approved by the FSA as Investment Management and Discretionary Investment Advisory Company. Shinsei Investment Management adopts a business model as "Managers' Manager." Under this business model, Shinsei Investment Management selects the highly capable investment managers for a range of options in the world, depending on Japanese investors' needs, structures and packages the investment products in a way that best suits the investors, and appropriately reallocates them, if needed.

As of the end of March 2006, Shinsei Investment Management's assets under management in discretionary investment management and investment trust were approximately 33.3 billion yen and 56.6 billion yen respectively.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Start Saturday Banking Services at Futakotamagawa Financial Center

Tokyo (Thursday, June 1, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective July 1, 2006, Futakotamagawa Financial Center will be available for services on Saturdays as well as weekdays. As a result, eight Financial Centers will be operative on Saturdays. Shinsei Bank will gradually expand Saturday banking services to other financial centers.

Since the launch of new retail banking services in June 2001, all Shinsei Bank branches have been available for services until 7:00 p.m. on weekdays. Furthermore, to better serve customers who are busy on weekdays, the Bank has been providing "Saturday consultation services" (asset management advisory services to meet customer needs) on an appointment basis at branches since October 2004.

Customer convenience will be further improved because the enhanced Saturday banking services will enable customers who are busy on weekdays to drop by without appointments to consult about products such as mutual funds and insurance, and also do transactions at branches, including yen and foreign currency deposits.

Effective July 3, 2006, Futakotamagawa Financial Center will change its weekday operating hours to start from 11:00 a.m. and end at 7:00 p.m.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

Saturday Banking Service (as of July 1, 2006)

Branch	Operating hours	Services on Saturdays
Futakotamagawa Financial Center[1]	10:00 a.m. – 5:00 p.m.	Consultation services, transactions including deposits, etc.[4]
Yokohama Financial Center[1]		
Shinjuku Financial Center[1]		
Ikebukuro Financial Center[1]		
Ginza Financial Center[1]	11:00a.m. – 7 :00p.m.	
Nihombashi Financial Center[1]		
Omotesando Hills Financial Center[2]		
LaLaport Financial Center[3]	10:00 a.m. – 8:00 p.m.	

1. Closed if a national holiday falls on a Saturday.
2. 365 days a year, from 11:00 a.m. to 7:00 p.m.
3. Everyday, from 10:00 a.m. to 8:00 p.m., except for New Year's Day.
4. Some types of services, such as withdrawals/deposits, remittances and money-changing, are not provided.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement Regarding the Result of Purchase of Bank's Common Shares

Tokyo (Thursday, June 1, 2006) --- Shinsei Bank, Limited (the "Bank") announced the result of purchase of the Bank's common shares, pursuant to Article 81 of Law concerning Amendment of Related Laws due to Enforcement of the Corporation Act and Article 210 of the Commercial Code, as follows:

(1) Type of shares purchased:	Common Shares
(2) Purchase period:	From May 23, 2006 to May 31, 2006
(3) Number of shares purchased:	950,000 shares
(4) Total cost of purchase:	708,596,000 yen
(5) Method of purchase:	Purchase in the auction market at the Tokyo Stock Exchange

Note: In addition to the above, 2,712,000 shares of treasury shares (total cost: 2,020,040,000 yen) have been agreed to purchase on and from May 29, 2006 through May 31, 2006 but not settled yet as of May 31, 2006.

Reference:

1. Bank's shares purchase authorized at the 5th Annual General Meeting of Shareholders held on June 24, 2005:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	25,000,000 shares as an upper limit
(3) Total cost of purchase:	17,500,000,000 yen as an upper limit

2. Total Bank's shares purchased after the date of authorization at the 5th Annual General Meeting of Shareholders on June 24, 2005 (excluding the shares mentioned in the Note above):

(1) Number of shares purchased:	1,000,000 shares
(2) Total cost of purchase:	748,596,000 yen

3. Total number of common shares issued as of May 31, 2006:

1,358,537,606 shares

(Including 11,403 shares of treasury shares purchased as less-than-one-unit shares.)

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Issues Statement Regarding Media Report in Taiwan

Tokyo (Monday, June 5, 2006) - Shinsei Bank, Limited ("Shinsei Bank") today issued the following statement in response to media reports in Taiwan.

"It has been reported by certain media in Taiwan that Shinsei Bank is in talks to acquire a stake for a certain bank in Taiwan. We confirm that nothing has been discussed in this regard. As we announced on May 10, 2006, we reached an agreement for a strategic alliance with Jih Sun Financial Holding Co., Ltd. ("Jih Sun"), a Taiwanese financial holding company, and Jih Sun is at present the only partnership into which we are making a strategic investment in Taiwan."




June 7, 2006
Shinsei Bank, Limited
AXA Life Insurance Co., Ltd.

Shinsei Bank to Launch AXA Life U.S. Dollar-denominated VA

- First bank to provide foreign-currency-denominated VA in Japan -

On June 8, 2006, Shinsei Bank, Limited (Head Office: Chiyoda-ku, Tokyo; President and CEO: Thierry Porté) will start selling "Power Accumulator (Growth Plan)" [1], a U.S. dollar-denominated variable annuity that has been developed by AXA Life Insurance Co., Ltd. (Head Office: Minato-ku, Tokyo; President: Paul Sampson), through Shinsei branches.
This is Japan's first foreign-currency-denominated variable annuity to be sold through bancassurance.

The main features of "Power Accumulator (Growth Plan)" are as follows.

- A separate account fund with a stock allocation ratio set at a maximum of 80% is available to pursue proactive asset formation on a U.S. dollar-denominated basis.
- With the recovery function (guarantee of account value), 110% of the single premium is guaranteed after an elapsed period of ten years; thereafter, a guaranteed rate that increases every five years until the elapsed period reaches 30 years is provided.

This is an investment-type annuity product that enables customers to pursue increased funds for annuities while limiting investment risk. Such features respond to the needs of customers pursuing increased assets, who are willing to invest actively in their future plans.

The need for individual annuity products is expected to grow rapidly, especially in the variable annuity market. "Power Accumulator (Growth Plan)" is a unique product that has been customized by AXA Life for the Japanese market by utilizing AXA Group's know-how in the development of variable annuity insurance, which has recorded a strong performance in the U.S.
Shinsei Bank plans to strengthen its solution-based consulting services by enhancing the lineup of annuities and other products to meet the diversified needs of customers. The bank aims to bring the reality of a lifestyle abundant with color to customers through the branding concept "Color your life."
AXA Life, as a solution provider in the financial protection, will continue to respond to customers' diversifying needs through product development.

1. Official name: "Variable Annuity (US dollar-denominated) with Guaranteed Minimum Accumulated Benefit and Guaranteed Minimum Death Benefit (Return of Premium)"

See attachment for details.

<Attachment>

Main Features of "Power Accumulator (Growth Plan)":

- **Asset management utilizing AXA's experience and expertise acquired in the U.S.**
  Three options for separate accounts (funds) are available depending on the management style:
  AXA Allocation Fund 80: pursue dynamic investment management by allocating 80% to shares.
  AXA Allocation Fund 50: pursue well-balanced management by investing 50% in U.S. shares and 50% in U.S. bonds.
  AXA Allocation Fund 20: pursue risk-limited management by investing 20% in U.S. shares and 80% in U.S. bonds.

  AXA Life will set up the special account and AXA Equitable[1] will be the investment manager. AXA Equitable will invest in multi-manager funds that select and administer sub-management investment companies that are strong in each asset class.

- **Guaranteed account value that increases with time (recovery function)**
  The reserve fund after 10 years is guaranteed at a minimum of 110% of the single premium on a U.S. dollar basis, irrespective of management performance. Furthermore, when the policy is continued, the guaranteed account value will increase every five years (recovery function).

Elapsed period	Guaranteed minimum rate of account value (against basic sum-insured (initial premium))
• 10 years from contract date	110%
• 15 years from contract date	115%
• 20 years from contract date	120%
• 25 years from contract date	125%
• 30 years from contract date	130%

- **Options for receiving benefits to suit lifestyle**
  After 10 years from the contract date, policyholders can choose from the following options. (The investment management period can be shortened by changing the annuity payment start date.)

  1. Continue the policy
  2. Annuity certain (annuity payment period of 5, 10, 15 or 20 years)
  3. Whole life annuity with guaranteed installment
  4. Lump-sum payment

  In addition, a death benefit will be paid in the event of the insured person's death. At the age of 90, the policy can also be transferred to a whole life death benefit instead of annuity or lump-sum payment.

<Product Outline>

Insurance age (of insured):	**Age 0 through 80**
Annuity payment starting age:	**Age 90**
Premium payment:	**Single payment**
Investment period:	**Over 10 years, under 90 years**
Minimum premium:	**US$ 30,000**

1. AXA Equitable (AXA Equitable Life Insurance Co., Ltd.), a wholly-owned subsidiary of AXA Financial, is a major life insurance company in the U.S. that was established in 1859 in New York State. AXA Financial, a member company of AXA Group, was ranked third in the U.S. variable annuity insurance market in 2004 (Reference: VARDS Report).

Shinsei Bank

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking.

The Bank has total assets of USD 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders.

The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

About AXA Life

AXA Life Insurance Co., Ltd. is a member of the AXA Group, one of the world's largest insurance and financial groups. Standard & Poors' insurance financial strength rating for AXA Life Insurance Co., Ltd. is AA-. For more information, visit www.axa.com.

About AXA Group

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depositary Share is also listed on the NYSE under the ticker symbol AXA. For more information, visit www.axa.com.





1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Start Saturday Banking Services
at Financial Centers in the Kansai Area

Tokyo (Friday, June 16, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective July 1, 2006, Umeda Financial Center (located in Kita-ku, Osaka City) and Namba Financial Center (located in Chuo-ku, Osaka City) will be available for services on Saturdays as well as weekdays. As a result, ten Shinsei Financial Centers will provide services on Saturdays. Shinsei Bank will gradually expand Saturday banking services to other Financial Centers, including those located in the Kansai Area.

Since the launch of new retail banking services in June 2001, all Shinsei Bank outlets including Financial Centers and *Bankspots* have been available for services until 7:00 p.m. on weekdays. Furthermore, to better serve customers who are busy on weekdays, the Bank has been providing "Saturday consultation services" (asset management advisory services to meet customer needs on an appointment basis at branches) since October 2004.

Customer convenience will be further improved because the enhanced Saturday banking services will enable customers who are busy on weekdays to drop by without appointments to consult about products such as mutual funds and insurance, and also do transactions at branches, including yen and foreign currency deposits.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.





1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Start of Non-JPY Cross Currencies Transactions Via Internet Banking

Tokyo (Tuesday, June 20, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective June 20, 2006, it is offering direct non-JPY cross currency exchange transactions through its Internet banking service (Shinsei *PowerDirect*) for its foreign currency savings deposit customers. This will allow account-holders to convert funds directly from one foreign currency to another without a conversion to JPY. Among the eight currencies available for foreign currency deposits offered by the Bank, six currencies (USD, EUR, CAD, GBP, AUD and NZD), excluding SGD and HKD are available for this service.

Shinsei Bank's Internet banking service (Shinsei *PowerDirect*) enables customers to conduct foreign currency transactions in a timely manner 24 hours a day, seven days a week, at exchange rates that change with market exchange rate fluctuations. Given the widespread use of foreign currency investment as a part of asset management, Shinsei Bank believes that foreign currency to foreign currency direct exchange transactions, which do not have to be turned into Japanese yen, will improve convenience for foreign currency investments.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

* Please see attachment for exchange fee details.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attachment

Exchange Fees for Shinsei Bank's Comprehensive "*PowerFlex*" Account

(Effective from June 20, 2006)

- Exchanges of "Japanese yen to foreign currency" and "foreign currency to Japanese yen"

Currency	Exchange fee per transaction (buy or sell)
1 USD	1 yen
1 EUR	1 yen
1 CAD	1 yen
1 GBP	2 yen
1 AUD	1 yen
1 NZD	1 yen
1 HKD	0.5 yen
1 SGD	1 yen

- In lieu of the fees listed in the table above, the following fees apply when switching a currency eligible for foreign currency transactions to another currency eligible for foreign currency transactions for foreign currency savings deposits or when changing from one foreign currency to another in *PowerSupportPlus* foreign currency time deposits ("petty cash type foreign currency time deposits").

Currency pair		Exchange fee per transaction	
EUR	GBP	1 EUR	0.01 GBP
EUR	AUD	1 EUR	0.02 AUD
EUR	NZD	1 EUR	0.02 NZD
EUR	USD	1 EUR	0.01 USD
EUR	CAD	1 EUR	0.02 CAD
GBP	AUD	1 GBP	0.02 AUD
GBP	NZD	1 GBP	0.02 NZD
GBP	USD	1 GBP	0.02 USD
GBP	CAD	1 GBP	0.02 CAD
AUD	NZD	1 AUD	0.01 NZD
AUD	USD	1 AUD	0.01 USD
AUD	CAD	1 AUD	0.01 CAD
NZD	USD	1 NZD	0.01 USD
NZD	CAD	1 NZD	0.01 CAD
USD	CAD	1 USD	0.01 CAD

* Fees different from the above may apply, depending on foreign exchange market trends and other factors.


INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company name: Shinsei Bank, Limited
Name of representative:Thierry Porté
President and CEO
(Code: 8303 TSE First Section)

Announcement Regarding Purchase of Bank's Common Shares

Tokyo (Tuesday, June 27, 2006) --- Shinsei Bank, Limited (the "Bank") announced that pursuant to Article 156 of the Corporation Act, the 6th annual general meeting of shareholders (the "Annual Shareholders' Meeting") held on June 27, 2006 has authorized the Bank to purchase up to 30 million shares of the Bank's common share, as follows:

(1) Type of shares to be purchased:	Common shares
(2) Number of shares to be purchased:	30,000,000 shares as an upper limit
(3) Total cost of purchase:	30,000,000,000 yen as an upper limit
(4) Available period for purchase:	1 year from the closing of the 6th Annual Shareholders' Meeting held on June 27, 2006

Reference:

Total number of common shares issued as of May 31, 2006:
1,358,537,606 shares
(including 1,011,403 shares of treasury shares)

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Announcement Regarding the Result of Purchase of Bank's Common Shares

Tokyo (Tuesday, June 27, 2006) --- Shinsei Bank, Limited (the "Bank") announced the result of purchase of the Bank's common shares, pursuant to Article 81 of Law concerning Amendment of Related Laws due to Enforcement of the Corporation Act and Article 210 of the Commercial Code, as per Item I.

The Bank also announced the expiration of the purchase period of the Bank's share purchase authorized at the 5th annual general meeting of shareholders (Annual Shareholders' Meeting) held on June 24, 2005 as per Item II.

I. Purchase of the Bank's common shares

(1) Type of shares purchased:	Common shares
(2) Purchase period:	From June 1, 2006 to the closing of the 6th Annual Shareholders' Meeting held on June 27, 2006.
(3) Number of shares purchased:	5,154,000 shares
(4) Total cost of purchase:	3,795,488,000 yen
(5) Method for purchase:	Purchase in the market at the Tokyo Stock Exchange

II. The expiration of the purchase period of the Bank's share purchase authorized at the 5th Annual Shareholders' Meeting held on June 24, 2005

(The result of purchase of Bank's share during authorized purchase period)

(1) Type of shares purchased:	Common shares
(2) Purchase period:	From the closing of the 5th Annual Shareholders' Meeting held on June 24, 2005 to the closing of the 6th Annual Shareholders' Meeting held on June 27, 2006.
(3) Number of shares purchased:	6,154,000 shares
(4) Total cost of purchase:	4,544,084,000 yen

Bank's shares purchase authorized at the 5th Annual Shareholders' Meeting held on June 24, 2005 is as follows:

(1) Type of shares to be purchased:	Common shares
(2) Purchase period:	From the closing of the 5th Annual Shareholders' Meeting held on June 24, 2005 to the closing of the immediately following Annual Shareholders' Meeting
(3) Number of shares to be purchased:	25,000,000 shares as an upper limit
(4) Total cost of purchase:	17,500,000,000 yen as an upper limit

Reference:

Total number of common shares issued as of May 31, 2006:

1,358,537,606 shares

(including 1,011,403 shares of treasury shares)

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.





SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Outline of the committees; Nomination, Audit and Compensation Committee

Tokyo (Tuesday, June 27, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that the Board of Directors decided the member of the committees as of June 27, 2006 at the first meeting held after the Annual General Meeting of Shareholders.

Nomination Committee

Composition: 6 members (5 of those are Outside Directors)
Chairman: Minoru Makihara *
Members: Michael J. Boskin *
Timothy C. Collins *
J. Christopher Flowers *
Lucio A. Noto *
Thierry Porté

Audit Committee



Composition: 4 members (all Outside Directors)
Chairman: Hiroyuki Takahashi *
Members: Shigeru Kani *
Yasuharu Nagashima *
Nobuaki Ogawa *

Compensation Committee

Composition: 6 members (all Outside Directors)
Chairman: J. Christopher Flowers *
Members: Emilio Botín *
Timothy C. Collins *
Fred H. Langhammer *
Minoru Makihara *
John S. Wadsworth, Jr. *

* Outside Directors

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.





For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Changes of Directors and Executive Officers

Tokyo (Tuesday, June 27, 2006) – Shinsei Bank, Limited ("Shinsei Bank") announced the changes of Directors and Executive Officers as follows.

Newly Appointed Directors

	New Positions	Other or Former Positions
Thierry Porté	Director	Representative Statutory Executive Officer, President, CEO, Shinsei Bank, Limited
Junji Sugiyama	Director	Representative Statutory Executive Officer, Chairman, Shinsei Bank, Limited
Michael J. Boskin	Director	Professor, Stanford University
Emilio Botín	Director	Chairman, Grupo Santander
Timothy C. Collins	Director	CEO, Ripplewood Holdings, LLC
J. Christopher Flowers	Director	Chairman, J.C. Flowers & Co., LLC
Shigeru Kani	Director	Former Director, Administration Department, The Bank of Japan, Professor, Yokohama College of Commerce
Fred H. Langhammer	Director	Chairman, Global Affairs, The Estée Lauder Companies, Inc.
Minoru Makihara	Director	Senior Corporate Advisor, Mitsubishi Corporation
Yasuharu Nagashima	Director	Lawyer
Lucio A. Noto	Director	Former Vice Chairman, Exxon Mobil Corporation
Nobuaki Ogawa	Director	Lawyer
Hiroyuki Takahashi	Director	Former Director, Japan Corporate Auditors Association
John S. Wadsworth, Jr.	Director	Advisory Director, Morgan Stanley
Teruaki Yamamoto	Director	President, APLUS Co., Ltd.

Retiring Directors

Akira Aoki
Takashi Imai
Masamoto Yashiro

(Note) Takashi Imai and Masamoto Yashiro became Shinsei Bank Senior Advisors as of June 27, 2006.

Representative Statutory Executive Officers / Statutory Executive Officers

Thierry Porté	Representative Statutory Executive Officer, President, Chief Executive Officer
Junji Sugiyama	Representative Statutory Executive Officer, Chairman
Clark Graninger	Executive Vice President, Head of Institutional Banking Group, GM of IB Business Division
Dhananjaya Dvivedi	Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group
Rahul Gupta	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group, GM of Capital Markets Product Control Division
Satoru Katayama	Senior Managing Executive Officer, Head of Retail Banking Group
Masazumi Kato	Senior Managing Executive Officer, Head of Financial Institutions and Capital Markets Sub-Group
Junzo Tomii	Senior Managing Executive Officer, Head of Corporate Banking Business Sub-Group
Kazumi Kojima	Managing Executive Office, Head of Corporate Affairs Group, GM of Corporate Communications Division, Head of Social and Cultural Contribution Promotion Department
Kazuya Fujimoto	Statutory Executive Officer, Head of Public Sector Finance Sub-Group
Norio Funayama	Statutory Executive Officer, GM of Corporate Strategy Division
Michimasa Honda	Statutory Executive Officer, GM of Financial Institutions Business Division III
Michiyuki Okano	Statutory Executive Officer, Chief Operating Officer of Banking Infrastructure Group, Head of Retail Services Sub-Group, GM of Operations Planning and Administration Division, GM of Process Control Division, GM of Channel Management Division
Yoshikazu Sato	Statutory Executive Officer, GM of Information Technology Division, Head of Retail Services Sub-Group
Takashi Tsuchiya	Statutory Executive Officer, GM of Osaka Branch, GM (Special Assignment) of Corporate Banking Business Sub-Group

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Waive Exchange Fees on Foreign Currency Deposits for Limited Time

Tokyo (Wednesday, June 28, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, from July 3, 2006 to September 30, 2006, the Bank will waive exchange fees when exchanging Japanese yen to open foreign currency deposits within *PowerFlex* account. All of the eight foreign currencies handled by Shinsei Bank (USD, EUR, CAD, GBP, AUD, NZD, HKD and SGD) will be subject to this fee waiver. This free-of-charge service will be available via all channels, i.e. branches, Internet banking (Shinsei *PowerDirect*) and call center (Shinsei *PowerCall*). During this waiver period, customers can invest in foreign currencies under favorable terms and conditions.

Exchange fee waiver for opening foreign currency deposits

Waiver period: From Monday, July 3, 2006 to Saturday, September 30, 2006

Channels: Shinsei Bank branches, Internet banking (Shinsei *PowerDirect*), call center (Shinsei *PowerCall*)

Details: During the waiver period, exchange fees for exchanging yen into a foreign currency to open a foreign currency deposit will be waived.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Changes of Executive Officers

Tokyo (Thursday, June 29, 2006) – Shinsei Bank, Limited ("Shinsei Bank") announced the changes of Executive Officers as follows.

Representative Statutory Executive Officers / Statutory Executive Officers

Clark Graninger	Executive Vice President, Head and Chief Executive of Institutional Banking Group, GM of IB Business Division	Executive Vice President, Head of Institutional Banking Group, GM of IB Business Division
Dhananjaya Dvivedi	Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group, Head of Control Sub-Group, GM of Operations Planning and Administration Division	Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group
Rahul Gupta	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group, GM of Capital Markets Product Control Division
Masazumi Kato	Senior Managing Executive Officer, Head of Institutional Banking Group (in charge of Financial Institutions and Public Sector), Head of Financial Institutions Business Sub-Group	Senior Managing Executive Officer, Head of Financial Institutions and Capital Markets Sub-Group
Junzo Tomii	Senior Managing Executive Officer, Head of Institutional Banking Group (in charge of corporate clients)	Senior Managing Executive Officer, Head of Corporate Banking Business Sub-Group
Kazumi Kojima	Managing Executive Officer, Head of Corporate Affairs Group	Managing Executive Officer, Head of Corporate Affairs Group, GM of Corporate Communications Division, Head of Social and Cultural Contribution Promotion Department
Michimasa Honda	Statutory Executive Officer, GM of Financial Institutions Business and Public Sector Finance Division	Statutory Executive Officer, GM of Financial Institutions Business Division III

Michiyuki Okano	Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group, GM of Retail Services Division, GM of Process Control Division, GM of Channel Management Division	Statutory Executive Officer, Chief Operating Officer of Banking Infrastructure Group, Head of Retail Services Sub-Group, GM of Operations Planning and Administration Division, GM of Process Control Division, GM of Channel Management Division
Yoshikazu Sato	Statutory Executive Officer, Head of Technology Sub-Group, GM of Information Technology Division, GM of Technology Support Division, Head of Retail Services Sub-Group	Statutory Executive Officer, GM of Information Technology Division, Head of Retail Services Sub-Group

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Thursday, June 29, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes:

1. Organizational Changes

(A) Institutional Banking Group

(1) To continue to achieve further growth and accomplish our goals going forward the Institutional Banking Group ("IBG"), IBG shall be reorganized as follows.

(i) A Senior Management Team consisting of multiple Heads of IBG shall be established. These Group Heads will work actively together in the overall management of the Group and each Group Head will also have individual business and management responsibilities.

(ii) Three new committees shall be established; the IBG Executive Committee where important matters such as IBG's strategy, plans, budget, human resources issues, etc. shall be discussed and resolved, the IBG Client Committee where coordination of execution for transactions and so forth shall be monitored, and the IBG Subsidiary Oversight Committee where subsidiaries of the Group will be discussed and overseen.

(2) In line with the above framework, the following organizational changes shall be implemented.

(i) Organizations that currently take charge of advisory business for M&A or alliances in the Corporate Banking Business Sub-Group ("CBBSG") i.e. the International Corporate Banking Team, the Corporate Business Unit V and the Corporate Advisory Division, shall be moved into a new Advisory Sub-Group and accordingly the Corporate Business Unit V shall be abolished.

(ii) Asset Management Division shall be removed from CBBSG and shall report directly to the Group Heads.

(iii) The Capital Markets Division shall be removed from the Financial Institutions and the Capital Market Sub-Group ("FICMSG") and shall report directly to the Group Heads. FICMSG shall change its name to the Financial Institutions Business Sub-Group ("FIBSG").

(iv) Aiming at business promotion for the public sector corporations, the Financial Institutions Business Division III and the Osaka Financial Institutions Business Division in FIBSG shall be renamed to the Financial Institutions Business and the Public Sector Finance Division ("FIPD") and the Osaka Financial Institutions Business and the Public Sector Finance Division ("OFPD") respectively, and both of them shall report to both FIBSG and the Public Sector Finance Sub-Group ("PSFSG").

(v) The Corporate Business Unit IV shall be renamed the Business Development Unit.

B. Finance Group

(1) The IR function shall be transferred from Corporate Communications Division in the Corporate Affairs Group and the Investor Relations Division shall be established.

(2) The Office of CFO shall be established.

(3) The Regulatory Accounting Division shall be renamed the Regulatory Accounting and Tax Division.

(4) The Capital Markets Product Control Division shall be renamed the Capital Markets and Treasury Product Control Division ("CMTPCD") to better reflect its responsibilities and coverage.

C. Banking Infrastructure Group

To conduct and manage the operation of the Group more effectively, Sub-Group system shall be introduced in the Group. Each Division in the Group shall be reorganized into three newly established Sub-Groups by function, i.e. Control Sub-Group ("CSG"), Technology Sub-Group ("TSG") and Operations Sub-Group ("OSG").

Divisions which each Sub-Group consists of are as follows.

CSG: Operations Planning and Administrations Division

TSG: Information Technology Division, Technology Support Division

OSG: Operations Services Division (Grand Cayman Br.), Operation Support Division

2. Effective Date

July 1, 2006

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

For further information, please contact:
Yasuhiro Fujiki or Akihiko Kayaoka
Corporate Communications Division
Shinsei Bank, Limited (www.shinseibank.com)
Tel: (+81)-3-5511-5013
Fax: (+81)-3-5511-5505


INFORMATION


SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Offer No-Sales-Fee Investment Trusts for a Limited Time

Tokyo (Thursday, June 29, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, from July 3 to September 30(*) the Bank will reimburse sales fees for 11 designated investment trusts offered via the comprehensive *PowerFlex* account. Eligible funds include "Kokusai Global Sovereign Open (Monthly Dividend Distribution Type)" and "Index Fund 225."

This service will be available at branches and via the Internet Banking (Shinsei *PowerDirect*). During this service period, customers can invest in investment trusts under favorable terms and conditions. The 11 investment trusts are selected on a well-balanced basis from domestic and global bonds, equities and REITs as a very basic lineup including for those customers new to investing in investment trusts.

[Investment Trusts No-Sales-Fee Service]

Period:	From Monday, July 3 to Saturday, September 30, 2006 * Application at branches is available until Friday, September 29
Channel:	Shinsei Bank branches and Internet banking (Shinsei *PowerDirect*)
Details:	During this period, sales fees for investment trusts will be reimbursed at a later date.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

* Please see the attachment for eligible investment trusts.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 80 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attachment

Funds Eligible for "Investment Trusts No-Sales-Fee Services"

Product Name	Category
Kokusai Global Sovereign Open (Monthly Dividend Distribution Type)	Bond Global
Index Fund 225	Equity Domestic
225 Index Fund 225	Equity Domestic
DKA Inflation-indexed Government Bond Fund (Commonly known as "*Mirai-yosou*")	Bond Domestic
MSCI Kokusai Portfolio	Equity Global
Daiwa J-REIT Open	REIT Domestic
Fidelity US REIT Fund A	REIT Global
Fidelity US REIT Fund B	REIT Global
Deutsche LIFE PLAN 30	Balance
Deutsche LIFE PLAN 50	Balance
Deutsche LIFE PLAN 70	Balance

Note: The "MSCI Kokusai Portfolio" and "Daiwa J-REIT Open" funds are only offered via Shinsei *PowerDirect* Internet banking.

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Report on Purchase of Common Shares dated May 1, 2006
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in April 2006.

Amendment Report for Shelf-Registration dated May 23, 2006
An amendment report for shelf-registration is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report to shelf-registration thereto was filed in connection with issuance of incentive stock option rights in the 5th general shareholders' meeting on June 24, 2005.

Extraordinary Report dated May 23, 2006
An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with issuance of incentive stock option rights in the 5th general shareholders' meeting on June 24, 2005.

Amendment report to Extraordinary Report dated May 25, 2006
An amendment report to Extraordinary Report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report to extraordinary report thereto was filed in connection with allocation of stock acquisition rights of stock options.

Amendment Report for Shelf-Registration dated May 25, 2006
An amendment report for shelf-registration is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report to shelf-registration thereto was filed in connection with issuance of corporate bonds.

Report on Purchase of Common Shares dated June 1, 2006
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in May 2006.

Amendment Report for Shelf-Registration dated June 27, 2006
An amendment report for shelf-registration is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report to shelf-registration thereto was filed in connection with issuance of corporate bonds.